As filed with the Securities and Exchange Commission on November 16, 2009	Registration No. 333-162836

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Pre-Effective Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HANA BIOSCIENCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	32-0064979
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7000 Shoreline Court, Suite 370
South San Francisco 94080
(650) 588-6404
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven R. Deitcher, M.D.
President and Chief Executive Officer
Hana Biosciences, Inc.
7000 Shoreline Court, Suite 370
South San Francisco, CA 94080
(650) 588-6404
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to: Christopher J. Melsha, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402-1425 Telephone: (612) 492-7000 Facsimile: (612) 492-7077

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion, dated November 16, 2009

OFFERING PROSPECTUS

60,053,246 Shares
Common Stock

The selling stockholders identified on pages 21-22 of this prospectus are offering on a resale basis a total of 60,053,246 shares of our common stock, including 16,491,104 shares issuable upon the exercise of outstanding warrants.  We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board under the symbol “HNAB.OB.”  On _____________, 2009, the last sale price of our common stock as reported on the OTC Bulletin Board was $______.

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete.  A representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2009.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
RISK FACTORS	6
NOTE REGARDING FORWARD-LOOKING STATEMENTS	20
USE OF PROCEEDS	21
SELLING STOCKHOLDERS	21
PLAN OF DISTRIBUTION	23
DESCRIPTION OF CAPITAL STOCK	25
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
DESCRIPTION OF BUSINESS	35
MANAGEMENT AND BOARD OF DIRECTORS	51
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	57
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS	58
WHERE YOU CAN FIND MORE INFORMATION	58
VALIDITY OF COMMON STOCK	58
EXPERTS	59
TRANSFER AGENT	59
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	59
INDEX TO FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is contained in or incorporated by reference into  this prospectus or the registration statement of which this prospectus is a part before making an investment decision. References to the “Company,” “Hana,” “we,” “us,” or “our” in this prospectus refer to Hana Biosciences, Inc., a Delaware corporation, unless the context indicates otherwise.

Company Overview

We are a biopharmaceutical company dedicated to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care.  We currently have four product candidates in various stages of development:

•
Marqibo® (vincristine sulfate liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine, being developed for the treatment of adult acute lymphoblastic leukemia.

•
Menadione Topical Lotion, a novel supportive care product candidate, being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors (EGFRI), a type of anti-cancer agent used in the treatment of certain cancers.

•
Brakiva™ (topotecan liposomes injection), a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan, being developed for the treatment of solid tumors including small cell lung cancer and ovarian cancer.

•
Alocrest™ (vinorelbine liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine, being developed for the treatment of solid tumors such as non-small-cell lung cancer.

            Our executive offices are located at 7000 Shoreline Court, Suite 370, South San Francisco, California 94080. Our telephone number is (650) 588-6404 and our Internet address is www.hanabiosciences.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus. We were originally incorporated under Delaware law in 2002 under the name Hudson Health Sciences, Inc. In July 2004, we acquired Email Real Estate.com, Inc., a Colorado corporation and public shell company in a reverse acquisition.  In September 2004, we reincorporated under Delaware law under the name Hana Biosciences, Inc.

Risk Factors

As with most pharmaceutical product candidates, the development of our product candidates is subject to numerous risks, including the risk of being unable to obtain necessary regulatory approvals to market the products, unforeseen safety issues relating to the products, dependence on third party collaborators to conduct research and development of the products, and a lack of adequate capital needed to develop the product candidates. Because we have only a limited history of operations, we are also subject to many risks associated with early-stage companies. For a more detailed discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 6 of this prospectus.

The Offering

The selling stockholders identified on pages 21-22 of this prospectus are offering on a resale basis a total of 60,053,246 shares of our common stock, including 16,491,104 shares issuable upon the exercise of outstanding warrants.

Common stock offered	60,053,246 shares

Common stock outstanding before the offering(1)	76,145,146 shares

Common stock outstanding after the offering(2)	92,636,250 shares

Use of Proceeds
We will receive none of the proceeds from the sale of the shares by the selling stockholders, except for the warrant exercise price upon exercise of the warrants, which would be used for working capital and other general corporate purposes

OTC Bulletin Board Symbol	HNAB.OB

(1)	Based on the number of shares outstanding as of November 13, 2009, not including 23,390,786 shares issuable upon exercise of various warrants and options to purchase our common stock.

(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

Recent Developments

Private Placement Offering

On October 7, 2009, we entered into a securities purchase agreement with a number of accredited investors pursuant to which we agreed to sell in a private placement an aggregate of 54,593,864 units of our securities.  At the election of the investor and in order to maintain such investor’s beneficial ownership of our common stock at a level not to exceed 9.99%, each unit consisted of either of the following securities:

•
one share of our common stock plus a seven-year warrant (referred to in the purchase agreement as a Series B Warrant) to purchase one-tenth of one additional share of our common stock at an exercise price of $0.60 per share; or

•
a seven-year warrant to purchase, at an exercise price of $0.01 per share, one share of common stock (referred to in the purchase agreement as a Series A Warrant), plus a Series B Warrant to purchase one-tenth of one share of our common stock at an exercise price of $0.60 per share.

The purchase price per unit was $0.30, except that to the extent an investor purchased units that included the Series A Warrants, the purchase price was reduced to $0.29 to give effect to the additional $0.01 that would be paid upon exercise of the Series A Warrants.  Pursuant to the purchase agreement, we sold an aggregate of 43,562,142 units consisting of an equal number of shares of our common stock and Series B Warrants to purchase 4,356,212 additional shares of common stock, and 11,031,722 units consisting of Series A Warrants to purchase an equal number of shares of common stock and Series B Warrants to purchase 1,103,170 additional shares of common stock.  The aggregate purchase price for all of the securities sold under the purchase agreement was approximately $16.27 million, before deducting expenses.  Of this total amount, we received approximately $12.4 million in cash and approximately $3.87 million represented the satisfaction of an outstanding obligation that we owed to one of the investors, as discussed below.  Additionally, we incurred approximately $0.7 million of expenses related to the financing transaction including legal fees and placement agent fees. Pursuant to the purchase agreement, we agreed to use the proceeds from the sale of these securities solely for the clinical and regulatory development of our Marqibo program.

Among the investors who participated in the private placement were Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited and Deerfield Private Design International, L.P., which we collectively refer to as Deerfield.   Pursuant to an October 2007 loan facility agreement, we had issued to Deerfield warrants which, prior to the redemption of these warrants, represented the right to purchase 6,142,754 shares of our common stock at a price of $1.31 per share.  Deerfield had the right to require us to redeem these warrants upon the occurrence of certain events, including the delisting of our common stock from the Nasdaq Stock Market or another national securities exchange.  Following our delisting from the Nasdaq Capital Market in September 2009, Deerfield exercised its right to have us redeem the warrants at a redemption price equal to the then Black-Scholes value of the warrants in accordance with a formula described in the warrants.  At the effective date of the redemption, the redemption price totaled approximately $3.87 million.  However, pursuant to a subsequent agreement, in lieu of cash, Deerfield agreed to accept as payment of the warrant redemption price the same type of securities as issued by us in a future financing transaction.   Accordingly, pursuant to our October 2009 securities purchase agreement, Deerfield purchased approximately 12,906,145 units consisting of shares and Series B Warrants in full satisfaction of the warrant redemption price owed by us.

Pursuant to the terms of the securities purchase agreement, we agreed to file a registration statement under the Securities Act of 1933, as amended, covering the resale of the shares of our common stock sold in our October 2009 private placement, including the shares issuable upon exercise of the Series A and Series B Warrants.  We further agreed to use our reasonable efforts to cause such registration statement to be declared effective within 90 days following the closing, or 120 days in the event the staff of the Securities and Exchange Commission reviews and provides comments to the registration statement. The registration statement of which this prospectus is a part registers the shares of our common stock we sold pursuant to our October 2009 securities purchase agreement. If such registration statement is not declared effective by the SEC within such 90 or 120-day period, as applicable, we agreed to pay liquidated damages to the investors in the amount of 1% of such investor’s aggregate investment amount for each 30-day period until the registration statement is declared effective.

In connection with the private placement, we engaged Piper Jaffray & Co. to serve as our placement agent. In consideration for its services, we paid Piper Jaffray a placement fee of approximately $620,000, plus reimbursed its out-of-pocket expenses of approximately $29,000. Piper Jaffray did not receive any placement fee in connection with the securities sold to Deerfield in satisfaction of its warrant redemption obligation.

Changes in Management

On October 30, 2009, John P. Iparraguirre submitted his resignation as our Vice President, Chief Financial Officer and Secretary, effective as of November 16, 2009.  On November 5, 2009, our Board of Directors appointed Tyler M. Nielsen, currently our controller and principal accounting officer, to be our interim Chief Financial Officer, effective upon the effective date of Mr. Iparraguirre’s resignation.  Mr. Nielsen, age 31, has been our controller since February 2006.  From September 2003 to February 2006, Mr. Nielsen was a senior auditor at Ernst & Young LLP.  Mr. Nielsen will continue to receive his annualized base salary of $140,000 and will be eligible to receive an annual bonus to be determined in the sole discretion of the Company’s Board of Directors.

RISK FACTORS

Investment in our common stock involves significant risk. You should carefully consider the information described in the following risk factors, together with the other information appearing elsewhere in this prospectus, before making an investment decision regarding our common stock. If any of these risks actually occur, our business, financial conditions, results of operation and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or a part of your investment in our common stock. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

Risks Related to Our Business

We need to raise additional capital to fund our planned operations beyond mid-2010. If we are unable to raise additional capital when needed, we will have to discontinue our product development programs or relinquish our rights to some or all of our product candidates. The manner in which we raise any additional funds may affect the value of your investment in our common stock.

After giving effect to our October 2009 private placement and together with our existing cash, cash equivalents, available for sale securities and lending commitments, we believe that our currently available capital is only sufficient to fund our operations into mid-2010.  Given our desired clinical development plans for the next 12 months, our financial statements reflect a going concern uncertainty, which is also stated in the report from our auditors on the audit of our financial statements as of and for the year ended December 31, 2008.  Accordingly, we need additional capital to fund our operations beyond such point.  Further, our available capital may be consumed sooner than we anticipate depending on a variety of factors, including:

        •      costs associated with conducting our ongoing and planned clinical trials;

        •      costs, timing and outcome of regulatory reviews;

        •      costs of establishing arrangements for manufacturing our product candidates;

        •      costs associated with commercializing our lead programs, including establishing sales and marketing functions;

        •      payments required under our current and any future license agreements and collaborations;

        •      costs of obtaining, maintaining and defending patents on our product candidates; and

        •      costs of acquiring any new drug candidates.

Since we do not generate any recurring revenue, the most likely sources of such additional capital include private placements of our equity securities, including our common stock, debt financing or from a potential strategic licensing or collaboration transaction involving the rights to one or more of our product candidates.  To the extent that we raise additional capital by issuing equity securities, our stockholders will likely experience significant dilution. We may also grant future investors rights superior to those of our current stockholders. If we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or products, or grant licenses on terms that are not favorable to us. If we raise additional funds by incurring debt, we could incur significant interest expense and become subject to covenants in the related transaction documentation that could affect the manner in which we conduct our business.

However, we have no committed sources of additional capital and our access to capital funding is always uncertain. This uncertainty is exacerbated due to the current global economic turmoil, which has severely restricted access to the U.S. and international capital markets, particularly for biopharmaceutical and biotechnology companies. Accordingly, despite our ability to secure adequate capital in the past, there is no assurance that additional equity or debt financing will be available to us when needed, on acceptable terms or even at all. If we fail to obtain the necessary additional capital when needed, we will be forced to significantly curtail our planned research and development activities, which will cause a delay in our drug development programs.  If we do not obtain additional capital before we have consumed our currently available resources, we may be forced to cease our operations altogether, in which case you will lose your entire investment in our company.

Our business is substantially dependent on the results of our ongoing rALLy study of Marqibo and our ability to obtain accelerated approval of Marqibo.

A substantial portion of our current human and financial resources is focused in the development of Marqibo, our lead product candidate.  We are currently evaluating Marqibo in a global, registration-enabling Phase 2 clinical trial in adult Philadelphia chromosome negative ALL patients in second relapse or those who have progressed following two prior lines of therapy.  We refer to this Phase 2 clinical trial as the rALLy study.  The primary outcome measure of the rALLy study is complete remission, or CR, or CR without full hematological recovery, or CRi.  Our target enrollment for the rALLy study is 56 patients, which we achieved in August 2009.  In June 2009, we announced preliminary data indicating that of the first 33 patients does in the study, 10 patients had achieved a CR or CRi and that the estimated median overall survival was 6.4 months.  Subject to the results of the rALLy study, we plan to file a new drug application, or NDA, with the FDA seeking accelerated approval of Marqibo for the treatment of ALL in the first half of 2010.  See “Description of Business – Product Pipeline – Marqibo (vincristine sulfate liposomes injection).”

We expect to obtain and release topline data from the rALLy study in December 2009.  We believe that if the data are consistent with the preliminary data that we announced in June 2009 concerning the first 33 patients, the results of the rALLy study will be sufficient to support our planned NDA submission.  If either the final data in sufficient to support the submission of an NDA for accelerated approval, or if the FDA accepts our NDA for review but subsequently denies approval, our business would be substantially and adversely affected and we would be forced to significantly curtail or even cease our operations.

We have a limited operating history and may not be able to commercialize any products, generate significant revenues or attain profitability.

We have not generated significant revenue and have incurred significant net losses in each year since our inception. We expect to incur substantial losses and negative cash flow from operations for the foreseeable future, and we may never achieve or maintain profitability. For the years ended December 31, 2008 and December 31, 2007, we had net losses of $22.2 million and $26.0 million, respectively.  For the nine months ended September 30, 2009, we had a net loss of $19.1 million.

We expect our cash requirements to increase substantially in the foreseeable future as we:

•           continue to undertake clinical development of our current product candidates;

•           seek regulatory approvals for our product candidates at the appropriate time in the future;

•           implement additional internal systems and infrastructure;

•           seek to acquire additional technologies to develop; and

•           hire additional personnel.

We expect to incur losses for the foreseeable future as we fund our operations and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. Even if we succeed in developing and commercializing/partnering one or more of our product candidates, which success is not assured, we may not be able to generate significant revenues. Even if we do generate significant revenues, we may never achieve or maintain profitability. Our failure to achieve or maintain profitability could negatively impact the trading price of our common stock.

If we are unable to successfully manage our growth, our business may be harmed.

 In the future, if we are able to advance Marqibo or our other product candidates to the point of, and thereafter through, clinical trials, we may need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. Any future growth will place a significant strain on our management and on our administrative, operational and financial resources. Our future financial performance and our ability to commercialize Marqibo and our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We must manage our development efforts and clinical trials effectively, and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area where we are headquartered, is intense, and we cannot be certain that our search for such personnel will be successful. Our ability to attract and retain qualified personnel is critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of pharmaceutical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:

•         decreased demand for our product candidates;

•         injury to our reputation;

•         withdrawal of clinical trial participants;

•         withdrawal of prior governmental approvals;

•         costs of related litigation;

•         substantial monetary awards to patients;

•         product recalls;

•         loss of revenue; and

•         the inability to commercialize our product candidates.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry product liability insurance but instead maintain a $10 million clinical trial insurance policy for our ongoing clinical trials of our product candidates. Even if our agreements with any future collaborators entitle us to indemnification against damages from product liability claims, such indemnification may not be available or adequate should any claim arise.

If we fail to acquire and develop other product candidates we may be unable to grow our business.

We hope to acquire rights to develop and commercialize additional product candidates. Because we currently neither have nor intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and academic and other researchers to sell or license us their product candidates. The success of our strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates.

Proposing, negotiating and implementing an economically viable product acquisition or license agreement is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical, biopharmaceutical and biotechnology companies, many of which have significantly more experience than us and have significantly more financial resources than we do. Our competitors may have stronger relationships with certain third parties with whom we are interested in partnering, such as academic research institutions, and may, therefore, have a competitive advantage in entering into partnering arrangements with those third parties. We may not be able to acquire rights to additional product candidates on terms that we find acceptable, or at all.

We expect that any product candidate to which we acquire rights will require significant additional development and other efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe or effective for approval by regulatory authorities. Even if our product candidates are approved, they may not be manufactured or produced economically or commercialized successfully.

Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates

If we are unable to obtain regulatory approval to sell our lead product candidate, Marqibo, or any of our other product candidates, our business will suffer.

In May 2006, we licensed Marqibo from Inex, which was succeeded by Tekmira Pharmaceuticals Corp. in April 2007. Marqibo is not currently permitted to be commercially used. Inex submitted an NDA pursuant to Section 505(b)(2) of the FDCA for accelerated marketing approval of Marqibo primarily based upon a single arm, Phase II clinical trial, which was reviewed by the FDA in 2004 and 2005. In January 2005, the FDA issued a not approvable letter to Inex for the Marqibo NDA for the treatment of patients with relapsed refractory NHL previously treated with at least two chemotherapy regimens. The FDA’s not approvable letter cited a variety of reasons for not approving the NDA, including the following:

•	The information presented by Inex was inadequate and contained clinical deficiencies;

•	The information presented by Inex failed to provide evidence of an effect on a surrogate that is reasonably likely to predict clinical benefit;

•	The information presented by Inex contained chemistry, manufacturing and control deficiencies;

•	A supportive study in NHL patients and ALL patients was not well conducted or well controlled; and

•	The information presented by Inex did not demonstrate an improvement over available therapy.

In rejecting the NDA, the FDA recommended that, if Inex planned to pursue development of Marqibo for the treatment of relapsed refractory NHL, Inex should conduct additional studies, including but not limited to randomized controlled studies comparing Marqibo to other chemotherapy regimens. Even if such studies are successfully performed, Marqibo may not receive FDA approval.

With respect to Marqibo and any of our other product candidates, additional FDA regulatory risks exist which may prevent FDA approval of these drug candidates and thereby prevent their commercial use. Additionally, if Marqibo or any of our product candidates are approved by the FDA, such approval may be withdrawn by the FDA for a variety of reasons, including:

•	that clinical or other experience, tests, or other scientific data show that the drug is unsafe for use;

•
that new evidence of clinical experience or evidence from new tests, evaluated together with the evidence available to the FDA when the NDA was approved, shows that the drug is not shown to be safe for use under the approved conditions of use;

•
that on the basis of new information presented to the FDA, there is a lack of substantial evidence that the drug will have the effect it purports or is represented to have under the approved conditions of use;

•	that an NDA contains any untrue statement of a material fact; or

•
for a drug approved under the FDA’s accelerated approval regulations or as a fast track drug, if any required post-approval study is not conducted with due diligence or if such study fails to verify the clinical benefit of the drug.

Other regulatory risks may arise as a result of a change in applicable law or regulation or the interpretation thereof, and may result in material modification or withdrawal of prior FDA approvals.

Many of our product candidates are in early stages of clinical trials, which are very expensive and time-consuming. Any failure or delay in completing clinical trials for our product candidates could harm our business.

Other than Marqibo, the other product candidates that we are developing, Alocrest, Brakiva, and Menadione, are in early stages of development and will require extensive clinical and other testing and analysis before we will be in a position to consider seeking FDA approval to sell such product candidates. In addition to the risks set forth above for Marqibo, which also apply to Alocrest, Brakiva and Menadione, these product candidates also have additional risks as each is in an earlier stage of development and review.

Conducting clinical trials is a lengthy, time consuming and very expensive process and the results are inherently uncertain. The duration of clinical trials can vary substantially according to the type, complexity, novelty and intended use of the product candidate. We estimate that clinical trials of our product candidates will take at least several years to complete. The completion of clinical trials for our product candidates may be delayed or prevented by many factors, including:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, side effects, or other adverse events;

•	results that do not demonstrate the safety or effectiveness of the product candidates;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA.

In conducting clinical trials, we may fail to establish the effectiveness of a compound for the targeted indication or discover that it is unsafe due to unforeseen side effects or other reasons. Even if our clinical trials are commenced and completed as planned, their results may not support our product candidate claims. Further, failure of product candidate development can occur at any stage of the clinical trials, or even thereafter, and we could encounter problems that cause us to abandon or repeat clinical trials. These problems could interrupt, delay or halt clinical trials for our product candidates and could result in FDA, or other regulatory authorities, delaying approval of our product candidates for any or all indications. The results from preclinical testing and prior clinical trials may not be predictive of results obtained in later or other larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval to market these product candidates and will negatively impact our business.

In addition, we or the FDA may suspend or curtail our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in the conduct of these clinical trials or in the composition, manufacture or administration of the product candidates. Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit an NDA for any of our product candidates, or whether any such NDA would ever be approved.

If we do not obtain the necessary U.S. or foreign regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.

None of our product candidates have been approved for commercial sale in any country. FDA approval is required to commercialize all of our product candidates in the United States and approvals from the FDA equivalent regulatory authorities are required in foreign jurisdictions in order to commercialize our product candidates in those jurisdictions. We possess world-wide rights to develop and commercialize Marqibo and our other product candidates.

In order to obtain FDA approval of any of our product candidates, we must submit to the FDA an NDA, demonstrating that the product candidate is safe for humans and effective for its intended use and otherwise meets the requirements of existing laws and regulations governing new drugs. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, and human tests, which are referred to as clinical trials, as well as additional information and studies. Satisfaction of the FDA’s regulatory requirements typically takes many years, depending on the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing as well as for other purposes. To date, none of our product candidates have been approved for sale in the United States or in any foreign market. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Historically, only a small percentage of all drug candidates that start clinical trials are eventually approved by the FDA for sale. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay or prevent commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us;

•	reduce the potential prices we may be able to charge for our product candidates, assuming they are approved for sale; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory approval for any of our product candidates. Additionally, a change in applicable law or regulation, or the interpretation thereof, may result in material modification or withdrawal of prior FDA approvals.

Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of saleable products and, therefore, corresponding product revenues. If we do not complete clinical trials and obtain regulatory approval for a product candidate, we will not be able to recover any of the substantial costs invested by us in the development of the product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates for sale outside the United States.

Our competitive position may be harmed if a competitor obtains orphan drug designation and approval for the treatment of ALL for a clinically superior drug.

Orphan drug designation is an important element of our competitive strategy because the latest of our licensors’ patents for Marqibo expires in November 2021. In 2007, the FDA granted orphan drug designation for the use of Marqibo in treating adult ALL and adult metastatic uveal melanoma. The company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. However, even though we obtained orphan drug status for Marqibo in the treatments noted, the FDA may permit other companies to market a drug for the same designated and approved condition during our period of orphan drug exclusivity if it can be demonstrated that the drug is clinically superior to our drug. This could create a more competitive market for us.

Even if we obtain regulatory approvals for our products, the terms of approvals and ongoing monitoring and regulation of our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Even if regulatory approval is granted in the United States or in a foreign country, the approved product and its manufacturer, as well as others involved in the manufacturing and packaging process, remain subject to continual regulatory review and monitoring. Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval clinical trials. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-marketing information on the product will be subject to extensive regulatory requirements which may change over time. We and the manufacturers of our products, their ingredients, and many aspects of the packaging are also required to comply with current good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products or their ingredients or certain packagings, and these facilities are subject to ongoing regulatory inspection. Discovery of problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, manufacturer and relevant manufacturing facility, including withdrawal of the product from the market. If we fail to comply with the regulatory requirements of the FDA and other applicable foreign regulatory authorities, or if problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters or untitled letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production and/or sale; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

In order to market any products outside of the United States, we must establish and comply with the numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our reliance on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•
We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and/or commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•
If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation. This may prohibit us from seeking alternative or additional manufacturers for our products.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

Risks Related to Our Ability to Commercialize Our Product Candidates

Our success depends substantially on our most advanced product candidate, Marqibo, which is still under development and requires further regulatory approvals. If we are unable to obtain regulatory approval of and commercialize Marqibo alone or with a strategic partner, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be significantly diminished.

In 2007, we commenced a multi-center, multi-national Phase 2 registration-enabling clinical trial of Marqibo in adult patients with relapsed ALL, which we refer to as the rALLy study. We intend to use the results of the rALLy study to file a new drug application, or NDA, with the FDA under an “accelerated approval” pathway.  We also plan to conduct a confirmatory Phase 3 clinical trial to commence in 2011.  The design of this registrational study is still under review.  A significant portion of our time and financial resources for at least the next twelve months will be used in the development of our Marqibo program. We anticipate that our ability to generate revenues in the near term will depend solely on the successful development, regulatory approval and commercialization of Marqibo or our ability to enter into a partnership or licensing agreement wherein we receive cash payments.  We currently do not have sufficient funds to continue operations through the time period required to obtain NDA approval for Marqibo and will need to obtain significant additional capital before we obtain FDA approval for an NDA in Marqibo.

All of our other product candidates are in the very early stages of development. Any of our product candidates could be unsuccessful if they:

•	do not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;

•	do not offer therapeutic or other improvements over existing or future therapies used to treat the same conditions;

•	are not capable of being produced in commercial quantities at acceptable costs or pursuant to applicable rules and regulations; or

•	are not accepted in the medical community and by third-party payors.

If we are unable to commercialize our product candidates, we will not generate product revenues. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown.

If we are unable either to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.

We currently have no sales, marketing or distribution capabilities nor do we currently have funds sufficient to develop these capabilities. To commercialize our product candidates, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit financial and managerial resources to develop marketing capabilities and a sales force with technical expertise and with supporting distribution capabilities. Other factors that may inhibit our efforts to commercialize our product candidates, if approved, directly and without strategic partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would harm our business. If we rely on pharmaceutical or biotechnology companies with established distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms or at all. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties which may not be successful and which will be only partially in our control. Our product revenues would likely be lower than if we marketed and sold our products directly.

The terms of our license agreements relating to intellectual property ownership rights may make it more difficult for us to establish collaborations for the development and commercialization of our product candidates.

The terms of our license agreements obligate us to include intellectual property assignment provisions in any sublicenses or collaboration agreements that may be unacceptable to our potential sublicensees and partners. These terms may impede our ability to enter into partnerships for some of our existing product candidates. Under our license agreement with Tekmira, Tekmira will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we not only have an obligation to assign to Tekmira our rights to inventions covered by such patents or patent applications, but also, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same. Our license agreement with Elan Pharmaceuticals, Inc., or Elan, relating to Marqibo, provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or any of our sublicensees. Potential collaboration and commercialization partners for these product candidates may not agree to such intellectual property ownership requirements and therefore not elect to partner with us for these product candidates.

If physicians and patients do not accept and use our product candidates, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves Marqibo or any of our product candidates, if physicians and patients do not accept and use them, our business will be adversely affected. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payors;

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and

•	the price at which we sell our products.

Adequate coverage and reimbursement may not be available for our product candidates, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our product candidates will depend in significant part on the levels at which government payors and other third-party payors, such as private health insurers and health maintenance organizations, cover and pay for our products. We cannot provide any assurances that third-party payors will provide adequate coverage of and reimbursement for any of our product candidates. If we are unable to obtain adequate coverage of and payment levels for our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability and future success.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory policies and proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. In 2003, Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MMA, which contains, among other changes to the law, a wide variety of changes that impact Medicare reimbursement of pharmaceuticals to physicians and hospitals. The MMA requires that, as of January 1, 2005, payment rates for most drugs covered under Medicare Part B, including drugs furnished incident to physicians’ services, are to be based on manufacturer’s average sales price, or ASP, of the product. Implementation of the ASP payment methodology for drugs furnished in physician’s offices generally resulted in reduced payments in 2005, and could result in lower payment rates for drugs in the future.

The MMA requires that, beginning in 2006, payment amounts for most drugs administered in physician offices are to be based on either ASP or on amounts bid by vendors under the Competitive Acquisition Program, or CAP. Under the CAP, physicians who administer drugs in their offices will be offered an option to acquire drugs covered under the Medicare Part B benefit from vendors that are selected in a competitive bidding process. Winning vendors would be selected based on criteria that included bid prices. The ASP payment methodology and the CAP could negatively impact our ability to sell our product candidates.

The MMA also revised the method by which Medicare pays for many drugs administered in hospital outpatient departments beginning in 2005. In addition, the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare program, published a proposed rule on payment amounts for drugs administered in hospital outpatient departments for 2006. As a result of the changes in the MMA and, if the methods suggested by CMS in the proposed 2006 rule are implemented, certain newly introduced drugs administered in hospital outpatient departments, which we believe would include our therapeutics and supportive care product candidates, will generally be reimbursed under an ASP payment methodology, except that during a short introductory period in which drugs have not been assigned a billing code a higher payment rate is applicable. As in the case of physician offices, implementation of the ASP payment methodology in the hospital outpatient department could negatively impact our ability to sell our product candidates.

The MMA created a new, voluntary prescription drug benefit for Medicare beneficiaries, Medicare Part D, which took effect in 2006. Medicare Part D is a new type of coverage that allows for payment for certain prescription drugs not covered under Part B. This new benefit will be offered by private managed care organizations and freestanding prescription drug plans, which, subject to review and approval by CMS, may, and are expected to, establish drug formularies and other drug utilization management controls based in part on the price at which they can obtain the drugs involved. The drugs that will be covered in each therapeutic category and class on the formularies of participating Part D plans may be limited, and obtaining favorable treatment on formularies and with respect to utilization management controls may affect the prices we can obtain for our products. If our product candidates are not placed on such formularies, or are subject to utilization management controls, this could negatively impact our ability to sell them. It is difficult to predict which of our candidate products will be placed on the formularies or subjected to utilization management controls and the impact that the Part D program, and the MMA generally, will have on us.

There also likely will continue to be legislative and regulatory proposals that could bring about significant changes in the healthcare industry. We cannot predict what form those changes might take or the impact on our business of any legislation or regulations that may be adopted in the future. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. We may face competition for our product candidates from lower priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products which could negatively impact our profitability.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If approved, Marqibo will compete with unencapsulated vincristine, which is generic, other cytotoxic agents such as antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkyloids, platinum compounds and taxanes, and other cytotoxic agents that use different encapsulation technologies. These or other future competing products and product candidates may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

Risks Related to Our Intellectual Property

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in large part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We have licensed from third parties rights to numerous issued patents and patent applications. To date, through our license agreements for Marqibo, Alocrest, Brakiva and Menadione, we hold certain exclusive patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent rights to applications pending in several foreign jurisdictions. We have filed and anticipate filing additional patent applications both in the United States and internationally, as appropriate.

The rights to product candidates that we acquire from licensors or collaborators are protected by patents and proprietary rights owned by them, and we rely on the patent protection and rights established or acquired by them. We generally do not unilaterally control, or do not control at all, the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Even if we are able to obtain patents, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Under our license agreements, we generally do not unilaterally control, or do not control at all, the enforcement of the licensed patents or the defense of third party suits of infringement or invalidity.

Furthermore, if we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.

The degree of future protection for our proprietary rights is uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:

•	we or our licensors or collaborators were the first to make the inventions described in patent applications;

•	we or our licensors or collaborators were the first to file patent applications for inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	any of our pending patent applications will result in issued patents;

•	any patents licensed or issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we will ultimately be able to enforce our owned or licensed patent rights pertaining to our products;

•	any patents licensed or issued to us will not be challenged, invalidated, held unenforceable or circumvented;

•	we will develop or license proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would harm our business and future prospects.

In the event any of our license agreements relating to our product candidates are terminated, we could lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would harm our business and future prospects. Our license agreement with Albert Einstein College of Medicine, or AECOM, provides that AECOM may terminate the agreement, after providing us with notice and an opportunity to cure, for our material breach or default, or upon our bankruptcy.  Our license to Marqibo, Alocrest and Brakiva are governed by a series of agreements which may be individually or collectively terminated, not only by Tekmira, but also by M.D. Anderson Cancer Center, British Columbia Cancer Agency or University of British Columbia under the underlying agreements governing the license or assignment of technology to Tekmira. Tekmira may terminate these agreements for our uncured material breach, for our involvement in a bankruptcy, for our assertion or intention to assert any invalidity challenge on any of the patents licensed to us for these products or for our failure to meet our development or commercialization obligations, including the obligations of continuing to sell each product in all major market countries after its launch. In the event that these agreements are terminated, not only will we lose all rights to these products, we will also have the obligation to transfer all of our data, materials, regulatory filings and all other documentation to our licensor, and our licensor may on its own exploit these products without any compensation to us, regardless of the progress or amount of investment we have made in the products.

Third party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.

In order to protect or enforce patent rights, we may initiate patent litigation against third parties. Similarly, we may be sued by others. We also may become subject to proceedings conducted in the U.S. Patent and Trademark Office, including interference proceedings to determine the priority of inventions, or reexamination proceedings. In addition, any foreign patents that are granted may become subject to opposition, nullity, or revocation proceedings in foreign jurisdictions having such proceedings opposed by third parties in foreign jurisdictions having opposition proceedings. The defense and prosecution, if necessary, of intellectual property actions are costly and divert technical and management personnel from their normal responsibilities.

No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide any assurance that the commercialization of our products would not infringe the patent rights of another. While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted.

If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue marketing the relevant product on commercially reasonable terms, if at all. We may not have sufficient resources to bring these actions to a successful conclusion. If we do not successfully defend any infringement actions to which we become a party or are unable to have infringed patents declared invalid or unenforceable, we may have to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay commercialization and development of the affected products.

Any legal action against us or our collaborators claiming damages and seeking to enjoin developmental or marketing activities relating to affected products could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain licenses to continue to develop, manufacture or market the affected products. Such a license may not be available to us on commercially reasonable terms, if at all.

An adverse determination in a proceeding involving our owned or licensed intellectual property may allow entry of generic substitutes for our products.

Risks Related to Our Securities

Because our common stock is primarily traded on the OTC Bulletin Board, the volume of shares traded and the prices at which such shares trade may result in lower prices than might otherwise exist if our common stock was traded on a national securities exchange.

We were delisted from the Nasdaq Capital Market in September 2009 and trading in our common stock has since been conducted on the OTC Bulletin Board.  Stocks traded on the OTC Bulletin Board are often less liquid than stocks traded on national securities exchanges, not only in terms of the number of shares that can be bought and sold at a given price, but also in terms of delays in the timing of transactions and reduced coverage of us by security analysts and the media. This may result in lower prices for our common stock than might otherwise be obtained if our common stock were traded on a national securities exchange, and could also result in a larger spread between the bid and asked prices for our common stock.

Our stock price has, and we expect it to continue to, fluctuate significantly, and the value of your investment may decline.

From January 1, 2007 to September 30, 2009, the market price of our common stock has ranged from a high of $6.38 per share to a low of $0.08 per share. The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. You might not be able to sell your shares of common stock at or above the offering price due to fluctuations in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock markets in general, and the markets for biotechnology and biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. A variety of factors may affect our operating performance and cause the market price of our common stock to fluctuate. These include, but are not limited to:

•
announcements by us or our competitors of regulatory developments, clinical trial results, clinical trial enrollment, regulatory filings, product development updates, new products and product launches, significant acquisitions, strategic partnerships or joint ventures;

•	any intellectual property infringement, product liability or any other litigation involving us;

•	developments or disputes concerning patents or other proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	economic or other crises and other external factors;

•	actual or anticipated period-to-period fluctuations in our results of operations;

•	departure of any of our key management personnel; or

•	sales of our common stock.

These and other factors may cause the market price and demand of our common stock to fluctuate substantially, which may limit investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity or value of our common stock.

If our results do not meet analysts’ forecasts and expectations, our stock price could decline.

While research analysts and others have published forecasts as to the amount and timing of our future revenues and earnings, we have stated that we will not be providing any forecasts of the amount and timing of our future revenues and earnings until after two quarters of our sales and marketing efforts. Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts’ valuations and recommendations are based primarily on our reported results and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed analysts’ forecasts and expectations as a result of a number of factors, including those discussed in this “Risk Factors” section. If our results do not meet analysts’ forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our common stock is considered a “penny stock.”

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. Because the market price of our common stock is currently less than $5.00 per share, and none of the specific exemptions are applicable, our common stock is considered a “penny stock” according to SEC rules. This designation requires any broker or dealer selling our common stock to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase our common stock. These rules may restrict the ability of brokers or dealers to sell shares of our common stock.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

There may be issuances of shares of blank check preferred stock in the future.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, none of which are issued or currently outstanding. Our board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that is senior to our common stock and that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends, additional registration rights, anti-dilution protection, the right to the redemption to such shares, together with other rights, none of which will be afforded holders of our common stock.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements include, but are not limited to, statements about:

•	the development of our drug candidates, including when we expect to undertake, initiate and complete clinical trials of our product candidates;

•	the regulatory approval of our drug candidates;

•	our use of clinical research centers and other contractors;

•	our ability to find collaborative partners for research, development and commercialization of potential products;

•	acceptance of our products by doctors, patients or payors and the availability of reimbursement for our product candidates;

•	our ability to market any of our products;

•	our history of operating losses;

•	our ability to secure adequate protection for our intellectual property;

•	our ability to compete against other companies and research institutions

•	the effect of potential strategic transactions on our business;

•	our ability to attract and retain key personnel;

•	the volatility of our stock price; and

•	other risks and uncertainties detailed in “Risk Factors.”

These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe” “intend” and similar words or phrases. For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Readers of this prospectus are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. These forward-looking statements involve risks and uncertainties, including the risks discussed under “Risk Factors,” that could cause our actual results to differ materially from those in the forward-looking statements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements, whether resulting from new information, future events or otherwise. The risks discussed in this prospectus should be considered in evaluating our prospects and future financial performance.

In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

USE OF PROCEEDS

We will receive none of the proceeds from the sale of the shares by the selling stockholders, except for the warrant exercise price upon exercise of the warrants, which would be used for working capital and other general corporate purposes.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 60,053,246 shares of common stock, including 16,491,104 shares issuable upon the exercise of outstanding warrants, all of which were issued to the investors in our October 2009 private placement.  The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of October 30, 2009 and after giving effect to this offering, except as otherwise referenced below.

Selling Stockholder	Shares beneficially owned before offering (1)	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder upon exercise of warrants	Percentage beneficial ownership after offering(1)

Antecip Capital LLC (2)	1,466,666	1,333,333	133,333	-
BAM Opportunity Fund, L.P. (3)	2,724,563	2,000,000	200,000	*
Brian Wornow	1,100,000	1,000,000	100,000	-
Caduceus Capital II, L.P. (4)	11,090,578	1,900,000	850,000	-
Caduceus Capital Master Fund Limited (4)	11,090,578	2,700,000	1,260,000	-
Deerfield Private Design Fund, L.P. (5)	5,111,588	4,646,899	464,689	-
Deerfield Private Design International, L.P. (5)	8,234,595	7,485,997	748,598	-
Deerfield Special Situations Fund International Limited (5)	3,608,798	1,570,000	156,999	2.03%
Deerfield Special Situations Fund, L.P. (5)	2,009,974	856,580	85,658	1.15%
Perceptive Life Sciences Master Fund Ltd. (6)	13,935,406	7,612,000	6,323,406	-
PW Eucalyptus Fund, Ltd. (4)	11,090,578	180,000	84,000	-
Quogue Capital LLC (7)	12,128,510	6,612,000	4,516,510	1.08%
Straus Healthcare Partners, L.P. (8)	3,116,666	773,500	77,350	-
Straus Partners, L.P. (8)	3,116,666	1,235,900	123,590	-
Straus-GEPT Partners, L.P. (8)	3,116,666	823,933	82,393	-
Summer Street Life Sciences Hedge Fund Investors LLC (4)	11,090,578	932,000	434,578	-
UBS Eucalyptus Fund, L.L.C. (4)	11,090,578	1,900,000	850,000	-

TOTAL		43,562,142	16,491,104

* denotes less than 1%

(1)
Based on 92,636,250 shares of outstanding common stock, which assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act, and  includes any shares as to which the security or stockholder has sole or shared voting power or investment power, and also any shares which the security or stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Herriot Tabuteau, managing member of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.

(3)
BAM Capital, LLC is the general partner of the selling stockholder, and BAM Management, LLC is the investment manager of the selling stockholder.  Ross Berman and Hal Mintz are the managing members of BAM Capital, LLC and BAM Management, LLC.  As such, each of BAM Capital, LLC; BAM Management, LLC; and Messrs. Berman and Mintz have the power to vote and otherwise direct the disposition of investments held by the selling stockholder and thereby may be deemed beneficial owners.  Each of the foregoing disclaims beneficial ownership except to the extent of his/its pecuniary interest.

(4)
Beneficial ownership includes (i) 1,900,000 shares of our common stock and warrants to purchase 850,000 shares of our common stock held by Caduceus Capital II, L.P.; (ii) 2,700,000 shares of our common stock and warrants to purchase 1,260,000 shares of our common stock held by Caduceus Capital Master Fund Limited; (iii) 180,000 shares of our common stock and warrants to purchase 84,000 shares of our common stock held by PW Eucalyptus Fund, Ltd.; (iv) 932,000 shares of our common stock and warrants to purchase 434,578 shares of our common stock held by Summer Street Life Sciences Hedge Fund Investors LLC; and (v) 1,900,000 shares of our common stock and warrants to purchase 850,000 shares of our common stock held by UBS Eucalyptus Fund, L.L.C.  OrbiMed Advisors LLC is the investment advisor to Caduceus Capital II, L.P., UBS Eucalyptus Fund, L.L.C., and PW Eucalyptus Fund, Ltd.  OrbiMed Capital LLC is the investment advisor to Caduceus Capital Master Fund Limited and Summer Street Life Sciences Hedge Fund Investors LLC.  Samuel D. Isaly, managing member of OrbiMed Advisors LLC and OrbiMed Capital LLC, holds voting and/or dispositive power over the shares held by the selling stockholders.

(5)
Beneficial ownership includes (i) 4,646,899 shares of our common stock and warrants to purchase 464,689 shares of our common stock held by Deerfield Private Design Fund, L.P.; (ii) 7,485,997 shares of our common stock and warrants to purchase 748,598 shares of our common stock held by Deerfield Private Design International, L.P.; (iii) 3,451,799 shares of our common stock and warrants to purchase 156,999 shares of our common stock held by Deerfield Special Situations Fund International Limited; and (iv) 1,924,316 shares of our common stock and warrants to purchase 85,658 shares of our common stock held by Deerfield Special Situations Fund, L.P. Deerfield Capital, L.P. is the general partner of Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., and Deerfield Special Situations Fund, L.P.  Deerfield Management Company, L.P. is the investment manager of Deerfield Special Situations Fund International Limited.  James E. Flynn, managing member of Deerfield Capital, L.P. and Deerfield Management Company, L.P., holds voting and dispositive power over the shares held by these selling stockholders, which we collectively refer to as Deerfield.  In October 2007, we entered into a Facility Agreement with Deerfield pursuant to which Deerfield agreed to loan us up to $30 million. As of the date of this prospectus, we have drawn down a total of $27.5 million under the Facility Agreement.  Our ability to draw down the remaining $2.5 million is subject to the achievement of a milestone relating to the clinical development of our Menadione product candidate.  Deerfield’s obligation to disburse loan proceeds expires October 30, 2010, and we must repay all outstanding principal and interest owing under the loan no later than October 30, 2013. We are also required to make quarterly interest payments on outstanding principal, at a stated annual rate of 9.85%. In accordance with and upon execution of the Facility Agreement, we paid a loan commitment fee of $1.1 million to an affiliate of Deerfield.  Our obligations under the Facility Agreement are secured by all assets owned (or that will be owned in the future) by us, both tangible and intangible.

(6)	Joseph Edelman holds voting and/or dispositive power over the shares held by the selling stockholder.

(7)	Wayne Rothbaum, president of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.

(8)
Beneficial ownership includes (i) 773,500 shares of our common stock and warrants to purchase 77,350 shares of our common stock held by Straus Healthcare Partners, L.P.; (ii) 1,235,900 shares of our common stock and warrants to purchase 123,590 shares of our common stock held by Straus Partners, L.P.; and (iii) 823,933 shares of our common stock and warrants to purchase 82,393 shares of our common stock held by Straus-GEPT Partners, L.P.  Ravinder Holder, general partner of each of the selling stockholders, holds voting and/or dispositive power over the shares held by the selling stockholders.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.  The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.  We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders or any fees and expenses of counsel or other advisors to the selling stockholders.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise of warrants, there will be 92,636,250 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.  Rule 144 governs resale of “restricted securities” for the account of any person (other than us), and restricted and unrestricted securities for the account of an “affiliate” of ours.  Restricted securities generally include any securities acquired directly or indirectly from us or our affiliates, which were not issued or sold in connection with a public offering registered under the Securities Act.  An affiliate of ours is any person who directly or indirectly controls us, is controlled by us, or is under common control with us.  Our affiliates may include our directors, executive officers, and persons directly or indirectly owing 10% or more of our outstanding common stock.  In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale, and who has beneficially owned restricted securities for at least six months would be entitled to sell those shares, subject to the requirements of Rule 144 regarding publicly available information about us.  Accordingly, the shares held by the selling stockholders will become eligible for sale under Rule 144 in April 2010.  Affiliates may only sell in any three month period that number of shares that does not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes us to issue 110 million shares of capital stock, par value $0.001 per share, comprised of 100 million shares of common stock, and 10 million shares of preferred stock.

We have no shares of preferred stock issued or outstanding. Following the October 2009 private placement, we have issued and outstanding approximately:

•	76,145,146 shares of our common stock,
•	options to purchase 5,142,704 shares of our common stock at exercise prices ranging from $0.07 to $10.98 per share, and
•	warrants to purchase 18,248,082 shares of our common stock at exercise prices ranging from $0.01 to $5.80 per share.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Upon our liquidation, dissolution or winding down, holders of our common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Holders of our common stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends in the foreseeable future.

Authority to Issue Stock

Our board of directors has the authority to issue the authorized but unissued shares of our common stock without action by the shareholders. The issuance of such shares would reduce the percentage ownership held by current shareholders.

Our board of directors also has the authority to issue up to 10 million shares of preferred stock, none of which are issued or currently outstanding. The board of directors has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that is senior to the common stock and that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends, additional registration rights, anti-dilution protection, the right to the redemption to such shares, together with other rights, none of which will be afforded holders of our common stock. See “Risk Factors – Risks Related to Our Securities – There may be  issuances of shares of blank check preferred stock in the future.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

From September 22, 2005 through April 13, 2006, our common stock traded on the American Stock Exchange under the symbol “HBX.”  From April 17, 2006 to June 2, 2008 our common stock traded on the NASDAQ Global Market under the symbol “HNAB.”  From June 3, 2008 to September 9, 2009, our common stock traded on the NASDAQ Capital Market under the same symbol.  Since September 11, 2009, our common stock has traded on the OTC Bulletin Board under the symbol “HNAB.OB.”

The following table lists the high and low sale price for our common stock as quoted, in U.S. dollars, by the NASDAQ Global Market, the NASDAQ Capital Market, and the OTC Bulletin Board, as applicable, during each quarter within the last two fiscal years and during each of the first three quarters of fiscal 2009.

	Price Range
Quarter Ended	High	Low

March 31, 2007	$6.38	$1.82
June 30, 2007	2.42	1.45
September 30, 2007	1.89	1.03
December 31, 2007	1.69	0.96
March 31, 2008	1.48	0.74
June 30, 2008	1.10	0.70
September 30, 2008	0.79	0.50
December 31, 2008	0.63	0.15
March 31, 2009	0.33	0.08
June 30, 2009	1.00	0.13
September 30, 2009	0.94	0.42

Record Holders

As of November 13, 2009, we had approximately 98 holders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC. Shares of common stock that are held by financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as one stockholder.

Dividends

We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information on the Company's equity based compensation plans as of December 31, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of Securities remaining available for future issuance (excluding securities reflected in column (a) (c)

Equity compensation plans not approved by stockholders-outside any plan(1)	239,713	$0.65	N/A
Equity compensation plans approved by stockholders-2003 Plan Stock Option Plan	410,497	3.53	730,893
Equity compensation plans approved by stockholders-2004 Plan Stock Incentive Plan	3,820,661	2.34	2,711,743
Equity compensation plans approved by stockholders-2006 Employee Stock Purchase Plan	N/A	$0.20	618,378
Total	4,470,871		4,061,014

(1)	Represents shares of common stock issuable outside of any stock option plan.

On October 2, 2009, our Board of Directors adopted amendments to the 2003 Stock Option Plan, or 2003 Plan, and 2004 Stock Incentive Plan, or 2004 Plan.  Pursuant to the amendments, the number of shares of common stock authorized for issuance under the 2003 Plan was reduced from 1,410,068 to 668,342, of which 399,664 shares are reserved for issuance pursuant to the exercise of outstanding stock options, and 268,678 shares have previously been issued under the 2003 Plan.  Similarly, the number of shares of common stock authorized for issuance under the 2004 Plan was reduced from 7,000,000 to 5,013,257, of which 4,545,661 shares are reserved for issuance pursuant to the exercise of outstanding stock options, and 467,596 shares have previously been issued under the 2004 Plan.

For additional information concerning our equity compensation plans, please see Note 4 of our audited financial statements as of and for the year ended December 31, 2008, and Note 5 of our unaudited condensed financial statements as of and for the interim period ended September 30, 2009, included in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included in this prospectus. This discussion includes forward-looking statements that involve risk and uncertainties. As a result of many factors, such as those set forth in this prospectus under “Risk Factors,” actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company dedicated to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care.  We currently have four product candidates in various stages of development:

•
Marqibo® (vincristine sulfate liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine, being developed for the treatment of adult acute lymphoblastic leukemia.

•
Menadione Topical Lotion, a novel supportive care product candidate, being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors (EGFRI), a type of anti-cancer agent used in the treatment of certain cancers.

•
Brakiva™ (topotecan liposomes injection), a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan, being developed for the treatment of solid tumors including small cell lung cancer and ovarian cancer.

•
Alocrest™ (vinorelbine liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine, being developed for the treatment of solid tumors such as non-small-cell lung cancer.

Revenues

We do not expect to generate any significant revenue from product sales or royalties in the foreseeable future. We anticipate that any revenues that we may recognize in the near future will be related to upfront, milestone development funding payments received pursuant to strategic license agreements or partnerships and that we may have large fluctuations of revenue recognized from quarter to quarter as a result of the timing and the amount of these payments. We may be unable to control the development of commercialization of these products and may be unable to estimate the timing and amount of revenue to be recognized pursuant to these agreements. Revenue from these agreements and partnerships helps us fund our continuing operations. Our revenues may increase in the future if we are able to develop and commercialize our products, license our technology and/or enter into strategic partnerships. If we are unsuccessful, our future revenues will decrease and we may be forced to limit our development of our product candidates.

Research and Development Expenses

Research and development expenses, which account for the bulk of our expenses, consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical development, manufacturing, legal expenses resulting from intellectual property protection, business development and organizational affairs and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology. We expense our research and development costs as they are incurred.

While expenditures on current and future clinical development programs are expected to be substantial, particularly in light of our available resources, they are subject to many uncertainties, including the results of clinical trials and whether we develop any of our drug candidates with a partner or independently. As a result of such uncertainties, we cannot predict with any significant degree of certainty the duration and completion costs of our research and development projects or whether, when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates. The duration and cost of clinical trials may vary significantly over the life of a project as a result of unanticipated events arising during clinical development and a variety of factors, including:

•     the number of trials and studies in a clinical program;

•     the number of patients who participate in the trials;

•     the number of sites included in the trials;

•     the rates of patient recruitment and enrollment;

•     the duration of patient treatment and follow-up;

•     the costs of manufacturing our drug candidates; and

•     the costs, requirements, timing of, and the ability to secure regulatory approvals.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses, professional fees and other corporate expenses, including accounting and general legal expenses.

Share-based Compensation

Share-based compensation expenses consist primarily of expensing the fair-market value of a share-based award over the vesting term.  This expense is included in our operating expenses for each reporting period.

Results of Operations

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

General and administrative expenses. For the nine months ended September 30, 2009, general and administrative, or G&A, expense was $2.8 million, as compared to $4.6 million for the nine months ended September 30, 2008.  The decrease of $1.8 million is due to decreased personnel related expenses of $1.2 million, decreased costs for outside services and professional services of $0.4 million and decreased allocable expenses of $0.2 million.

The $1.2 million decrease in employee-related expenses includes:

•
a decrease of $0.9 million in employee related share-based compensation expense due to decreased valuation of stock options issued to employees as a result of the decrease in value of the Company’s stock price and

•	a decrease of $0.3 million in salary and benefits, due mainly to the reduction in headcount and decreased compensation measures.

The $0.4 million decrease in outside services and professional fees includes:

•	a decrease of $0.2 million in market research on our leading product candidates and

•	a decrease of $0.2 million in legal, accounting and other consulting fees.

The $0.2 million decrease of allocable expenses is mainly a result of cost reduction measures undertaken by the Company to decelerate our cash burn.

Research and development expenses. The following table summarizes our R&D expenses incurred for preclinical support, contract manufacturing for clinical supplies and clinical trial services provided by third parties, as well as milestone payments for in-licensed technology for each of our current major product development programs for the nine months ended September 30, 2009 and 2008.  The table also summarizes unallocated costs, which consist of personnel, facilities and other costs not directly allocable to development programs.

	For the nine months ended September 30,
	2009	2008
R&D Expenses	($ in thousands)		Percentage Change
Marqibo	$4,097	$3,047	34%
Menadione	492	1,650	-70%
Brakiva	324	896	-64%
Alocrest	(4)	584	NA
Discontinued/out-licensed product candidates	2	(20)	NA
Total third party costs	1,715	1,984	-14%
Allocable costs and overhead	842	1,085	-23%
Personnel related expense	3,434	3,335	3%
Share-based compensation expense	466	470	-1%
Total research and development expense	$11,368	$13,031	-13%

Marqibo.   For the nine months ended September 30, 2009, Marqibo costs increased by $1.1 million compared to the same period in 2008, mostly related to increase spending on the rALLy and uveal melanoma trials.

Menadione For the nine months ended September 30, 2009, Menadione costs decreased by $1.2 million.  The decrease was due to lower spending on the Phase 1 clinical trial as we reduced our costs to outside service providers for the study and decreased manufacturing expenses.

Brakiva.   For the nine months ended September 30, 2009, Brakiva costs decreased by $0.6 million.  The decrease was due to lower spending on manufacturing the drug as most manufacturing for the Phase 1 trial was performed in 2008.

Alocrest.   For the nine months ended September 30, 2009, Alocrest costs decreased by $0.6 million.  The decrease was due to the decreased cost of the Phase 1 clinical trial that finished enrollment in 2008

Discontinued/Out-licensed projects.   We did not pursue development on our discontinued/out-licensed product candidates in the nine months ended September 30, 2009, which includes Zensana which was out-licensed in 2007, and IPdR and Talvesta, which were terminated in 2006 and 2007, respectively.  We may incur only incidental expenses in 2009 related to the continued disposition of these terminated products.

Other R&D expenses.   Third-party costs related to indirect support of our clinical trials and product candidates decreased by $0.3 million in the nine months ended September 30, 2009.  These costs are not directly allocable to an individual product candidate and primarily relate to outside services and professional fees related to indirect support of our R&D functions including data management, regulatory and clinical development.  We expect these costs to remain low in 2009 compared to 2008 as we seek to reduce external costs in order to reduce our cash burn rate.  If we are able to obtain our desired funding, we expect these costs to rise in the next twelve months as we finish the rALLy study in Marqibo and prepare for the confirmatory study for Marqibo as well as prepare for a possible NDA submission for Marqibo in the ALL indication.

Allocable costs decreased by $0.2 million as a result of cost-cutting measures that we have pursued.  We expect these costs to continue to decrease in 2009 compared to 2008.

Personnel related costs increased by $0.1 million in the nine months ended September 30, 2009 and we expect these costs to remain slightly higher in 2009 due to certain executive positions that have been filled in later 2008 and early 2009.

 While share-based compensation was roughly flat for the nine months ended September 30, 2009 compared to the same period in 2008, we expect share-based compensation will decrease in the future until our stock price increases or the amount of options issued increases.

Interest income. For the nine months ended September 30, 2009, interest income was approximately $13,000 compared to interest income of $0.3 million for the nine months ended September 30, 2008. The change is a result of decreased cash balances in our interest bearing accounts as well as decreasing interest rates.

Interest expense. For the nine months ended September 30, 2009, interest expense was $2.5 million as compared to interest expense of $0.8 million for the nine months ended September 30, 2008. The increase resulted from a larger average balance outstanding on our loan facility with Deerfield.  We originally entered into this loan agreement in October 2007.

Gain or loss on change in fair market value of warrant liabilities. For the nine months ended September 30, 2009, we recognized a loss related to the change in fair market value of the liability related to certain warrants, pursuant to the warrants issued to Deerfield as part of the Facility Loan of $2.4 million. See Note 4 of our unaudited condensed financial statements included elsewhere in this prospectus for further information regarding the Deerfield loan agreement. In the nine months ended September 30, 2008, we recognized a gain on this warrant liability of approximately $2.2 million.  The value of these warrants was largely dependent on the price of our common stock, and as our stock price increased, increased, causing us to recognize a loss. Similarly, as our stock price decreased, the value of these warrants decreased, causing us to recognize a gain. As of September 30, 2009, all warrants issued to Deerfield had been redeemed by us. See Note 4 for additional details.

Impairment on investments.   For the nine months ended September 30, 2009, we did not recognize any impairment on our available-for-sale securities.  For nine months ended September 30, 2008, we recognized an other-than-temporary impairment in the available-for-sale securities of $108,000

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

General and administrative expenses. For the year ended December 31, 2008, general and administrative, or G&A, expense was $5.8 million, as compared to $8.0 million for the year ended December 31, 2007.  The decrease of $2.2 million is due to decreased personnel related expenses of $1.3 million, decreased costs for outside services and professional services of $0.7 million and decreased allocable expenses of $0.2 million.

The $1.3 million decrease in employee-related expenses includes:

•
a decrease of $0.7 million in employee related share-based compensation expense is due to decreased valuation of stock options issued to employees as a result of the decrease in value of the Company’s stock price and

•	a decrease of $0.6 million in salary and benefits, due mainly to the reduction in headcount after our rights to Zensana were out-licensed in mid 2007.

The $0.7 million decrease in outside services and professional fees includes:

•	a decrease of $0.4 million for advertising, market research and other professional fees mostly related to fees incurred in 2007 for Zensana and

•	a decrease of $0.3 million for legal, accounting and consulting fees in 2008.

The $0.2 million decrease of allocable expenses includes a decrease of costs related to Zensana commercialization in 2007 prior to out-licensing the program.

Research and development expenses The following table summarizes our R&D expenses incurred for preclinical support, contract manufacturing for clinical supplies and clinical trial services provided by third parties, as well as milestone payments for in-licensed technology for each of our current major product development programs for the years ended December 31, 2008 and 2007, plus the cumulative amounts for the last five years or since we began development of a product candidate if it has not been in development for five years.  The table also summarizes unallocated costs, which consist of personnel, facilities and other costs not directly allocable to development programs.

Product candidates ($ in thousands)	2008	2007	Annual % Change	(5 years) Jan. 1, 2004 to Dec 31, 2008
Marqibo	$4,248	$2,849	49%	$8,420
Menadione	2,929	2,488	18%	5,681
Brakiva	953	1,416	-33%	3,319
Alocrest	699	1,877	-63%	3,413
Discontinued/out-licensed product candidates	(17)	1,439	N/A	12,372
Total third party costs	3,222	2,222	45%	24,644
Allocable costs and overhead	1,421	1,927	-26%	5,517
Personnel related expense	4,309	4,540	-5%	15,112
Share-based compensation expense	663	2,535	-74%	7,452
Total research and development expense	$18,427	$21,293	-13%	$85,930

Marqibo.   In 2008, we continued enrollment in our Phase 2, registration-enabling, open-label trial in relapsed adult ALL and our pilot Phase 2 trial in metastic uveal melanoma. We achieved target enrollment for both trials in 2009.  We plan to initiate a confirmatory trial in 2011 and we also intend to seek accelerated approval in the ALL indication in 2010, pending the results of our Phase 2 study in relapsed adult ALL.  We expect to spend approximately $5.0 million on external project costs relating to Marqibo in 2009. We estimate that we will need to expend at least an additional aggregate of approximately $45 million in order for us to obtain full FDA approval for Marqibo, if ever, which includes milestone payments that would be owed to our licensor upon FDA approval.  We expect that it will take approximately three to four years until we will have completed development and obtained full FDA approval of Marqibo, if ever.

Menadione. In 2008, we initiated two Phase 1 clinical trials in Menadione including one in healthy volunteers and one in cancer patients.  We completed the healthy volunteer trial and are continuing to enroll in the cancer patient trial. As this drug is early in its clinical development, both the registrational strategy and total expenditures to obtain FDA approval are still being evaluated. However, we expect to spend approximately $0.8 million on external project costs relating to Menadione in 2009, and we estimate that we will need to expend at least an aggregate of approximately $40 million of additional funds in order for us to obtain full FDA approval for Menadione, if ever, which includes milestone payments that would be owed to our licensor upon FDA approval.  We expect that it will take approximately four to five years until we will have completed development and obtained FDA approval, if ever. Per the terms of the securities purchase agreement completed in October 2009, we agreed to use the proceeds of the sale of those securities solely for the clinical and regulatory development of our Marqibo program. As such, future development of Menadione is contingent on obtaining additional funding, if any such funding is available in the future.

Brakiva.   We initiated a Phase 1 clinical trial in November 2008. We plan to complete enrollment in this clinical trial in 2010 and expect that we will expend approximately $0.5 million in 2009.  We are exploring options for further development of Brakiva beyond the phase 1 trial.  As this drug is early in its clinical development, both the registrational strategy and total expenditures to obtain FDA approval are still being evaluated.

Alocrest.   We completed enrollment in a Phase 1 clinical trial in early 2008. This Phase 1 trial was designed to assess safety, tolerability and preliminary efficacy in patients with advanced solid tumors. We are currently exploring options for the continued development of Alocrest and do not expect to incur significant project costs in 2009.

Discontinued/Out-licensed projects.  We did not pursue development on our discontinued/out-license product candidates in 2008.  These include Zensana which was out-licensed in 2007, IPdR and Talvesta, which were terminated in 2006 and 2007, respectively.  We may incur only incidental expenses in 2009 related to the continued disposition of these terminated products.

Other R&D expenses.  Third-party costs related to indirect support of our clinical trials and product candidates increased in 2008.  These costs are not directly allocable to an individual product candidate.  We expect these costs to remain flat in 2009 as we finish the rALLy study in Marqibo and prepare for the confirmatory study for Marqibo.  Allocable costs decreased as a result of cost-cutting measures pursued by the Company.  We expect these costs to stay flat in 2009.  Personnel related costs decreased in 2008 and we expect these costs to continue to decrease.  Our headcount at the end of 2008 was lower than at the end of 2007 and we expect the average headcount in 2009 to be lower than 2008.  We expect stock-based compensation will continue to decrease until our stock price increases or the amount of options issued increases.

Interest income. For the year ended December 31, 2008, interest income was $0.3 million as compared to interest income of $1.2 million for the year ended December 31, 2007. The decrease of $0.9 million resulted from decreased cash balance in our interest bearing accounts and lower yields on our deposits.

Interest expense. For the year ended December 31, 2008, interest expense was $1.4 million as compared to interest expense of $0.2 million for the year ended December 31, 2007. The increase resulted from a larger average balance outstanding on our loan facility with Deerfield.  We originally entered into this loan agreement in October 2007.

Other expense, net. For the year ended December 31, 2008, net other expense was $0.1 million as compared to net other expense of $0.5 million for the year ended December 31, 2007.  The decrease of $0.4 million is due mainly to realized losses of $0.4 million due to impairment of our available-for-sale securities in 2007 compared to a loss of only $0.1 million in 2008.

Gain on change in fair market value of warrant liabilities. For the year ended December 31, 2008, we recognized a gain related to the change in fair market value of the warrant liabilities, pursuant to the warrants issued to Deerfield as part of the Facility Loan Agreement (see Note 3) of $3.2 million.  In 2007, our gain on this warrant liability was $1.6 million.  The value of these warrants is largely dependant the price of our common stock, and as the stock price is reduced, the value of these warrants will decrease and our gain on the change in market value will increase.

Income tax expense. There was no current or deferred income tax expense (other than state minimum tax) for the years ended December 31, 2008 and 2007 because of our operating losses. A 100% valuation allowance has been recorded against our $46.3 million of deferred tax assets as of December 31, 2008. Historical performance leads management to believe that realization of these assets is uncertain. As a result of the valuation allowance, our effective tax rate differs from the statutory rate.

Liquidity and Capital Resources

As of September 30, 2009, we had aggregate cash and cash equivalents and available-for-sale securities of $3.1 million. In connection with our October 2009 private placement, described below, we received net cash proceeds of approximately $11.7 million after expenses. In addition, pursuant to the Deerfield loan facility, we have $2.5 million that may become available to us if we achieve a certain milestone in the development of our product candidate Menadione.  However, we do not anticipate achieving this milestone by the middle of 2010, unless we are able to obtain additional capital by such time.  We have drawn down $27.5 million of the total $30 million available under the loan facility agreement.

Through September 30, 2009, we have an accumulated deficit of $130.1 million.  Management expects this deficit to increase in future periods as we continue to develop our product candidates.  Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Through September 30, 2009, a significant portion of our financing has been and will continue to be through private placements of common stock, preferred stock and debt financing.

On October 7, 2009, we entered into a securities purchase agreement with a number of accredited investors pursuant to which we agreed to sell in a private placement an aggregate of 54,593,864 units of our securities. Each unit consisted of either (i) one share of our common stock plus a seven-year warrant to purchase one-tenth of one additional share of common stock at an exercise price of $0.60 per share (referred to in the purchase agreement as a Series B Warrant), or (ii) a seven-year warrant to purchase, at an exercise price of $0.01 per share, one share of common stock (referred to in the purchase agreement as a Series A Warrant), plus a Series B Warrant to purchase one-tenth of one share of common stock. The purchase price per unit was $0.30, except that to the extent an investor purchased units that included the Series A Warrants, the purchase price was reduced to $0.29 to give effect to the additional $0.01 that would be paid upon exercise of the Series A Warrants.  Pursuant to the purchase agreement, we sold an aggregate of 43,562,142 units consisting of an equal number of shares of our common stock and Series B Warrants to purchase 4,356,212 additional shares of common stock, and 11,031,722 units consisting of Series A Warrants to purchase an equal number of shares of common stock and Series B Warrants to purchase 1,103,170 additional shares of common stock.  The aggregate purchase price for all of the securities sold under the purchase agreement was approximately $16.27 million, before deducting expenses. Of this total amount, approximately $12.4 million was paid in cash and approximately $3.87 million represented the satisfaction of an outstanding obligation that we owed to Deerfield.  See Note 4 of our unaudited condensed financial statements included elsewhere in this prospectus for further discussion.  The net cash proceeds available to us for operations from this financing transaction were approximately $11.7 million.  Pursuant to the purchase agreement, we agreed to use the proceeds from the sale of these securities solely for the clinical and regulatory development of our Marqibo program.

We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs which raises substantial doubt about our ability to continue operating as a going concern.  Given the current and desired pace of clinical development of our product candidates, we estimate that we only have sufficient cash on hand to fund clinical development into mid-2010.  We will be required to raise additional capital in 2010 in order to fund our future development activities, likely by selling shares of our capital stock or through debt financing. If we are unable to raise additional capital or enter into strategic partnerships and/or license agreements, we will be required to cease operations or curtail our desired development activities, which will delay the development of our product candidates.  There can be no assurance that such capital will be available to us on favorable terms or at all, particularly in light of the general economic conditions, which have severely limited our access to the capital markets. We will need additional financing thereafter until we can achieve profitability, if ever. If we were to raise funds in the future through the sale of our common stock, we would need shareholder approval to authorize the issuance of additional common stock beyond the currently authorized 100,000,000 shares.

Current and Future Financing Needs. Our plan of operation for the year ending December 31, 2009 is to continue implementing our business strategy, including the continued development of our four product candidates that are currently in various clinical phases.  We expect our principal expenditures during the next 12 months to include:

•	operating expenses, including expanded research and development and general and administrative expenses;

•
product development expenses, including the costs incurred with respect to applications to conduct clinical trials in the United States, as well as outside of the United States, for our product candidates, including manufacturing, intellectual property prosecution and regulatory compliance.

As part of our planned research and development, we intend to use clinical research organizations and third parties to help perform our clinical studies and manufacturing. As indicated above, at our current and desired pace of clinical development of our product candidates, over the next 12 months we expect to spend approximately between $16.0 million and $18.0 million on clinical development (including milestone payments that we expect to be triggered under the license agreements relating to our product candidates).  We expect to spend approximately $3.5 million on general corporate and administrative expenses as well as $0.5 million on facilities and rent.

We believe that our cash, cash equivalents and marketable securities, which totaled $12.9 million after giving effect to our October 2009 private placement, will be sufficient to meet our anticipated operating needs through the first half of 2010 based upon current operating and spending assumptions. However, we expect to incur substantial expenses as we continue our drug development efforts, particularly to the extent we advance our lead candidate Marqibo through a pivotal clinical study.  Pursuant to the terms of the October 2009 private placement, we agreed to use those proceeds solely for the clinical and regulatory development of our Marqibo program. Future development of our other products, including Menadione, is therefore contingent on obtaining additional financing. We cannot guarantee that future financing will be available in amounts or on terms acceptable to us, if at all.

The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

•	costs associated with conducting clinical testing;

•	costs of establishing arrangements for manufacturing our product candidates;

•	payments required under our current and any future license agreements and collaborations;

•	costs, timing and outcome of regulatory reviews;

•	costs of obtaining, maintaining and defending patents on our product candidates; and

•	costs of increased general and administrative expenses.

We have based our estimate on assumptions that may prove to be wrong. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of our stock or debt and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all.  If we raise funds by selling additional shares of common stock or other securities convertible into common stock, the ownership interest of our existing stockholders will be diluted.  If we are not able to obtain financing when needed, we will be unable to carry out our business plan. As a result, we will have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet agreements,” as that term is defined by SEC regulation.

DESCRIPTION OF BUSINESS

Overview

We are a South San Francisco, California-based biopharmaceutical company dedicated to developing and commercializing new and differentiated cancer therapies designed to improve and enable current standards of care.  Our two lead product candidates target large markets and are in pivotal and/or proof-of-concept clinical trials.  We are developing Marqibo® for the treatment of acute lymphoblastic leukemia and lymphomas.  Menadione topical lotion is a first-in-class compound that we are developing for the potential prevention and/or treatment of skin toxicity associated with epidermal growth factor receptor inhibitors.  We have additional pipeline opportunities that, like Marqibo, we believe may improve delivery and enhance the therapeutic benefits of well characterized, proven chemotherapies and enable high potency dosing without increased toxicity.

Our executive offices are located at 7000 Shoreline Court, Suite 370, South San Francisco, California 94080. Our telephone number is (650) 588-6404 and our Internet address is www.hanabiosciences.com. We were originally incorporated under Delaware law in 2002 under the name Hudson Health Sciences, Inc. In July 2004, we acquired Email Real Estate.com, Inc., a Colorado corporation and public shell company in a reverse acquisition.  In September 2004, we reincorporated under Delaware law under the name Hana Biosciences, Inc.

Our Research and Development Programs

We currently have rights to the following product candidates in various stages of development.

•
Marqibo® (vincristine sulfate liposomes injection), our lead product candidate, is a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine, currently in development for the treatment of adult acute lymphoblastic leukemia, or ALL, and metastatic uveal melanoma.

•
Menadione Topical Lotion, a novel supportive care product candidate being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors (EGFRI), a type of anti-cancer agent used in the treatment of lung, colon, head and neck and pancreatic cancer.

•
Brakiva™ (topotecan liposomes injection), a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan, being developed for the treatment of solid tumors including small cell lung cancer and ovarian cancer.

•	Alocrest™ (vinorelbine liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine.

Pursuant to a license agreement originally entered into with NovaDel, Inc. in October 2004, we also maintain certain rights to Zensana (ondansetron HCI) Oral Spray, which is being developed to alleviate chemotherapy and radiation-induced and post-operative nausea and vomiting.  In July 2007, we sublicensed our rights to develop and commercialize Zensana to Par Pharmaceutical, Inc. in exchange for upfront payment and other future consideration, including royalties.

Industry Background and Market Opportunity

Cancer is a group of diseases characterized by either the uncontrolled growth of cells or the failure of cells to function normally. Cancer is caused by a series of mutations, or alterations, in genes that control cells’ ability to grow and divide. These mutations cause cells to rapidly and continuously divide or lose their normal ability to die. There are more than 100 different varieties of cancer, which can be divided into six major categories. Carcinomas, the most common category, include breast, lung, colorectal and prostate cancer. Sarcomas begin in tissue that connects, supports or surrounds other tissues and organs. Lymphomas are cancers of the lymphatic system, a part of the body’s immune system. Leukemias are cancers of blood cells, which originate in the bone marrow. Brain tumors are cancers that begin in the brain, and skin cancers, including melanomas, originate in the skin. Cancers are considered metastatic if they spread via the blood or lymphatic system to other parts of the body to form secondary tumors.

According to the American Cancer Society, nearly 1.4 million new cases of cancer were expected to be diagnosed in 2008 in the United States alone. Cancer is the second leading cause of death, after heart disease, in the United States, and was expected to account for more than 565,000 deaths in 2008.    Major cancer treatments include surgery, radiotherapy and chemotherapy. Supportive care, such as blood cell growth factors, represents another major segment of the cancer treatment market. There are many different drugs that are used to offer supportive care and to treat cancer, including cytotoxics or antineoplastics, hormones and biologics. Major categories include:

•
Chemotherapy. Cytotoxic chemotherapy refers to anticancer drugs that destroy cancer cells by stopping them from multiplying. Healthy cells can also be harmed with the use of cytotoxic chemotherapy, especially those that divide quickly. Cytotoxic agents act primarily on macromolecular synthesis, repair or activity, which affects the production or function of DNA, RNA or proteins. Our product candidates Marqibo, Alocrest and Brakiva are liposome encapsulated cytotoxic agents that we are currently evaluating for the treatment of solid tumor and hematological malignancies.

•
Supportive care. Cancer treatment can include the use of chemotherapy, radiation therapy, biologic response modifiers, surgery or some combination of these or other therapeutic options. All of these treatment options are directed at killing or eradicating the cancer that exists in the patient’s body. Unfortunately, the delivery of many cancer therapies adversely affects the body’s normal organs. These complications of treatment or side effects not only cause discomfort, but may also prevent the optimal delivery of therapy to a patient at its maximal dose and time.  Our product candidate Menadione is a supportive care product candidate designed to treat and prevent skin rash associated with the use of epideral growth factor receptor inhibitors, or EGFRIs, a class of anti-cancer agents.

Our Strategy

We are a committed to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care. Key aspects of our strategy include:

•
Focus on developing innovative cancer therapies. We focus on oncology product candidates in order to capture efficiencies and economies of scale. We believe that drug development for cancer markets is particularly attractive because relatively small clinical trials can provide meaningful information regarding patient response and safety.  Because of our limited resources and the advanced development stage of Marqibo, we intend to focus substantially all of our resources on the clinical and regulatory development of Marqibo over the next several months.

•
Build a sustainable pipeline by employing multiple therapeutic approaches and disciplined decision criteria based on clearly defined proof of principle goals. We seek to build a sustainable product pipeline by employing multiple therapeutic approaches and by acquiring product candidates belonging to known drug classes. In addition, we employ disciplined decision criteria to assess product candidates. By pursuing this strategy, we seek to minimize our clinical development risk and accelerate the potential commercialization of current and future product candidates.  For a majority of our product candidates, we intend to pursue regulatory approval in multiple indications.

Product Pipeline

Background of Optisomal Targeted Drug Delivery

Optisomal encapsulation is a novel method of liposomal drug delivery, which is designed to significantly increase tumor targeting and duration of exposure for cell-cycle specific anticancer agents. Optisomal drug delivery consists of using a generic FDA-approved cancer agent, such as vincristine, encapsulated in a lipid envelope composed of a unique, sphingomyelin/cholesterol composition. The encapsulated agent is carried through the bloodstream and delivered to disease sites where it is released to carry out its therapeutic action. When used in unencapsulated form, chemotherapeutic drugs diffuse indiscriminately throughout the body, diluting drug effectiveness and potentially causing toxic side effects in the patient’s healthy tissues. Our proprietary Optisomal formulation technology is designed to permit loading higher concentrations of therapeutic agent inside the lipid envelope, which promotes accumulation of the drug in tumors and prolongs the drug’s release at disease sites. Non-clinical studies have demonstrated the Optisomal formulation technology’s ability to deliver dose intensification to the tumor, which we believe has the potential to increase the therapeutic benefit of the drug.

•
Targeted delivery with improved pharmacokinetics. In normal tissues, a continuous endothelial (blood vessel) lining constrains liposomes within capillaries, preventing accumulation of the drug in the healthy tissues. In contrast, the immature blood vessel system within tumors is created during tumor growth and has numerous gaps up to 800 nanometers in size. With an average diameter of approximately 100 nanometers, Optisomes can pass through these gaps.  Once lodged within the tumor interstitial space, these Optisomes slowly release the encapsulated drug. We believe that slow release of the drug from Optisomes increases drug levels within the tumor, extends drug exposure through multiple cell cycles, and significantly increases tumor cell killing. A limited fraction of a patient’s tumor cells are in a particular drug-sensitive phase at any point in time, which we believe indicates that duration of drug exposure is critical to increased drug efficacy.

•
Increased drug concentration. The link between drug exposure and anti-tumor efficacy is especially pronounced for cell cycle-specific agents such as vincristine, vinorelbine and topotecan, which destroy tumor cells by interfering in one specific phase in cell division (e.g., the mitosis, synthesis and/or rapid growth phases).

•	Prolonged exposure. The advanced liposomal technology of the capsule which protects the active drug increases the circulating half-life and is designed to extend the duration of drug release.

Unmet Medical Needs in ALL and Uveal Melanoma

ALL is a type of cancer of the blood and bone marrow, the spongy tissue inside bones where blood cells are made. Acute leukemias progress rapidly and are characterized by the accumulation of immature blood cells. ALL affects a group of white blood cells, called lymphocytes, which fight infection and constitute our immune systems. Normally, bone marrow produces immature cells or stem cells, in a controlled way, and they mature and specialize into the various types of blood cells, as needed. In people with ALL, this production process breaks down. Abnormally large numbers of immature, abnormal lymphocytes called lymphoblasts are produced and released into the bloodstream. These abnormal cells are not able to mature and perform their usual functions. Furthermore, they multiply rapidly and can crowd out healthy blood cells like neutrophils and platelets, leaving an adult or child with ALL vulnerable to infection or bleeding. Leukemic cells can also collect in certain areas of the body, including the central nervous system and spinal cord, which can cause serious problems. According to the American Cancer Society, over 5,000 people in the United States were expected to be diagnosed with ALL in 2008, and over 1,400 people were expected to die. ALL accounts for 72% of all leukemia cases amount children (ages 0 – 19).  Multiple clinical trials have suggested the overall survival rate for adults diagnosed with ALL is approximately 20% to 50%, underscoring the need for new therapeutic options.

Uveal melanoma is a relatively rare cancer arising out of the colored part of the eye and the surrounding areas, called the uvea.  Uveal melanoma is the most common primary intraocular malignant tumor in adults and represents 5-6% of all melanoma diagnoses.  The incidence of uveal melanoma in the U.S is reported to be 3,500-4,000 per year.  The disease metastasizes via the blood stream, and approximately 40-50% and up to 80% of patients with primary uveal melanoma will ultimately develop distant metastases.  At the time of diagnosis, over 95% of patients have disease limited to the eye, but at least 30% of these patients will die of systemic metastases at 5 years and 45% at 15 years.  The liver is involved in up to 90% of individuals who develop metastatic disease. Lung tissue and bone are the other major sites of disease spread. In general, metastatic uveal melanoma is unresponsive to systemic chemotherapy and immunotherapy.

Marqibo ® (vincristine sulfate liposomes injection)

 Marqibo is a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine that we are developing for the treatment of adult ALL and metastatic uveal melanoma. This encapsulation is designed to provide prolonged circulation of the drug in the blood and accumulation at the tumor site. These characteristics are intended to increase the effectiveness and reduce the side effects of the encapsulated drug. Vincristine, a microtubule inhibitor, is FDA-approved for ALL and is widely used as a single agent and in combination regimens for treatment for hematologic malignancies such as lymphomas and leukemias.

Marqibo has been evaluated in 15 clinical trials with over 600 patients, including Phase 2 clinical trials in patients with non-Hodgkin’s lymphoma, or NHL and ALL. Based on the results from these studies, we are conducting a global, registration-enabling Phase 2 clinical trial of Marqibo in adult Philadelphia chromosome negative ALL patients in second relapse, or those who have progressed following two prior lines of therapy.  We refer to this clinical trial as the rALLy study.  The primary outcome measure is complete remission or CR, or complete remission without full hematologic recovery, or CRi.  The sample size is 56 evaluable subjects from up to 50 sites. In August 2009, we announced achievement of our enrollment goal of 56 evaluable subjects.  In June 2009, we announced preliminary data indicating that of the first 33 patients dosed, 10 patients, or 30%, had achieved a CR or CRi.  The estimated median overall survival in responders was 10.5 months compared to 5.1 months in non-responders at the time of the data cutoff.   Because six of the nine CRs were still alive at that time of the data cutoff, the median overall survival in this group may prove to be longer.  Subject to the final results of the rALLy study, we plan to file an NDA seeking accelerated approval of Marqibo for the treatment of ALL in the first half of 2010. We also plan to conduct a confirmatory Phase 3 study with Marqibo.  Certain aspects of this planned Phase 3 trial, including the study design and patient population, are still under review.

In September 2009 we entered into a five-year clinical trial agreement with the Center for Cancer Research at the National Cancer Institute for the co-development of Marqibo in refractory pediatric cancer. Pursuant to this agreement, development will initially focus on a Phase 1 trial to evaluate the safety, preliminary efficacy, pharmacokinetic profile, and optimal dose of weekly Marqibo in children and adolescents with refractory cancer. Following this Phase I trial, we plan a Phase 2 trial in pediatric ALL, the most common cancer of childhood.  We anticipate that this Phase 2 trial will facilitate subsequent studies of Marqibo in combination with standard chemotherapy regimens.

In addition, we are conducting a Phase 2 study to assess the efficacy of Marqibo in patients with metastatic malignant uveal melanoma as determined by Disease Control Rate (CR, partial response or durable stable disease).  Secondary objectives are to assess the safety and antitumor activity of Marqibo as determined by response rate, progression free survival and overall survival. The patient population is defined as adults with uveal melanoma and confirmed metastatic disease that is untreated or that has progressed following one prior therapy.  We plan to enroll up to approximately 50 subjects in this clinical trial.

Marqibo received a U.S. orphan drug designation in January 2007 as well as a European Commission orphan drug designation in June 2008 for the ALL indication. Marqibo also received a U.S. orphan drug designation in July 2008 for metastatic uveal melanoma. Marqibo received a fast track designation from the FDA in August 2007 for the treatment of adult ALL.

Menadione Topical Lotion (Supportive Care Product)

Menadione Topical Lotion (menadione), which we licensed from the Albert Einstein College of Medicine, or AECOM, in October 2006, is a novel product candidate under development for the treatment and/or prevention of skin rash associated with the use of EGFR inhibitors in the treatment of certain cancers. EGFR inhibitors, which include Tarceva, Erbitux, Ivessa and Vectibix, are currently approved to treat non-small cell lung cancer, pancreatic, colorectal, and head and neck cancer. EGFR inhibitors are associated with significant skin toxicities presenting as acne-like rash on the face, neck and upper-torso of the body in approximately 75% of patients.  Fifty percent of patients who manifest skin toxicity experience significant discomfort. This results in discontinuation or dose reduction in at least 10% and up to 30% of patients that receive the EGFR inhibitor.  Menadione, a small organic molecule, has been shown to activate the EGFR signaling pathway by inhibiting phosphatase activity which is an important enzyme in the EGFR pathway. In vivo studies have suggested that topically-applied Menadione may restore EGFR signaling specifically in the skin of patients treated systemically with EGFR inhibitors. Currently, there are no FDA-approved products or therapies available to treat these skin toxicities. We initiated a Phase 1 clinical trial in cancer patients in April 2008 and another Phase 1 study in healthy volunteers in September 2008. Pursuant to the securities purchase agreement, we agreed to use the proceeds from the sale of the securities solely for the clinical and regulatory development of our Marqibo program. As such, future development of Menadione is contingent on obtaining additional funding, if any such funding is available in the future.

Brakiva™ (topotecan liposomes injection)

Brakiva is our proprietary product candidate comprised of the anti-cancer drug topotecan encapsulated in Optisomes. Topotecan is FDA-approved for the treatment of metastatic carcinoma of the ovary after failure of initial or subsequent chemotherapy, and small cell lung cancer sensitive disease after failure of first-line chemotherapy.  In November 2008, we initiated a Phase 1 dose-escalation clinical trial of Brakiva, which is primarily designed to assess the safety, tolerability and maximum tolerated dose.

Alocrest™ (vinorelbine liposomes injection)

Alocrest is a novel Optisomal encapsulated formulation product candidate of the FDA-approved drug vinorelbine, a microtubule inhibitor for use as a single agent or in combination with cisplatin for the first-line treatment of unresectable, advanced non-small cell lung cancer. In February 2008, we completed enrollment in a Phase 1 study of Alocrest. The trial enrolled 30 adult subjects with confirmed solid tumors refractory to standard therapy or for which no standard therapy was known to exist. The objectives of the Phase 1 clinical trial were: (1) to assess the safety and tolerability of Alocrest; (2) to determine the maximum tolerated dose of Alocrest; (3) to characterize the pharmacokinetic profile of Alocrest; and (4) to explore preliminary efficacy of Alocrest. The study was conducted at the Cancer Therapy and Research Center and South Texas Accelerated Research Therapeutics (START), both located in San Antonio, Texas and at McGill University in Montreal.  The majority of study subjects had heavily pretreated disease. Reversible neutropenia, a low white blood cell count, was the dose-limiting toxicity. The results of this study indicated promising anti-cancer activity and expected toxicity, and a 50% disease control rate was achieved across a broad range of doses.

License Agreements

Marqibo, Alocrest and Brakiva

In May 2006, we completed a transaction with Tekmira Pharmaceuticals Corporation, formerly Inex Pharmaceuticals Corporation, pursuant to which we acquired exclusive, worldwide rights to develop and commercialize Marqibo, Alocrest and Brakiva, which we collectively refer to as the Optisome products. The following is a summary of the various agreements entered into to consummate the transaction.

Tekmira License Agreement

Pursuant to the terms of a license agreement dated May 6, 2006, which was amended and restated on April 30, 2007, and amended on June 2, 2009, between us and Tekmira, Tekmira granted us:

•	an exclusive license under certain patents held by Tekmira to commercialize the Optisome products for all uses throughout the world;

•
an exclusive license under certain patents held by Tekmira to commercialize the Optisome products for all uses throughout the world under the terms of certain research agreements between Tekmira and the British Columbia Cancer Agency, or BCCA; and

•
an exclusive license to all technical information and know-how relating to the technology claimed in the patents held exclusively by Tekmira and to all confidential information possessed by Tekmira relating to the Optisome products, including all data, know-how, manufacturing information, specifications and trade secrets, collectively called the Tekmira Technology, to commercialize the Optisome products for all uses throughout the world.

We have the right to grant sublicenses to third parties and in such event we and Tekmira will share sublicensing revenue received by us at varying rates for each Optisome product depending on such Optisome product’s stage of clinical development.  Under the license agreement, we also granted back to Tekmira a limited, royalty-free, non-exclusive license in certain patents and technology owned or licensed to us solely for use in developing and commercializing liposomes having an active agent encapsulated, intercalated or entrapped therein.

We agreed to pay to Tekmira up to an aggregate of $37.0 million upon the achievement of various clinical and regulatory milestones relating to all Optisome products. At our option, the milestones may be paid in cash or, subject to certain restrictions, shares of our common stock. In addition to the milestone payments, we agreed to pay royalties to Tekmira in the range of 5% to 10% based on net sales of the Optisome products, against which we may offset a portion of the research and development expenses we incur. In addition to our obligations to make milestone payments and pay royalties to Tekmira, we also assumed all of Tekmira’s obligations to its licensors and collaborators relating to the Optisome products, which include aggregate milestone payments of up to $2.5 million, annual license fees and additional royalties.

The license agreement provides that we will use our commercially reasonable efforts to develop each Optisome product, including causing the necessary and appropriate clinical trials to be conducted in order to obtain and maintain regulatory approval for each Optisome product and preparing and filing the necessary regulatory submissions for each Optisome product. We also agreed to provide Tekmira with periodic reports concerning the status of each Optisome product.

We are required to use commercially reasonable efforts to commercialize each Optisome product in each jurisdiction where an Optisome product has received regulatory approval. We will be deemed to have breached our commercialization obligations in the United States, or in Germany, the United Kingdom, France, Italy or Spain, if for a continuous period of 180 days at any time following commercial sales of an Optisome product in any such country, no sales of an Optisome product are made in the ordinary course of business in such country by us (or a sublicensee), unless the parties agree to such delay or unless we are prohibited from making sales by a reason beyond our control. If we breach this obligation, then Tekmira is entitled to terminate the license with respect to such Optisome product and for such country.

Under the license agreement, Tekmira will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we have an obligation to assign to Tekmira our rights to inventions covered by such patents or patent applications, and, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same.

The prosecution and maintenance of the licensed patents will be overseen by an IP committee having equal representation from us and Tekmira. We will have the right and obligation to file, prosecute and maintain most of the licensed patents, although Tekmira maintained primary responsibility to prosecute certain of the licensed patents.  The parties agreed to share the expenses of prosecution at varying rates.  We also have the first right, but not the obligation, to enforce such licensed patents against third party infringers, or to defend against any infringement action brought by any third party.

We agreed to indemnify Tekmira for all losses resulting from our breach of our representations and warranties, or other default under the license agreement, our breach of any regulatory requirements, regulations and guidelines in connection with the Optisome products, complaints alleging infringement against Tekmira with respect to our manufacture, use or sale of an Optisome product, and any injury or death to any person or damage to property caused by any Optisome product provided by us or our sublicensee, except to the extent such losses are due to Tekmira’s breach of a representation or warranty, Tekmira’s default under the agreement, and the breach by Tekmira of any regulatory requirements, regulations and guidelines in connection with licensed patent and related know-how. Tekmira has agreed to indemnify us for losses arising from Tekmira’s breach of representation or warranty, Tekmira’s default under the agreement, and the breach by Tekmira of any regulatory requirements, regulations and guidelines in connection with licensed patent and related know-how, except to the extent such losses are due to our breach of our representations and warranties, our default under the agreement, our breach of any regulatory requirements, regulations and guidelines in connection with the Optisome products, complaints alleging infringement against Tekmira with respect to our manufacture, use or sale of an Optisome product, and any injury or death to any person or damage to property caused by any Optisome product provided by us or our sublicensee.

Unless terminated earlier, the license grants made under the license agreement expire on a country-by-country basis upon the later of (i) the expiration of the last to expire patents covering each Optisome product in a particular country, (ii) the expiration of the last to expire period of product exclusivity covered by an Optisome product under the laws of such country, or (iii) with respect to the Tekmira Technology, on the date that all of the Tekmira Technology ceases to be confidential information. The covered issued patents are scheduled to expire between 2014 and 2021.

Either we or Tekmira may terminate the license agreement in the event that the other has materially breached its obligations thereunder and fails to remedy such breach within 90 days following notice by the non-breaching party. If such breach is not cured, then the non-breaching party may, upon 6 months’ notice to the breaching party, terminate the license in respect of the Optisome products or countries to which the breach relates. Tekmira may also terminate the license if we assert or intend to assert any invalidity challenge on any of the patents licensed to us. The license agreement also provides that either party may, upon written notice, terminate the agreement in the event of the other’s bankruptcy, insolvency, dissolution or similar proceeding. In the event Tekmira validly terminates the license agreement, all data, materials, regulatory filings and all other documentation reverts to Tekmira.

In April 2007, Tekmira assigned to us its right and interest in and to a Patent and Technology License Agreement dated February 14, 2000 between Tekmira and M.D. Anderson Cancer Center.  As assigned to us, this agreement grants to us a royalty-bearing license to certain patents relating to Marqibo that are owned by M.D. Anderson.  As consideration for the license, we are required to pay to M.D. Anderson royalties on net sales of Marqibo, as well as an annual maintenance fee.  The M.D. Anderson license provides that we have the first right to prosecute and maintain the licensed patents at our expense.  In addition, we also have the first right to control any infringement claims against third parties. The M.D. Anderson license will be automatically terminated in the event we become bankrupt or insolvent, and may be terminated by M.D. Anderson in the event we default on our obligations under the agreement.

UBC Sublicense Agreement

In May 2006, we also entered into a sublicense agreement with Tekmira relating to Tekmira’s rights to certain patents it licensed from the University of British Columbia, or UBC. Under the UBC sublicense agreement, Tekmira granted to us an exclusive, worldwide sublicense under several patents relating to Alocrest and Brakiva, together with all knowledge, know-how, and techniques relating to such patents, called the UBC Technology. The UBC Technology is owned by UBC and licensed to Tekmira pursuant to a license agreement dated July 1, 1998. The UBC sublicense agreement provides that we will undertake all of Tekmira’s obligations contained in Tekmira’s license agreement with UBC, which includes the payment of royalties (in addition to the royalties owing to Tekmira under the license agreement between Tekmira and us) and an annual license fee. The provisions of the UBC sublicense agreement relating to our obligation to develop and commercialize the UBC Technology, termination and other material obligations are substantially similar to the terms of license agreement between Tekmira and us, as discussed above.

Assignment of Agreement with Elan Pharmaceuticals, Inc.

Pursuant to an Amended and Restated License Agreement dated April 3, 2003, between Tekmira (including two of its wholly-owned subsidiaries) and Elan Pharmaceuticals, Inc., Tekmira held a paid up, exclusive, worldwide license to certain patents, know-how and other intellectual property relating to vincristine sulfate liposomes. In connection with our transaction with Tekmira, Tekmira assigned to us all of its rights under the Elan license agreement pursuant to an Assignment and Novation Agreement dated May 6, 2006 among us, Tekmira and Elan.

As assigned to us, the Elan license agreement provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or our sublicensees, which will in turn be licensed to us as part of the technology we license from Elan. Elan has the first right to file, prosecute and maintain all licensed patents and we have the right to do so if Elan decides that it does not wish to do so only pertaining to certain portions of the technology. Elan also has the first right to enforce such licensed patents and we may do so only if Elan elects not to enforce such patents. In addition, Elan has the right but not the obligation to control any infringement claim brought against Elan.

We have indemnification obligations to Elan for all losses arising from the research, testing, manufacture, transport, packaging, storage, handling, distribution, marketing, advertising, promotion or sale of the products by us, our affiliates or sublicensees, any personal injury suits brought against Elan, any infringement claim, certain third party agreements entered into by Elan, and any acts or omissions of any of our sublicensees.

The Elan license agreement, unless earlier terminated, will expire on a country by country basis, upon the expiration of the life of the last to expire licensed patent in that country. Elan may terminate the Elan license agreement earlier for our material breach upon 60 days’ written notice if we do not cure such breach within such 60 day period (we may extend such cure period for up to 90 days if we propose a course of action to cure the breach within the initial 60 day period and act in good faith to cure such breach), for our bankruptcy or going into liquidation upon 10 days’ written notice, or immediately if we, or our sublicense, directly or indirectly disputes the ownership, scope or validity of any of the licensed technology or support any such attack by a third party.

Menadione

In October 2006, we entered into a license agreement with the Albert Einstein College of Medicine of Yeshiva University, a division of Yeshiva University, or the College. Pursuant to the agreement, we acquired an exclusive, worldwide, royalty-bearing license to certain patent applications, and other intellectual property relating to topical menadione. We are required to make milestone payments in the aggregate amount of $2.8 million upon the achievement of various clinical and regulatory milestones, as described in the agreement. We also agreed to pay annual maintenance fees, and to make royalty payments to the College on net sales of any products covered by a claim in any licensed patent. We may also grant sublicenses to the licensed patents and the proceeds resulting from such sublicenses will be shared with the College.

Zensana ™   (ondansetron HCI) Oral Spray

Our rights to Zensana were originally subject to the terms of an October 2004 license agreement with NovaDel Pharma, Inc. under which we obtained a royalty-bearing, exclusive right and license to develop and commercialize Zensana within the United States and Canada. Zensana is an oral spray formulation of the FDA approved drug odansetron. The technology licensed to us under the license agreement currently covers one United States issued patent, which expires in March 2022. In consideration for the license, we issued 73,121 shares of our common stock to NovaDel and agreed to make double-digit royalty payments to NovaDel based on a percentage of “net sales” (as defined in the agreement). In addition, we purchased from NovaDel (and continue to hold) 400,000 shares of its common stock at a price of $2.50 per share for an aggregate payment of $1 million.

On July 31, 2007, we entered into a sublicense agreement with Par Pharmaceutical, Inc. and NovaDel, pursuant to which we granted to Par and its affiliates, and NovaDel consented to such grant, a royalty-bearing exclusive right and license to develop and commercialize Zensana within the United States and Canada. As agreed by us and NovaDel, Par assumed primary responsibility for the development, regulatory approval by the FDA, and sales and marketing of Zensana.

As additional consideration for the sublicense, following regulatory approval of Zensana, Par is required to pay us an additional one-time payment of $6.0 million, of which $5.0 million is payable by us to NovaDel pursuant to our obligations under our agreement with NovaDel. In addition, the sublicense agreement provides for an additional aggregate of $44.0 million in commercialization milestone payments based upon actual net sales of Zensana in the United States and Canada, which amounts are not subject to any corresponding obligations to NovaDel. We will also be entitled to royalty payments based on net sales of Zensana by Par or any of its affiliates in such territory, however, the amount of such royalty payments is generally equal to the same amount of royalties that we will owe NovaDel under the License Agreement, except to the extent that aggregate net sales of Zensana exceed a specified amount in the first 5 years following FDA approval of an NDA, in which case the royalty rate payable to us increases beyond its royalty obligation to NovaDel.

In order to give effect to and accommodate the terms of the sublicense agreement with Par, on July 31, 2007, we and NovaDel amended and restated our original October 2004 license agreement. The primary modifications to the amended and restated license agreement are as follows:

•
We relinquished our right under the original license agreement to reduced royalty rates to NovaDel until such time as we have recovered one-half of our costs and expenses incurred in developing Zensana from sales of Zensana or payments or other fees from a sublicensee;

•	NovaDel surrendered for cancellation all 73,121 shares of our common stock that it acquired upon the execution of the original license agreement;

•	We will have the right, but not the obligation, to exploit the licensed product in Canada;

•	We or our sublicensee must consummate the first commercial sale of the licensed product within 9 months of regulatory approval by the FDA of such product; and

•	If the sublicense agreement is terminated, we may elect to undertake further development of Zensana.

Intellectual Property

General

Patents and other proprietary rights are very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. It is our intention to seek and maintain patent and trade secret protection for our product candidates and our proprietary technologies. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and compositions and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position. We own, or license the rights to, a number of patents and patent applications related to our product candidates, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict with certainty the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our product candidates, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

If patents are issued to others containing preclusive or conflicting claims and these claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. An adverse outcome in litigation could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.

Optisomal product candidates

Pursuant to our license agreement with Tekmira and related sublicense with UBC, we have exclusive rights to 11 issued U.S. patents, 54 issued foreign patents, 7 pending U.S. patent applications and 28 pending foreign applications, covering composition of matter, method of use and treatment, formulation and process. These patents and patent applications cover sphingosome based pharmaceutical compositions including Marqibo, Alocrest and Brakiva, formulation, dosage, process of making the liposome compositions, and methods of use of the compositions in the treatment cancer, relapsed cancer, and solid tumors. The earliest of these issued patents expires in 2014 and the last of the issued patents expires in 2021.

Menadione

We have exclusive, worldwide rights to a patent family consisting of 6 pending foreign patent applications and 1 pending U.S. patent application pursuant to our October 2006 license agreement with AECOM. These patent applications cover, pharmaceutical compositions and methods of use (e.g., methods of treating and preventing a skin rash secondary to an anti-epidermal growth factor receptor therapy). If any U.S. or foreign patent issues from these applications, such a patent would be scheduled to expire in 2026, excluding any patent term extensions.

In addition, we solely own 2 pending provisional U.S. patent applications.  These applications cover topical formulations of menadione and methods of use of the formulations. If any U.S. or foreign patent issues from these applications, such a patent would be scheduled to expire in 2029, excluding any patent term extensions.

Zensana

On July 31, 2007, we entered into a definitive agreement providing for the sublicense of all our rights to any patents related to Zensana to Par Pharmaceutical, Inc.  See “License Agreements – Zensana.”  Under this agreement, Par Pharmaceutical agreed to take on full responsibility to discharge patent prosecution and enforcement for all patents related to the Zensana product candidate.

Other Intellectual Property Rights

We also depend upon trademarks, trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

In addition to patent protection, we may utilize orphan drug regulations to provide market exclusivity for certain of our product candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the United States, or, diseases that affect more than 200,000 individuals in the United States but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our product candidates will be eligible for orphan drug designation; however, we cannot assure you that our drugs will obtain such orphan drug designation or will be the first to reach the market and provide us with such market exclusivity protection.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing (preclinical and clinical), manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of drugs and drug product candidates. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted.  We and our manufacturers may also be subject to regulations under other United States federal, state, and local laws.

United States Government Regulation

In the United States, the FDA regulates drugs under the FDCA and implementing regulations. The process required by the FDA before our product candidates may be marketed in the United States generally involves the following (although the FDA is given wide discretion to impose different or more stringent requirements on a case-by-case basis):

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies, all performed in accordance with the FDA’s good laboratory practice regulations and other regulations;

•	submission to the FDA of an IND application which must become effective before clinical trials may begin;

•	performance of multiple adequate and well-controlled clinical trials meeting FDA requirements to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission of an NDA to the FDA;

•
satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced, and potentially other involved facilities as well, to assess compliance with current good manufacturing practice, or cGMP, regulations and other applicable regulations; and

•	the FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. Risks to us related to these regulations are described under “Risk Factors – Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates.”

Preclinical tests may include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity and other effects in animals. The results of preclinical tests, together with manufacturing information and analytical data, among other information, are submitted to the FDA as part of an IND application. Subject to certain exceptions, an IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, issues a clinical hold to delay a proposed clinical investigation due to concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND, or those of our collaboration partners, may not result in the FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. The FDA must also approve changes to an existing IND. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice requirements and regulations for informed consent.

Clinical Trials

For purposes of NDA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap (although additional or different trials may be required by the FDA as well):

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Phase 1 clinical trials are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in cancer trials, a sponsor may decide to conduct what is referred to as a “Phase 1b” evaluation, which is a second safety-focused Phase 1 clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently FDA-approved drugs.

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Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. In some cases, a sponsor may decide to conduct what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

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Phase 3 clinical trials are commonly referred to as pivotal trials. When Phase 2 clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

In some cases, the FDA may condition continued approval of an NDA on the sponsor’s agreement to conduct additional clinical trials with due diligence. In other cases, the sponsor and the FDA may agree that additional safety and/or efficacy data should be provided; however, continued approval of the NDA may not always depend on timely submission of such information. Such post-approval studies are typically referred to as Phase IV studies.

New Drug Application

The results of drug candidate development, preclinical testing and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, and the payment of a user fee, are submitted to the FDA as part of an NDA. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once an NDA is accepted for filing, the FDA begins an in-depth review of the application.

During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA may refuse to approve an NDA and issue a not approvable letter if the applicable regulatory criteria are not satisfied, or it may require additional clinical or other data, including one or more additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaboration partners interpret data. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. The FDA may withdraw drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label. Further, if there are any modifications to the drug, including changes in indications, other labeling changes, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

The Hatch-Waxman Act

Under the Hatch-Waxman Act, newly-approved drugs and new conditions of use may benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active entity. The Hatch-Waxman Act prohibits the submission of an abbreviated NDA, or ANDA, or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, submission of a Section 505(b)(2) NDA or an ANDA for a generic version of a previously-approved drug containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under the Hatch-Waxman Act does not prevent the submission or approval of another “full” 505(b)(1) NDA; however, the applicant would be required to conduct its own preclinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages, or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. Some of our product candidates may qualify for Hatch-Waxman non-patent marketing exclusivity.

In addition to non-patent marketing exclusivity, the Hatch-Waxman Act amended the FDCA to require each NDA sponsor to submit with its application information on any patent that claims the drug for which the applicant submitted the NDA or that claims a method of using such drug and with respect to which a claim of patent infringement could reasonably be asserted if a person not licensed by the owner engaged in the manufacture, use, or sale of the drug. Generic applicants that wish to rely on the approval of a drug listed in the Orange Book must certify to each listed patent, as discussed above. We intend to submit for Orange Book listing all relevant patents for our product candidates.

Finally, the Hatch-Waxman Act amended the patent laws so that certain patents related to products regulated by the FDA are eligible for a patent term extension if patent life was lost during a period when the product was undergoing regulatory review, and if certain criteria are met. We intend to seek patent term extensions, provided our patents and products, if they are approved, meet applicable eligibility requirements.

Orphan Drug Designation and Exclusivity

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to seven years of orphan drug exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity (superior efficacy, safety, or a major contribution to patient care). Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication. We received orphan drug status for Marqibo in January 2007, for the treatment of ALL.

Under European Union medicines laws, the criteria for designating a product as an “orphan medicine” are similar but somewhat different from those in the United States. A drug is designated as an orphan drug if the sponsor can establish that the drug is intended for a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union or that is unlikely to be profitable, and if there is no approved satisfactory treatment or if the drug would be a significant benefit to those persons with the condition. Orphan medicines are entitled to ten years of marketing exclusivity, except under certain limited circumstances comparable to United States law. During this period of marketing exclusivity, no “similar” product, whether or not supported by full safety and efficacy data, will be approved unless a second applicant can establish that its product is safer, more effective or otherwise clinically superior. This period may be reduced to six years if the conditions that originally justified orphan designation change or the sponsor makes excessive profits.

Fast Track Designation

The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Under the fast track program, applicants may seek traditional approval for a product based on data demonstrating an effect on a clinically meaningful endpoint, or approval based on a well-established surrogate endpoint.  The sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug at the time of original submission of its IND, or at any time thereafter prior to receiving marketing approval of a marketing application. The FDA will determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

If the FDA grants fast track designation, it may initiate review of sections of an NDA before the application is complete. This so-called “rolling review” is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant has paid applicable user fees. The FDA’s PDUFA review clock for both a standard and priority NDA for a fast track product does not begin until the complete application is submitted. Additionally, fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or if the designated drug development program is no longer being pursued.

In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:

•
Priority Review.  As explained above, a drug candidate may be eligible for a six-month priority review. The FDA assigns priority review status to an application if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track drug would ordinarily meet the FDA’s criteria for priority review, but may also be assigned a standard review. We do not know whether any of our drug candidates will be assigned priority review status or, if priority review status is assigned, whether that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately approve the drug.

•
Accelerated Approval.  Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival or irreversible morbidity. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies with due diligence, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, may cause the FDA to seek to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

When appropriate, we and our collaboration partners intend to seek fast track designation, accelerated approval or priority review for our product candidates. We cannot predict whether any of our product candidates will obtain fast track, accelerated approval, or priority review designation, or the ultimate impact, if any, of these expedited review mechanisms on the timing or likelihood of the FDA approval of any of our product candidates.

Satisfaction of the FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug candidate is intended to treat a chronic disease, as is the case with some of the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for changes in dosage form or new indications for our product candidates on a timely basis, or at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our product candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

We plan to pursue accelerated approval for our product candidate Marqibo, subject to the results of the rALLy trial.  There is no assurance that the FDA will grant accelerated approval of Marqibo based on the rALLy trial.  Instead, the FDA may require us to conduct the Phase 3 confirmatory study of Marqibo to obtain full approval.

Pediatric Studies and Exclusivity

The FDCA provides an additional six months of non-patent marketing exclusivity and patent protection for any such protections listed in the Orange Book for new or marketed drugs if a sponsor conducts specific pediatric studies at the written request of the FDA. The Pediatric Research Equity Act of 2003, or PREA, authorizes the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that certain new NDAs or NDA supplements contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. PREA pediatric assessments may qualify for pediatric exclusivity. Unless otherwise required by regulation, PREA does not apply to any drug for an indication with orphan designation. We may also seek pediatric exclusivity for conducting any required pediatric assessments.

Other Regulatory Requirements

Any drugs manufactured or distributed by us or our collaboration partners pursuant to future FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, sales or use, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning and/or untitled letters, corrective advertising and potential civil and criminal penalties.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.

Reimbursement

In many of the markets where we intend to commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In the United States, there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. Federal legislation, enacted in December 2003, has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s “average sales price,” or ASP. This new reimbursement methodology has generally led to lower reimbursement levels. The new federal legislation also has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers.

Public and private health care payors control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses of a drug that are either approved by the FDA or that are supported by other appropriate evidence (for example, published medical literature) and appear in a recognized drug compendium. Drug compendia are publications that summarize the available medical evidence for particular drug products and identify which uses of a drug are supported or not supported by the available evidence, whether or not such uses have been approved by the FDA. For example, in the case of Medicare coverage for physician-administered oncology drugs, the Omnibus Budget Reconciliation Act of 1993, with certain exceptions, prohibits Medicare carriers from refusing to cover unapproved uses of an FDA-approved drug if the unapproved use is supported by one or more citations in the American Hospital Formulary Service Drug Information, the American Medical Association Drug Evaluations, or the U.S. Pharmacopoeia Drug Information. Another commonly cited compendium, for example under Medicaid, is the DRUGDEX Information System.

Different pricing and reimbursement schemes exist in other countries. For example, in the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the UK, which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

Manufacturing

We currently rely on a number of third-parties, including contract manufacturing organizations and our collaborative partners, to produce our compounds. Marqibo requires three separate ingredients, sphingomyelin/cholesterol liposomes for injection (SCLI), vincristine sulfate injection (VSI), and sodium phosphate for injection (SPI), all of which are handled by separate suppliers.  SCLI is manufactured by Cangene Corporation, VSI is manufactured by Hospira and SPI is manufactured by Hollister-Steir Laboratories.  Alocrest and Brakiva are both manufactured by Gilead.  For Menadione, we have contracted with Dow Pharmaceuticals and Menadiona, a Spanish-based company, for its manufacturing.

Competition

We compete primarily in the segment of the biopharmaceutical market that addresses cancer and cancer supportive care, which is highly competitive. We face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and selling products designed to address cancer this market. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research. We also compete with commercial biotechnology companies for the rights to product candidates developed by public and private research institutes. Smaller or early-stage companies are also significant competitors, particularly those with collaborative arrangements with large and established companies.

We believe that our ability to successfully compete will depend on, among other things:

•	our ability to develop novel compounds with attractive pharmaceutical properties and to secure and protect intellectual property rights based on our innovations;

•	the efficacy, safety and reliability of our product candidates;

•	the speed at which we develop our product candidates;

•	our ability to design and successfully complete appropriate clinical trials;

•	our ability to maintain a good relationship with regulatory authorities;

•	the timing and scope of regulatory approvals;

•	our ability to manufacture and sell commercial quantities of future products to the market or enter into strategic partnership agreements with others; and

•	acceptance of future products by physicians and other healthcare providers.

Research and Development Expenses

Research and development expenses, which include salaries and related personnel costs, fees paid to consultants and outside service providers for laboratory development, manufacturing, legal expenses resulting from intellectual property protection, business development and organizational affairs and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology, are the primary source of our overall expenses.  Research and development expenses totaled $18.4 million for the year ended December 31, 2008 and $21.3 million for the year ended December 31, 2007.

Legal Proceedings

We are not a party to any material legal proceedings.

Description of Property

Our executive offices are located at 7000 Shoreline Court, Suite 370, South San Francisco, California 94080. We occupy this space, which consists of 18,788 square feet of office space, pursuant to a written sublease agreement under which we currently pay rent of approximately $46,000 per month, decreasing to approximately $36,600 per month beginning in June 2010. Our sublease currently expires on March 31, 2011. We believe that our existing facilities are adequate to meet our current requirements. We do not own any real property.

Employees

As of the date of this prospectus, we have 27 full-time employees and no part-time employees.  All employees are based at our South San Francisco office. None of our employees are covered by a collective bargaining agreement. We believe our relationship with our employees to be good.

MANAGEMENT AND BOARD OF DIRECTORS

Directors and Executive Officers

The following table lists our executive officers and directors and their respective ages and positions as of the date of this prospectus:

Name	Age	Position(s) Held
Arie S. Belldegrun, M.D.	59	Director
Steven R. Deitcher, M.D.	45	President, Chief Executive Officer and Director
Anne E. Hagey, M.D.	42	Vice President, Chief Medical Officer
John P. Iparraguirre	33	Vice President, Chief Financial Officer and Secretary
Tyler M. Nielsen	31	Interim Chief Financial Officer and Controller
Paul V. Maier	61	Director
Leon E. Rosenberg, M.D.	76	Chairman of the Board
Michael Weiser, M.D.	46	Director
Linda E. Wiesinger	56	Director

Arie S. Belldegrun, M.D., FACS has served on Hana’s Board of Directors since April 2004. Dr. Belldegrun is Director of the Institute of Urologic Oncology at UCLA, Professor of Urology and Chief of the Division of Urologic Oncology. He holds the Roy and Carol Doumani Chair in Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA).  In 1997, Dr. Belldegrun founded Agensys, Inc., an early-stage privately-held biotechnology company based in Los Angeles, California, that is focused on the development of fully human monoclonal antibodies to treat solid tumor cancers in a variety of cancer targets.  Dr. Belldegrun served as founding Chairman of Agensys from 1997 to 2002 and then as a director until December 2007, when the company was acquired by Astellas Pharma.  Dr. Belldegrun also serves on the Board of Directors of Nile Therapeutics, Inc., a publicly-held biopharmaceutical company.  He is also Chairman and Partner of Two River Group Holdings LLC, a New York based venture capital firm.  Dr. Belldegrun’s prior experience also includes serving as principal investigator of more than 50 clinical trials of anti-cancer drug candidates and therapies.  Dr. Belldegrun completed his M.D. at the Hebrew University Hadassah Medical School in Jerusalem, his post graduate fellowship at the Weizmann Institute of Science and his residency in Urological Oncology at Harvard Medical School.  Prior to UCLA, Dr. Belldegrun was at the National Cancer Institute/NIH as a research fellow in surgical oncology under Steven A. Rosenberg, M.D., Ph.D.  He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and the American Association of Genitourinary Surgeons.

Steven R. Deitcher, M.D., has been President, Chief Executive Officer and a director of Hana since August 2007, and served as our Executive Vice President of Development and Chief Medical Officer from May 2007 to August 2007.  Prior to joining Hana, Dr. Deitcher served as Vice President and Chief Medical Scientist at Nuvelo, Inc. since 2004.  Prior to joining Nuvelo, from 1998 to 2004, Dr. Deitcher held a variety of positions in both the Department of Vascular Medicine and the Department of Hematology/Oncology while at The Cleveland Clinic Foundation, including Head of the Section of Hematology and Coagulation Medicine in the Department of Hematology/Oncology. Prior to that, he spent four years at The University of Tennessee in positions including Associate Chairman, Department of Medicine; Director, Combined Pediatric and Adult Thrombosis Clinic; and Director, Special Coagulation Laboratory. Dr. Deitcher earned his B.S. and M.D. in the Honors Program in Medical Education at Northwestern University Medical School.

Anne E. Hagey, M.D., was appointed Vice President, Chief Medical Officer of Hana in April 2008.  Prior to joining Hana, from August 2000 to November 2007, Dr. Hagey was employed at Abbott Laboratories, most recently serving as a Global Project Head overseeing clinical oncology drug development.  Before becoming a Global Project Head in 2005, Dr. Hagey was an associate medical director and a graduate of the Physician Development Program at Abbot Laboratories.  Dr. Hagey has been a clinical associate and attending physician at the University of Chicago in pediatric hematology/oncology since 2001.  She conducted her fellowship at the University of California, Los Angeles in the Department of Microbiology and Molecular Genetics and the Department of Pediatric Hematology-Oncology and Bone Marrow Transplant. She was also a Resident and Intern in pediatrics at Baylor College of Medicine, Texas Children’s Hospital.  Dr. Hagey has been a Research Assistant at Loyola University Medical School, a Research Intern at Case Western Reserve University Medical School, and a Research Intern at Abbot Laboratories in the Department of Corporate Molecular Biology.  Dr. Hagey earned a Doctor of Medicine from Loyola University Chicago Stritch School of Medicine and a Bachelor of Sciences degree in Biochemistry from University of Illinois, Urbana-Champaign.

John P. Iparraguirre has been our Vice President, Chief Financial Officer and Secretary since January 2006. From May 2004 to January 2006, Mr. Iparraguirre served as our Controller and Assistant Secretary, and from August 2004 to November 2004, served as our interim Chief Financial Officer and Secretary.  Prior to joining Hana, Mr. Iparraguirre was the Accounting Manager at Discovery Toys, Inc., an educational and developmental toy company, where he held several roles of responsibility in Finance Management. From September 1998 to April 2002, Mr. Iparraguirre was a Senior Audit Associate at BDO Seidman, LLP, an international accounting firm. Mr. Iparraguirre received a B.S. degree in Business Economics with an Emphasis in Accounting from the University of California, Santa Barbara.  Mr. Iparraguirre has resigned his employment with us, effective November 16, 2009.

Tyler M. Nielsen  has been our controller since February 2006 and, effective November 16, 2009, is our interim Chief Financial Officer.  From September 2003 to February 2006, Mr. Nielsen was a senior auditor at Ernst & Young LLP.  He earned his Bachelor of Science degree in Accounting from Brigham Young University.

Paul V. Maier was appointed a director of Hana in March 2008.  Mr. Maier is currently an independent financial consultant. From October 1992 to January 2007, Mr. Maier served as Senior Vice President, Chief Financial Officer of Ligand Pharmaceuticals, Inc., a publicly-held biopharmaceutical company based in San Diego, CA. Prior to joining Ligand, Mr. Maier served as Vice President, Finance at DFS West, a division of DFS Group, L.P., a private multinational retailer from October 1990 to October 1992. From February 1990 to October 1990, Mr. Maier served as Vice President and Treasurer of ICN Pharmaceuticals, Inc., a pharmaceutical and biotechnology research products company. Mr. Maier held various positions in finance and administration at SPI Pharmaceuticals, Inc., a publicly held subsidiary of ICN Pharmaceuticals Group, from 1984 to 1988, including Vice President, Finance from February 1984 to February 1987. Mr. Maier also serves on the boards of directors of Pure Bioscience, Inc. and International Stem Cell Corp., both publicly-held companies. Mr. Maier received an M.B.A. from Harvard Business School and a B.S. from Pennsylvania State University.

Leon E. Rosenberg, M.D., has served on Hana’s Board of Directors since February 2004 and has been non-executive Chairman of the Board since March 2007. Dr. Rosenberg has been a Professor in the Princeton University Department of Molecular Biology and the Woodrow Wilson School of Public and International Public Affairs since September 1997. Since July 1999, he has also been Professor Adjunct of Genetics at Yale University School of Medicine. From January 1997 to March 1998, Dr. Rosenberg served as Senior Vice President, Scientific Affairs of Bristol-Myers Squibb, and from September 1991 to January 1997, Dr. Rosenberg served as President of the Bristol-Myers Squibb Pharmaceutical Research Institute. From July 1984 to September 1991, Dr. Rosenberg was Dean of the Yale University School of Medicine. Dr. Rosenberg also serves on the Boards of Directors of Lovelace Respiratory Research Institute, Karo Bio AB, and Medicines for Malaria Venture. Dr. Rosenberg received B.A. and M.D. degrees, both summa cum laude, from the University of Wisconsin. He completed his internship and residency training in internal medicine at Columbia Presbyterian Medical Center in New York City.

 Michael Weiser, M.D., Ph.D., has been a director of Hana since its inception. Since December 2006, Dr. Weiser has been the co-chairman of Actin Capital, LLC and Actin Biomed, a New York based healthcare investment firm that he founded. Prior to Actin, from July 1998 to December 2006, Dr. Weiser was the Director of Research at Paramount BioCapital where he was responsible for the scientific, medical and financial evaluation of biomedical technologies and pharmaceutical products under consideration for development. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine. Dr, Weiser performed his post-graduate medical training in the Department of Obstetrics and Gynecology at New York University Medical Center and also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience at New York University School of Medicine. Dr. Weiser received his B.A. in Psychology from the University of Vermont. Dr. Weiser is a member of The National Medical Honor Society, Alpha Omega Alpha. Dr. Weiser currently serves on the boards of directors of Manhattan Pharmaceuticals, Inc., Chelsea Therapeutics International Ltd., Emisphere Technologies Inc., ZIOPHARM Oncology Inc. and VioQuest Pharmaceuticals Inc., all publicly held biotechnology companies, as well as several privately held companies.

Linda E. Wiesinger, a director of Hana since February 2007, is currently the principal of Strategic Decisions, a pharmaceutical consulting company. From November 2003 to September 2005, Ms. Wiesinger was Senior Vice President, Marketing and Market Development at Vicuron Pharmaceuticals, Inc., a publicly held biopharmaceutical company that was acquired by Pfizer Inc. in September 2005. From May 2002 to February 2003, Ms. Wiesinger was Senior Vice President, U.S. Marketing of IMS Health Incorporated, a publicly-held company that provides market data to the pharmaceutical industry. Ms. Wiesinger has also held management positions with Bristol-Myers Squibb Company, from 1996 to 2000, and Armour Pharmaceutical Company, a subsidiary of Rhone-Poulenc Rorer, from 1992-1995. Ms. Wiesinger was employed by Pfizer Inc. where she held a series of positions in strategic planning, investor relations, and product planning, development and commercialization from 1981 to 1992. Ms. Wiesinger received a B.A. from the University of Pennsylvania and earned an M.B.A. at The Wharton School.

Independence of the Board of Directors

Our Board of Directors consults with our legal counsel to ensure that the Board’s determinations regarding director independence are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in the listing standards of the Nasdaq Stock Market. Consistent with these considerations, and after review of all relevant transactions or relationships between each director, or any of his or her family members, and Hana, its senior management and its independent registered public accounting firm, the Board has determined that all of our directors are independent directors within the meaning of the Nasdaq listing standards, except for Dr. Deitcher, our President and Chief Executive Officer.

Executive Compensation

The following summary compensation table reflects cash and non-cash compensation for the 2007 and 2008 fiscal years awarded to or earned by (i) each individual serving as our principal executive officer during the fiscal year ended December 31, 2008; and (ii) each individual that served as an executive officer at the end of the fiscal year ended December 31, 2008 and who received in excess of $100,000 in total compensation during such fiscal year. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus		Option Awards (1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation (3)		Total
Steven R. Deitcher (4)	2008	$420,000	$–		$372,431	$150,000	$15,500		$957,931
President & CEO	2007	235,420	227,000	(5)	136,696	–	3,209		602,325

Anne E. Hagey (6)	2008	$255,134	$25,000	(7)	$91,066	$65,000	$20,175	(8)	$456,375
VP, Chief Medical Officer	2007	–	–		–	–	–		–

John P. Iparraguirre	2008	$200,000	$25,000		$339,744	$–	$10,000		$574,744
VP, CFO	2007	175,000	65,000		347,125	–	8,750		595,875

(1)
Amount reflects the compensation cost for the years ended December 31, 2007 and 2008 of the named executive officer’s options, calculated in accordance with SFAS 123(R) and using a Black-Scholes-Merton valuation model. Assumptions used in the calculation of these amounts are included in Note 4 to the Company’s audited financial statements for the fiscal year ended December 31, 2008, included in this prospectus. Forfeitures rates attributed to the calculation have been disregarded for the purposes of this table.

(2)
Amount reflects cash incentives both paid and accrued for services related to 2007 and 2008.  All accrued bonuses relating to performance in 2007 and 2008 included in totals were paid early in the first quarters of 2008 and 2009, respectively. Cash incentives relate to services performed during the fiscal year pursuant to performance incentives earned.

(3)	Except as otherwise noted for a named executive officer, these amounts consist solely of matching contributions made to the named executives’ respective 401(k) plan contributions.

(4)
Dr. Deitcher’s employment with us commenced in May 2007.  He first served as our Executive Vice President of Development and Chief Medical Officer, and was promoted to President and Chief Executive Officer in August  2007.

(5)
Consists of a signing bonus in the amount of $75,000 paid to Dr. Deitcher upon the commencement of his employment with us in May 2007, as well as an annual bonus of $152,000 payable pursuant to Dr. Deitcher’s previous employment agreement.  Under the terms of the agreement, Dr. Deitcher was eligible for an annual performance bonus of up to 40% of his base salary, which amount was guaranteed for fiscal 2007.  For a summary of the terms of Dr. Deitcher’s current employment agreement, see “–Employment Agreements and Post-Termination Benefits – Steven R. Deitcher.”

(6)	Dr. Hagey’s employment with us commenced in April 2008.

(7)	Consists of a signing bonus paid to Dr. Hagey upon the commencement of her employment with us in April 2008.

(8)
Consists of  $15,500 in matching contributions made to Dr. Hagey’s 401(k) plan and $4,675 paid to Dr. Hagey as reimbursement for certain relocation costs pursuant to Dr. Hagey’s offer letter signed in April 2008.

Employment Agreements and Post-Termination Benefits

Steven R. Deitcher

Dr. Deitcher’s employment with us is governed by an employment agreement dated June 6, 2008.  The employment agreement, which replaced and superseded a prior agreement dated May 6, 2007, provides for Dr. Deitcher’s employment as Chief Executive Officer for a term ending December 31, 2010, unless terminated earlier. The agreement may be renewed for one or more additional one-year periods upon agreement by the parties. Dr. Deitcher will receive an initial annual base salary of $420,000, which amount will be reviewed by the board of directors at least annually and never decreased.  Dr. Deitcher may also, at the discretion of the board of directors, receive an annual bonus in an amount targeted at 50% of his base salary based upon the achievement of specified Company goals approved by the board of directors, except that the bonus shall be equal to 70% of his base salary in the event the Company satisfies all specified goals in their entirety. Dr. Deitcher is eligible to participate in all benefits offered to our employees.  Dr. Deitcher’s current annual base salary of $420,000 will not be increased for 2009.

In the event Dr. Deitcher is terminated upon a “change of control,” he will receive (i) his then-current annualized base salary and health insurance for a period of 12 months following the date of the termination, (ii) the maximum discretionary bonus (at the 70% targeted rate) for which he would have been eligible in the year of the termination, and (iii) an acceleration in the vesting of all options to purchase shares of our common stock then held by him. If Dr. Deitcher is terminated by us other than for “cause” or upon a change of control, or if Dr. Deitcher terminates his employment for “good reason,” or if we elect not to renew the employment agreement at the end of its term, then Dr. Deitcher will receive (x) his then-current annualized base salary and health insurance for a period of 12 months following the date of the termination, (y) the maximum discretionary bonus (at the 50% targeted rate) for which he would have been eligible in the year of the termination, prorated for the number of months Dr. Deitcher was employed by us in the year of termination, and (z) an acceleration in the vesting of all of his stock options to provide for 12 additional months of vesting.

The term “cause” under the employment agreement means the following conduct or actions taken by Dr. Deitcher: (i) his willful and repeated failure or refusal to perform his duties under the agreement that is not cured by within 30 days after written notice thereof is given by us; (ii) any willful, intentional or grossly negligent act having the effect of injuring, in a material way (whether financial or otherwise), our business or reputation; (iii) willful and material misconduct in respect of his duties or obligations; (iv) the conviction of any felony or a misdemeanor involving a crime of moral turpitude; (v) the determination by us that Dr. Deitcher engaged in material harassment or discrimination prohibited by law; (vi) any misappropriation or embezzlement of our property; (vii) a breach of the non-solicitation, invention assignment and confidentiality provisions of the employment agreement; or (viii) a material breach of any other material provision of the employment agreement that is not cured within 30 days after we provide written notice thereof.

The term “change of control” means any of the following: (A) the direct or indirect acquisition by a person in one or a series of related transactions of our securities representing more than 50% of our combined voting power; or (B) the disposition by us of all or substantially all of our business and/or assets in one or a series of related transactions, other than a merger effected to change our state of domicile.

The term “good reason” means (1) a material breach by us of the employment agreement, which we do not cure within 30 days after written notice thereof is given to us; (2) a change in the lines of reporting such that Dr. Deitcher no longer directly reports to our Board; (3) a reduction in Dr. Deitcher’s compensation or other benefits except such a reduction in connection with a general reduction in compensation or other benefits of all senior executives; (4) a material reduction in Dr. Deitcher’s authority, duties, responsibilities, or title; or (5) a relocation of Dr. Deitcher’s principal place of performance by more than 30 miles from our current South San Francisco office location.

Anne E. Hagey

Dr. Hagey’s employment with us is governed by the terms of a letter agreement dated March 16, 2008. The letter agreement provides that Dr. Hagey is entitled to an initial annual base salary of $335,000 and is eligible for an annual performance bonus targeted at 40% of her base salary.  In addition, Dr. Hagey received a signing bonus of $25,000 upon the commencement of her employment. We also agreed to pay relocation expenses on Dr. Hagey’s behalf in an amount up to $10,000. The relocation expenses must be repaid by Dr. Hagey if she voluntarily resigns from her employment or if we terminate her employment for cause prior to April 23, 2010. Pursuant to the terms of the letter agreement, Dr. Hagey also received a stock option to purchase 200,000 shares of our common stock pursuant to the 2004 Plan upon commencement of her employment. The option has a term of 10 years, vests in three equal annual installments commencing on April 23, 2009, and is exercisable at a price of $1.04 per share, the fair market value of our common stock as of the commencement of her employment.  Dr. Hagey’s current annual base salary of $350,000 will not be increased for 2009.

The letter agreement further provides that if Hana terminates Dr. Hagey’s employment without cause, or if she terminates her employment for “good reason,” then she is entitled to continue receiving her then current annualized base salary for a period of six months following such termination and any obligation she may have to repay the signing bonus or relocation expenses will be forgiven. For purposes of the letter agreement, the term “cause” has substantially the same meaning as such term in Dr. Deitcher’s agreement, which is described above.  The term “good reason” means (i) a reduction in Dr. Hagey’s annual base salary or annual target bonus rate or a material reduction in the benefits provided to her, taken as a whole, in each case without her consent, but not if all senior executives also incur such reduction in compensation or other benefits, or (ii) a significant reduction in Dr. Hagey’s duties and responsibilities, but in each case after we have failed to correct such event after 30 days’ written notice from Dr. Hagey.

John P. Iparraguirre

Mr. Iparraguirre’s employment with us was governed by an employment agreement dated December 18, 2006, as amended on October 31, 2008.  Pursuant to the agreement, which expired on October 31, 2009, Mr. Iparraguirre was initially entitled to an annual base salary of $175,000 and was eligible for an annual discretionary bonus in an amount up to 30% of his annual base salary.  For 2007, the amount of Mr. Iparraguirre’s annual discretionary bonus was $65,000, which exceeded his 30% target maximum amount.  Effective as of January 1, 2008, Mr. Iparraguirre’s annual base salary was increased to $200,000.  For 2008, Mr. Iparraguirre received a discretionary bonus of $25,000, which represented 12.5% of his annual base salary. Mr. Iparraguirre’s annual base salary remained at $200,000 for 2009.  On October 30, 2009, Mr. Iparraguirre voluntarily resigned his employment with us, effective November 16, 2009.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options held by the named executive officers at December 31, 2008:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dr. Deitcher	133,334	266,666	1.650	05/21/2017	(1)
	33,334	66,666	1.740	08/24/2017	(2)
	216,667	433,333	1.120	12/14/2017	(3)
Dr. Hagey	–	200,000	1.04	04/23/2018	(4)
Mr. Iparraguirre	28,201	–	1.684	05/09/2014	(5)
	40,000	–	1.330	04/11/2015	(6)
	50,000	–	4.750	11/10/2015	(7)
	83,333	41,667	6.820	12/12/2016	(8)
	36,667	73,333	1.120	12/14/2017	(9)

(1)	133,334 shares vested on May 21, 2008. An additional 133,333 shares vest on each of May 21, 2009 and May 21, 2010.

(2)	33,334 shares vested on August 24, 2008. An additional 33,333 shares vest on each of August 24, 2009 and August 24, 2010.
(3)	216,667 shares vested on December 14, 2008. An additional 216,667 and 216,666 shares vest on December 14, 2009 and December 14, 2010, respectively.
(4)	66,667 shares vested on April 23, 2009. An additional 66,667 and 66,666 shares vest on April 23, 2010 and April 23, 2011, respectively.
(5)	100% of the shares subject to the option grant became vested on May 9, 2006.
(6)	13,334 shares vested on April 11, 2006. An additional 13,333 shares vested on each of April 11, 2007 and April 11, 2008.
(7)	16,667 shares vested on each of November 10, 2006 and November 10, 2007. An additional 16,666 shares vested on November 10, 2008.
(8)	41,666 and 41,667 shares vested on December 12, 2007 and December 12, 2008, respectively. An additional 41,667 shares vest on December 12, 2009.
(9)	36,667 shares vested on December 14, 2008. An additional 36,667 and 36,666 shares vest on December 14, 2009 and December 14, 2010, respectively.

Compensation of Directors

Our non-employee directors are entitled to receive the following in consideration for their service on the Board: (1) a cash fee of $2,500 for attendance at each regular quarterly meeting of the Board; (2) an annual fee of $20,000, as compensation for special Board and other meetings; and (3) an annual stock option grant relating to 40,000 shares of common stock, which option vests upon the first anniversary of the grant and accelerates upon a “change of control” of the Company. In lieu of the foregoing compensation, Dr. Rosenberg, as our non-executive chairman of the Board, is entitled to an annual retainer of $50,000, a meeting fee of $4,000 and an annual stock option grant of 75,000 shares. The following table sets forth the compensation paid to our directors for their service in 2008.

Name (1)	Fees Earned or Paid in Cash	Option Awards (2)	Total
Arie S. Belldegrun	$30,000	$154,931	$184,931
Paul V. Maier	27,500	29,365	56,865
Leon E. Rosenberg	66,000	198,700	264,700
Michael Weiser	30,000	162,114	192,114
Linda Wiesinger	30,000	51,292	81,292
Isaac Kier (3)	22,500	—	22,500

(1)
Steven R. Deitcher, our President and Chief Executive Officer, has been omitted from this table since he receives no additional compensation for serving on our Board; his compensation is described above under “Summary of Compensation.”

(2)
These amounts reflect the stock−based compensation expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R) of stock option award granted from 2005 to 2008. Assumptions used in the calculation of these amounts are included in Note 4 to the Company’s audited financial statements for the fiscal year ended December 31, 2008, included in this prospectus. Forfeitures rates attributed to the calculation have been disregarded for the purposes of this table. The following are the aggregate number of option awards outstanding as of December 31, 2008 that have been granted to each of our non−employee directors: Dr. Belldegrun: 188,201; Mr. Maier: 0; Dr. Rosenberg: 258,201; Dr. Weiser: 160,000; Ms. Wiesinger: 80,000.

(3)	Mr. Kier’s service on our Board expired on May 28, 2008, the date of our 2008 annual meeting of stockholders, following his decision not to seek reelection as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of October 29, 2009 by: (i) each of our current directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) all those known by us to be beneficial owners of at least 5% of our common stock.  Beneficial ownership is determined under rules promulgated by the SEC.  Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right.  Inclusion of shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.  Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.  Unless otherwise indicated, the address of each of the following persons is c/o Hana Biosciences, Inc., 7000 Shoreline Court, Suite 370, South San Francisco, CA 94080.

Name	Shares Beneficially Owned	Percent of Class
Steven R. Deitcher (1)	786,668	1.0%
Anne E. Hagey (2)	66,667	*
John P. Iparraguirre (3)	332,561	*
Arie S. Belldegrun (4)	188,201	*
Paul V. Maier (5)	57,000	*
Leon E. Rosenberg (6)	259,201	*
Michael Weiser (7)	750,963	*
Linda E. Wiesinger (8)	86,000	*

All directors and officers as a group (8 persons)	2,527,261	3.2%

James E. Flynn (9) 780 3rd Avenue, 37th Floor New York, NY 10017	18,964,955	24.4%
OrbiMed Advisors LLC (10) 767 Third Avenue, 30th Floor New York, NY 10017	11,090,578	9.9%
Perceptive Life Sciences Master Fund, Ltd. (11) 499 Park Ave., 25th Floor New York, NY 10022	13,935,406	9.9%
Quogue Capital LLC (12) 1285 Avenue of the Americas, 35th Floor New York, NY 10019	12,128,510	9.9%

*	represents less than 1%.

(1)	Includes 766,668 shares issuable upon the exercise of stock options.

(2)	Represents shares issuable upon the exercise of stock options.

(3)	Includes (i) 316,535 shares issuable upon the exercise of stock options, and (ii) 100 shares held by Mr. Iparraguirre’s spouse.

(4)	Represents shares issuable upon the exercise of stock options.

(5)	Includes 50,000 shares issuable upon the exercise of stock options.

(6)	Includes 258,201 shares issuable upon the exercise of stock options.

(7)	Includes (i) 160,000 shares issuable upon the exercise of stock options, and (ii) 29,296 shares issuable upon the exercise of warrants.

(8)	Includes 80,000 shares issuable upon the exercise of stock options.

(9)
Includes (i) 4,646,899 shares of our common stock and warrants to purchase 464,689 shares of our common stock held by Deerfield Private Design Fund, L.P.; (ii) 7,485,997 shares of our common stock and warrants to purchase 748,598 shares of our common stock held by Deerfield Private Design International, L.P.; (iii) 3,451,799 shares of our common stock and warrants to purchase 156,999 shares of our common stock held by Deerfield Special Situations Fund International Limited; and (iv) 1,924,316 shares of our common stock and warrants to purchase 85,658 shares of our common stock held by Deerfield Special Situations Fund, L.P. Deerfield Capital, L.P. is the general partner of Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., and Deerfield Special Situations Fund, L.P.  Deerfield Management Company, L.P. is the investment manager of Deerfield Special Situations Fund International Limited. James E. Flynn, the managing member of Deerfield Capital, L.P. and Deerfield Management Company, L.P., holds voting and dispositive power over the shares held by these stockholders.

(10)
Includes (i) 1,900,000 shares of our common stock and warrants to purchase 850,000 shares of our common stock held by Caduceus Capital II, L.P.; (ii) 2,700,000 shares of our common stock and warrants to purchase 1,260,000 shares of our common stock held by Caduceus Capital Master Fund Limited; (iii) 180,000 shares of our common stock and warrants to purchase 84,000 shares of our common stock held by PW Eucalyptus Fund, Ltd.; (iv) 932,000 shares of our common stock and warrants to purchase 434,578 shares of our common stock held by Summer Street Life Sciences Hedge Fund Investors LLC; and (v) 1,900,000 shares of our common stock and warrants to purchase 850,000 shares of our common stock held by UBS Eucalyptus Fund, L.L.C.  The provisions of the warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities with which such holder would constitute a Section 13(d) “group,” would exceed 9.99% of the total number of shares of our common stock then outstanding.  OrbiMed Advisors LLC is the investment advisor to Caduceus Capital II, L.P., UBS Eucalyptus Fund, L.L.C., and PW Eucalyptus Fund, Ltd.  OrbiMed Capital LLC is the investment advisor to Caduceus Capital Master Fund Limited and Summer Street Life Sciences Hedge Fund Investors LLC.  Samuel D. Isaly is the managing member of OrbiMed Advisors LLC and OrbiMed Capital LLC.

(11)
Includes 6,323,406 shares issuable upon the exercise of warrants, the provisions of which restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities with which such holder would constitute a Section 13(d) “group,” would exceed 9.99% of the total number of shares of our common stock then outstanding.

(12)
Includes 4,516,510 shares issuable upon the exercise of warrants, the provisions of which restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities with which such holder would constitute a Section 13(d) “group,” would exceed 9.99% of the total number of shares of our common stock then outstanding.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

In connection with our May 2006 direct registered offering, Mark Ahn, Fred Vitale and Isaac Kier, each of whom are former executive officers and/or directors of the Company, purchased 5,500, 55,100 and 11,000 shares of our common stock, respectively. The purchase price paid by the non-affiliated investors in the offering was $8.50 per share; however, Dr. Ahn, Mr. Vitale and Mr. Kier each paid $9.07 per share, which represented the closing sale price of our common stock on the date prior to the entry into the purchase agreements relating to such transactions. Mr. Kier’s purchase was made through Kier Family, L.P., a limited partnership of which Mr. Kier is the general partner. Other than the purchase price, all terms of Dr. Ahn’s and Messrs. Vitale’s and Kier’s purchases were identical to the terms applicable to the non-affiliated purchasers in the offering.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities laws require us to file information with the SEC concerning our business and operations.  Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC.  You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549.  You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

EXPERTS

The financial statements as of December 31, 2008 and 2007 and for each of the two years in the period ended December 31, 2008 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

TRANSFER AGENT

The transfer agent for our common stock is Corporate Stock Transfer, Inc., and its address is 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Report of  Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Hana Biosciences, Inc.
South San Francisco, California

We have audited the accompanying balance sheets of Hana Biosciences, Inc. as of December 31, 2008 and 2007 and the related statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hana Biosciences, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO SEIDMAN, LLP
BDO SEIDMAN, LLP

San Francisco, California
March 30, 2009

HANA BIOSCIENCES, INC.

BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$13,999,080	$20,795,398
Available-for-sale securities	128,000	96,000
Prepaid expenses and other current assets	131,663	489,293
Total current assets	14,258,743	21,380,691

Property and equipment, net	400,168	432,529
Restricted cash	125,000	125,000
Debt issuance costs	1,361,356	1,423,380
Total assets	$16,145,267	$23,361,600

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$4,225,863	$4,098,039
Other short-term liabilities	61,341	13,919
Warrant liabilities, short-term	1,450,479
Total current liabilities	5,737,683	4,111,958
Notes payable, net of discount	16,851,541	2,025,624
Warrant liabilities, long-term	—	4,232,355
Other long-term liabilities	41,775	33,861
Total long term liabilities	16,893,316	6,291,840
Total liabilities	22,630,999	10,403,798
Commitments and contingencies (Notes 3 ,7, 11 and 12):

Stockholders' equity (deficit):
Common stock; $0.001 par value:
100,000,000 shares authorized, 32,386,130 and 32,169,553 shares issued and outstanding at December 31, 2008 and 2007, respectively	32,386	32,170
Additional paid-in capital	104,431,469	101,843,390
Accumulated other comprehensive income (loss)	36,000	(104,000)
Accumulated deficit	(110,985,587)	(88,813,758)
Total stockholders' equity (deficit)	(6,485,732)	12,957,802
Total liabilities and stockholders' equity (deficit)	$16,145,267	$23,361,600

See accompanying notes to financial statements.

HANA BIOSCIENCES, INC.

STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2008	2007

License revenues	$—	$1,150,000
Operating expenses:
General and administrative	5,800,595	7,982,388
Research and development	18,426,757	21,293,297
Total operating expenses	24,227,352	29,275,685

Loss from operations	(24,227,352)	(28,125,685)

Other income (expense):
Interest income	336,968	1,222,206
Interest expense	(1,415,913)	(167,700)
Other income (expense), net	(130,622)	(505,688)
Change in fair market value of warrant liabilities	3,265,090	1,619,943

Total other income	2,055,523	2,168,761

Net loss	$(22,171,829)	$(25,956,924)
Net loss per share, basic and diluted	$(0.69)	$(0.85)
Weighted average shares used in computing net loss per share, basic and diluted	32,295,455	30,517,328

Comprehensive loss:
Net loss	$(22,171,829)	$(25,956,924)
Unrealized holdings gains (losses) arising during the period	32,000	(560,000)
Less: reclassification adjustment for losses included in net loss	108,000	436,000
Comprehensive loss	(22,031,829)	(26,080,924)

See accompanying notes to financial statements.

HANA BIOSCIENCES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
	Shares	Amount	Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Accumulated deficit	Total stockholders' equity (deficit)

Balance at January 1, 2007	29,210,627	29,211	93,177,445	20,000	(62,856,834)	30,369,822

Issuance of shares upon exercise of warrants, options and restricted stock	482,593	483	26,516	—	—	26,999

Shares returned	(73,121)	(73)	73	—	—	—

Stock-based compensation of employees amortized over vesting period of stock options	—	—	4,943,886	—	—	4,943,886

Share-based compensation to nonemployees for services	—	—	(150,165)	—	—	(150,165)

Issuance of shares under employee stock purchase plan	49,454	49	115,135	—	—	115,184

Repurchase of employee stock options	—	—	(117,000)	—	—	(117,000)

Sale of shares – Par Pharma	2,500,000	2,500	3,847,500	—	—	3,850,000

Unrealized loss on marketable securities	—	—	—	(124,000)	—	(124,000)

Net loss	—	—	—	—	(25,956,924)	(25,956,924)

HANA BIOSCIENCES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

	Common Stock
	Shares	Amount	Additional paid-in capital	Accumulated Other Comprehensive income (loss)	Accumulated deficit	Total stockholders' equity (deficit)
Balance at December 31, 2007	32,169,553	$32,170	$101,843,390	$(104,000)	$(88,813,758)	$12,957,802

Stock-based compensation of employees amortized over vesting period of stock options	—	—	2,410,396	—	—	2,410,396

Share-based compensation to nonemployees for services	—	—	(825)	—	—	(825)

Issuance of shares under employee stock purchase plan	82,168	82	53,642	—	—	53,724

Issuance of shares-partial consideration of license milestone	134,409	134	124,866	—	—	125,000

Unrealized gain on marketable securities	—	—	—	140,000	—	140,000

Net loss	—	—	—	—	(22,171,829)	(22,171,829)

Balance at December 31, 2008	32,386,130	$32,386	$104,431,469	$36,000	$(110,985,587)	$(6.485,732)

See accompanying notes to financial statements.

HANA BIOSCIENCES, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(22,171,829)	$(25,956,924)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	191,446	169,949
Share-based compensation to employees for services	2,410,396	4,943,886
Share-based compensation to nonemployees for services	(825)	(150,165)
Amortization of discount and debt issuance costs	371,155	38,723
Loss on sale of capital assets	5,781	1,052
Realized loss on available for sale securities	108,000	436,000
Gain on warrant liability	(3,265,090)	(1,619,943)
Issuance of shares in partial consideration of milestone payment	125,000	—

Changes in operating assets and liabilities:
Increase(decrease) in prepaid expenses and other assets	357,630	7,225
Increase(decrease) in accounts payable	(1,225,014)	(1,057,217)
Increase(decrease) in accrued and other current liabilities	1,352,838	(779,742)
Net cash used in operating activities	(21,740,512)	(23,967,156)

Cash flows from investing activities:
Purchase of property and equipment	(73,823)	(131,298)
Purchase of marketable securities	—	(4,500,000)
Sale of marketable securities	—	9,975,000
Net cash provided by (used in) investing activities	(73,823)	5,343,702

Cash flows from financing activities:
Payments on capital leases	$(35,707)	$—
Proceeds from issuances of notes payable, net of cash issuance costs of $0 in 2008 and $1,084,181 in 2007	15,000,000	6,415,819
Repurchase of employee stock options	—	(117,000)
Proceeds from exercise of warrants and options and issuance of shares under employee stock purchase plan	53,724	142,183
Proceeds from private placements of common stock, net	—	3,850,000
Net cash provided by financing activities	15,018,017	10,291,002

Net decrease in cash and cash equivalents	(6,796,318)	(8,332,452)
Cash and cash equivalents, beginning of year	20,795,398	29,127,850
Cash and cash equivalents, end of year	$13,999,080	$20,795,398
Supplemental disclosures of cash flow data:
Cash paid for interest	$566,426	$167,700
Supplemental disclosures of noncash financing activities:
Purchase of equipment through capital lease obligation	$91,043	$47,780

See accompanying notes to financial statements.

HANA BIOSCIENCES, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

NOTE 1.            BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

BUSINESS

Hana Biosciences, Inc. (“Hana,” “we” or the “Company”) is a biopharmaceutical company based in South San Francisco, California, which seeks to acquire, develop, and commercialize innovative products to strengthen the foundation of cancer care. The Company is committed to creating value by accelerating the development of its product candidates, including entering into strategic partnership agreements and expanding its product candidate pipeline by being an alliance partner of choice to universities, research centers and other companies.  Our product candidates consist of the following:

•
Marqibo® (vincristine sulfate liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine, being developed for the treatment of adult acute lymphoblastic leukemia (ALL) and metastatic uveal melanoma.

•
Menadione Topical Lotion, a novel supportive care product candidate being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors (EGFRI) in the treatment of certain cancers.

•
Brakiva™ (topotecan liposomes injection), a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan, being developed for the treatment of solid tumors including small cell lung cancer and ovarian cancer.

•
Alocrest™ (vinorelbine liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine, being developed for the treatment of solid tumors such as non-small-cell lung cancer (NSCLC).

BASIS OF PRESENTATION AND LIQUIDITY

The accompanying audited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In the opinion of the Company’s management, the audited financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position for the periods presented herein.

From inception to July 31, 2007, when the Company entered into a sublicense agreement with Par Pharmaceuticals, Inc., the Company was a development stage enterprise since it had not generated revenue from the sale of its products or through licensing agreements. Accordingly, prior to July 31, 2007, the financial statements were prepared in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.”  Upon execution of the Par sublicense agreement, the Company has commenced principal operations.

As of December 31, 2008, the Company has a stockholder's deficit of approximately $6.5 million, and for the fiscal year ended December 31, 2008, the Company experienced a net loss of $22.2 million. The Company has financed operations primarily through equity and debt financing and expects such losses to continue over the next several years.  The Company currently has a limited supply of cash available for operations. As of December 31, 2008 the Company had available $14.1 million in cash and cash equivalents and available-for-sale securities from which to draw upon.  The Company will have an additional $5.0 million become available on April 30, 2009 pursuant to a loan facility.  Another $2.5 million will become available to the Company if it reaches a clinical development milestone pursuant to the same loan facility. See Note 3.

The Company does not generate any recurring revenue and will require substantial additional capital before it will generate cash flow from its operating activities, if ever. The Company’s continued operations are entirely reliant upon obtaining additional capital. The Company will be unable to continue the progression of clinical compounds unless it is able to obtain additional funding through equity or debt financings or from payments in connection with potential strategic transactions.  The Company can give no assurances that any additional capital that it is able to obtain, if any, will be sufficient to meet its needs. Moreover, there can be no assurance that such capital will be available to the Company on favorable terms or at all, especially given the current economic environment which has severely restricted access to the capital markets. Based on the anticipated use of cash resources between $5.0 million and $6.0 million per quarter, including any milestones pursuant to the Company’s license agreements, the Company estimates that it will be able to continue with planned development activities into the second half of 2009.  If anticipated costs are higher than planned or if the Company is unable to raise additional capital, it will have to significantly curtail planned development to maintain operations through 2009 and beyond.  These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.

The Company has financed operations primarily through equity and debt financing and expects such losses to continue over the next several years.  The Company's continued operations will depend on whether it is able to continue the progression of clinical compounds and obtain additional funding through equity or debt financings.  The Company can give no assurances that any additional capital that it is able to obtain will be sufficient to meet its needs.  The Company does not currently have sufficient capital resources to complete planned operations through 2009.  If the Company is unable to raise additional capital, it will likely be forced to curtail its desired development activities beyond the second half of 2009, which will delay the development of the Company's product candidates. There can be no assurance that such capital will be available to the Company on favorable terms or at all. The Company will need additional financing thereafter until it can achieve profitability, if ever.

NOTE 2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates based upon current assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Examples include provisions for deferred taxes, the valuation of the warrant liabilities, the cost of contracted clinical study activities and assumptions related to share-based compensation expense. Actual results may differ materially from those estimates.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly-liquid investments with a maturity of three months or less when acquired to be cash equivalents. Short-term investments consist of investments acquired with maturities exceeding three months and are classified as available-for-sale. All short-term investments are reported at fair value, based on quoted market price, with unrealized gains or losses included in other comprehensive loss.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents.   The Company’s credit risk lies with the exposure to loss in the event of nonperformance by these financial institutions as balances on deposit exceed federally insured limits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash and cash equivalents, marketable securities, and accounts payable. Marketable securities are carried at fair value. Cash and cash equivalents and accounts payable are carried at cost, which approximates fair value due to the relative short maturities of these instruments.  The fair value of the Company’s notes payable at December 31, 2008 is $10.4 million.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Tenant improvement costs are depreciated over the shorter of the life of the lease or their economic life, and equipment, computer software and furniture and fixtures are depreciated over three to five years.

DEBT ISSUANCE COSTS

As discussed in Note 3, the debt issuance costs relate to fees paid in the form of cash and warrants to secure a firm commitment to borrow funds.  These fees are deferred, and if the commitment is exercised, amortized over the life of the related loan using the interest method.  If the commitment expires unexercised, the deferred fee is expensed immediately.

WARRANT LIABILITIES

On October 30, 2007, the Company entered into a loan facility agreement with certain affiliates of Deerfield Management (“Deerfield”). Deerfield has committed funds to assist with the development of the Company’s product candidates. Under the agreement, the Company may borrow from Deerfield up to an aggregate of $30 million, of which $20 million may be drawn down by the Company in as many as four installments every six months commencing October 30, 2007.  As additional consideration for the loan, the Company also issued to Deerfield warrants to purchase shares of the Company’s common stock at an exercise price of $1.31 per share.  The Company issued similar warrants to Deerfield on October 14, 2008 upon drawing down funds related to certain development milestones.  A certain portion of these warrants included an anti-dilution feature.  This feature requires that, as the Company issues additional shares of its common stock during the term of the warrant, the number of shares purchasable under these series is automatically increased so that they always represent 17.625% of the Company’s then outstanding common stock.  Pursuant to the agreement, the Company also entered into a Registration Rights Agreement, so that Deerfield may sell their shares if the warrants are exercised.  These financing transactions were recorded in accordance with Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” and related interpretations.  Because the warrants are redeemable in the event of a change in control or if the Company’s shares become delisted, the fair value of the warrants based on the Black-Scholes-Merton option pricing model is recorded as a liability.  The Company updates its estimate of the fair value of the warrant liabilities in each reporting period as new information becomes available and any gains or losses resulting from the changes in fair value from period to period are included as other income (expense).

REVENUE RECOGNITION

The Company recognizes all revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition,” where revenue is recognized when (i) persuasive evidence of an arrangement exists; (ii) delivery of the services, supplies or technology license has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

The Company recognizes revenue from the license or assignment of intellectual property and rights to third parties, including development milestone payments associated with such agreements if the funds have been received, the rights to the property have been delivered, and the Company has no further obligations on the date(s) when the payment has been received or collection is assured.

To date, the Company has only earned revenue from a non-refundable upfront payment pursuant to a sublicense agreement.

LICENSED IN-PROCESS RESEARCH AND DEVELOPMENT

Licensed in-process research and development relates primarily to technology, intellectual property and know-how acquired from another entity. We evaluate the stage of development as well as additional time, resources and risks related to development and eventual commercialization of the acquired technology. As we historically have acquired non-FDA approved technologies, the nature of the remaining efforts for completion and commercialization generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other regulatory bodies. The cost in resources, probability of success and length of time to commercialization are extremely difficult to determine. Numerous risks and uncertainties exist with respect to the timely completion of development projects, including clinical trial results, manufacturing process development results and ongoing feedback from regulatory authorities, including obtaining marketing approval. Additionally, there is no guarantee that the acquired technology will ever be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost of sales to produce these products in a commercial setting, changes in the reimbursement environment or the introduction of new competitive products. Due to the risks and uncertainties noted above, the Company will expense such licensed in-process research and development projects when incurred. However, the cost of acquisition of technology is capitalized if there are alternative future uses in other research and development projects or otherwise based on internal review. All milestone payments are expensed in the period the milestone is reached.

CLINICAL STUDY ACTIVITIES AND OTHER EXPENSES FROM THIRD-PARTY CONTRACT RESEARCH ORGANIZATIONS

A significant amount of the Company’s research and development activities related to clinical study activity are conducted by various third parties, including contract research organizations, which may also provide contractually defined administration and management services. Expense incurred for these contracted activities are based upon a variety of factors, including actual and estimated patient enrollment rates, clinical site initiation activities, labor hours and other activity-based factors. On a regular basis, the Company’s estimates of these costs are reconciled to actual invoices from the service providers, and adjustments are made accordingly.

SHARE-BASED COMPENSATION

During the first quarter of fiscal 2006, the Company adopted the provisions of stock-based compensation in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards No. 123—revised 2004 (“SFAS No. 123R”), “Share-Based Payment.”

The Company adopted SFAS No. 123(R) using the modified-prospective-transition method. Under this method, compensation costs recognized through December 31, 2007 include: (a) compensation costs for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, (b) compensation costs for all share-based payment awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R), and (c) compensation cost for share-based awards granted by the Company prior to becoming a public entity which are accounted for under the prospective transition method, and will continue to be expensed in accordance with the guidance of APB 25. In accordance with the modified-prospective-transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

COMPUTATION OF NET LOSS PER COMMON SHARE

Basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is the same as basic net loss per common share, since potentially dilutive securities from stock options, stock warrants and restricted stock would have an anti-dilutive effect because the Company incurred a net loss during each period presented. The number of shares potentially issuable at December 31, 2008 and 2007 upon exercise or conversion that were not included in the computation of net loss per share totaled 12,594,828 and  12,531,372, respectively.

SEGMENT REPORTING

The Company has determined that it currently operates in only one segment, which is the research and development of oncology therapeutics and supportive care for use in humans. All assets are located in the United States.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS
On September 15, 2006, FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Originally, SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Accordingly, we adopted SFAS No. 157 in the first quarter of fiscal year 2008. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. See Note 5 Fair Value Measurements in the Notes to Financial Statements herein.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” as an amendment to SFAS No. 133. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring companies to enhance disclosure about how these instruments and activities affect their financial position, performance and cash flows. SFAS 161 also improves the transparency about the location and amounts of derivative instruments in a company’s financial statements and how they are accounted for under SFAS 133. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008 (the Company’s 2009 fiscal year), and interim periods within beginning after that date. The Company is currently evaluating the impact this adoption will have on the Company’s financial statements.

On May 5, 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the U.S. We are evaluating the impact, if any, this Standard will have on our financial statements.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF Issue No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for existing instruments is not permitted. The Company does not believe that the pending adoption of EITF Issue No. 07-05 will have a material effect on the Company’s financial statements.

On October 10, 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No. 157-3”), to provide guidance on determining the fair value of financial instruments in inactive markets. FSP No. 157-3 became effective for the Company upon issuance, and had no material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3.            FACILITY LOAN AGREEMENT

On October 30, 2007, we entered into a Facility Agreement (the “loan agreement”) with Deerfield under which Deerfield has agreed to loan to us an aggregate principal amount of up to $30 million. Of the total $30 million funds committed pursuant to the loan agreement, $20 million is available for disbursement to us in four installments every six months commencing October 30, 2007.  As of December 31, 2008, we have drawn down $15 million pursuant to these funds.  The remaining $10 million available is subject to disbursement in three installments upon the achievement of clinical development milestones relating to our Marqibo and Menadione product candidates, of which we have drawn down $7.5 million as of December 31, 2008. Deerfield’s obligation to disburse loan proceeds expires October 30, 2010, and we must repay all outstanding principal and interest owing under the loan no later than October 30, 2013. We are also required to make quarterly interest payments on outstanding principal, at a stated annual rate of 9.85%. In accordance with and upon execution of the loan agreement, we paid a loan commitment fee of $1.1 million to an affiliate of Deerfield.  Our obligations under the loan are secured by all assets owned (or that will be owned in the future) by us, both tangible and intangible. The effective interest rate on the $15 million notes payable for funds available on the six month installments, including discount on debt, is approximately 17.7%.  The effective interest rate on the $7.5 million notes payable related to the achievement of development milestones, including discount on debt, is approximately 11.6%.  As of December 31, 2008, we had accrued $0.5 million in interest payable that was paid in January 2009.

As additional consideration for the loan, on October 30, 2007, we issued to Deerfield two series of 6-year warrants to purchase an aggregate of 5,225,433 shares of our common stock at an exercise price of $1.31 per share (subject to adjustment for stock splits, combinations and similar events), which represented the closing bid price of our common stock as reported on the Nasdaq Global Market on the issuance date. One series of such warrants initially represented the right to purchase 4,825,433 shares, which equaled 15% of our currently issued and outstanding shares of common stock as of October 30, 2007. These warrants contain an anti-dilution feature so that, as we issue additional shares of our common stock during the term of the warrant, the number of shares purchasable under this series is automatically increased so that they always represent 15% of our then outstanding common stock. The exercise price for any incremental shares that become purchasable due to this feature remains fixed at $1.31 per share (subject to adjustment for stock splits, combinations and similar events).  Pursuant to this anti-dilution feature and as a result of additional shares of our common stock that we issued following October 30, 2007, this series of warrants represented the right to purchase an aggregate of 4,857,919 shares of our common stock as of December 31, 2008. The second series of warrants, representing the right to purchase an aggregate of 400,000 shares, is identical in form except that it does not contain such anti-dilution feature. When the Company drew down the $7.5 million of funds conditioned upon the achievement of clinical development milestones relating to the Marqibo and Menadione programs on October 14, 2008, it was required to issue to Deerfield additional warrants to purchase up to an additional 2.625% of its then outstanding Common Stock, which warrants will contain the same anti-dilution feature as those issued by the Company on October 30, 2007.  These warrants represented the right to purchase 850,136 shares of our common stock as of October 14, 2008 and December 31, 2008.  If the Company draws down the remaining funds conditioned upon the achievement of clinical development milestones, it will be required to issue to Deerfield additional warrants to purchase up to an additional 0.875% of its then outstanding Common Stock, which warrants will contain the same anti-dilution feature as those issued by the Company on October 30, 2007 and October 14, 2008.

As of December 31, 2008, we had drawn down $22.5 million of the entire $30 million loan facility, which represented the entire amount available to us based on installments and clinical development milestones achieved related to the Marqibo and Menadione programs.

Fair Value of Warrants. The aggregate fair values of the warrant series issued upon execution of the loan agreement, under which an aggregate of the 5,225,433 shares of our common stock were issuable upon purchase, pursuant to the loan agreement was $5.9 million. $5.5 million of the total fair value, related to the warrant series to purchase an aggregate of 4,825,433 shares with an anti-dilution feature, was recorded as a discount to the note payable. The remaining $0.4 million fair value, relating to the additional warrant series to purchase an aggregate of 400,000 shares of common stock, was recorded as a debt issuance cost and is being amortized, using the interest method, over the life of the loan.   The aggregate fair values of the warrant series issued when we drew down the funds related to clinical development milestones, under which an aggregate of the 850,136 shares of our common stock were issuable upon purchase, pursuant to the loan agreement was $0.5 million, which was accounted for as a discount to the notes payable in the balance sheet.  Deerfield can elect a cashless exercise of any portion of shares outstanding in which case they would receive shares equal to the net settlement price on the date of exercise.  Additionally, pursuant to the loan agreement, Deerfield has certain registration rights and we would be obligated to make penalty payments to Deerfield in the event we were unable to maintain effective registration with the SEC.

The Company used a Black-Scholes-Merton option pricing model to obtain the fair value of these warrants.  In order to estimate the fair value of the anti-dilution feature, the Company estimated the number of additional shares potentially purchasable under the warrant agreement using weighted probability scenarios.  A summary of the assumptions used to estimate the fair value of the warrants issued pursuant to the execution of the loan agreement as well as the estimated additional shares purchasable under the warrants pursuant to the anti-dilution feature as of December 31, 2008 and December 31, 2007 is as follows:

	December 31	December 31
	2008	2007
Warrants
Risk-free interest rate	1.52%	4.10%
Expected life (in years)	4.83 - 5.79	5.83
Volatility	116.1%	67.2%
Dividend yield	0%	0%
Estimated fair value of shares issuable under warrants	$0.14 - $0.16	$0.62

Warrant liabilities. The fair value of the warrants issued pursuant to the loan agreement was recorded in accordance with Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.” Accordingly, we determined that the fair value of the warrants represented a liability because the warrants are redeemable in the event of a change in control or if the Company’s shares become delisted.  The fair value of the warrants is recalculated each reporting period with the change in value taken as income or expense in the “Statement of Operations.”  During 2008, we issued additional milestone warrants which included the anti-dilution feature.  These additional milestone warrants have the same accounting treatment as previous warrants issued to Deerfield and the fair value of the warrants was included as a discount to debt and as a warrant liability.

On March 5, 2009, we received notice that our common stock would be subject to delisting from the Nasdaq Capital Market as a result of a listing requirement deficiency, of which we were previously notified on November 19, 2008.  If our common stock is delisted from the Nasdaq Capital Market, we may be required to redeem the warrants we have issued to Deerfield pursuant to our October 2007 loan agreement.  Those warrants contain a provision that would require us to redeem the warrants, at Deerfield’s election, in the event our common stock is no longer listed on the Nasdaq or another national stock exchange.  The redemption price applicable to the warrants is based upon a Black-Scholes-Merton calculation, as specified in the warrant agreement.  As of December 31, 2008, the total redemption price that would be applicable to all of the warrants issued to Deerfield is approximately $1.5 million, which amount also approximates the fair value of the warrant liability.  We have classified an amount equal to the redemption price at December 31, 2008 as a short-term liability due to the potential risk that, due to our Nasdaq listing status, Deerfield will have the right to require redemption of these warrants within a one year period from December 31, 2008.  As the warrant redemption price is based on a Black-Scholes-Merton calculation, the fair value of this liability is highly dependant on the price of our common shares and the volatility of our stock.  If Deerfield elects redemption of these warrants, the actual redemption price may be materially different from the amount we have estimated on December 31, 2008.

A summary of the activity of the fair value of the warrant liability is as follows:

	Beginning Value of Warrant Liabilities	Liability Incurred for Warrants Issued Pursuant to the Deerfield Agreement	Realized Gain on Change in Fair Value of Warrant Liabilities	Ending Fair Value of Warrant Liabilities
2008	$4,232,355	$483,214	$(3,265,090)	$1,450,479

2007	$—	$5,852,298	$(1,619,943)	$4,232,355

Summary of Notes Payable. On November 1, 2007, the Company drew down $7.5 million of the $30.0 million in total loan proceeds available. On October 14, 2008 and November 12, 2008, the Company drew down an additional $12.5 million and $2.5 million, respectively.  The Company is not required to pay back any portion of the principal amount until October 30, 2013. Of the $12.5 million borrowed on October 14, 2008, $7.5 million related to development milestones the Company had previously achieved and was subsequently entitled to draw down additional funds pursuant to the Deerfield agreement.  These warrants contained an anti-dilution feature that provided Deerfield with the right to purchase shares of the Company’s common stock equal to 2.625% of the total shares outstanding.  Upon issuance of these shares, the fair value of the warrants was determined and included as additional discount on the debt to Deerfield.  Because the Company issued the warrants pursuant to the loan, the Company recognized a discount on the note.  The table below is a summary of the change in carrying value of the notes payable, including the discount on debt for the years ended December 31, 2008 and 2007:

	Carrying Value at January 1,	Gross Borrowings Incurred	Debt Discount Incurred	Amortized Discount	Carrying Value at December 311,
2008

Notes payable	$7,500,000	$15,000,000	$—	$—	$22,500,000
Discount on debt	(5,474,376)	—	(483,214)	309,131	(5,648,459)
Carrying value	2,025,624				16,851,541

2007
Notes payable	$—	$7,500,000	$—	$—	$7,500,000
Discount on debt	—	—	(5,507,389)	33,013	(5,474,376)
Carrying value	$—				$2,025,624

1 As of December 31, 2008 and 2007, there was unallocated debt discount related to undrawn funds on the Deerfield loan facility of $1.4 million and $3.4 million, respectively.  We will not begin to amortize these amounts until the additional funds are drawn down.

A summary of the debt issuance costs and changes during the periods ending December 31, 2008 and 2007 is as follows:

	Deferred Transaction Costs on January 1,	Amortized Debt Issuance Costs	Carrying Value2

2008	$1,423,380	$(62,024)	$1,361,356

2007	$1,429,091	$(5,711)	$1,423,380

NOTE 4.            STOCKHOLDERS' EQUITY

Share Issuances. In September 2007, the Company issued 2,500,000 shares of common stock to Par Pharmaceuticals, Inc. in connection with a sublicense agreement.

In May 2008, the Company issued 134,409 shares as partial consideration of a milestone achieved under a license agreement for AECOM.

Stock Incentive Plans. The Company has two stockholder approved stock incentive plans under which it grants or has granted options to purchase shares of its common stock and restricted stock awards to employees: the 2003 Stock Option Plan (the “2003 Plan”) and the 2004 Stock Incentive Plan (the “2004 Plan”). The Board of Directors or the Chief Executive Officer, when designated by the Board, is responsible for administration of the Company’s employee stock incentive plans and determines the term, exercise price and vesting terms of each option. In general, stock options issued under the 2003 Plan and 2004 Plan have a vesting period of three years and expire ten years from the date of grant.

The 2003 Plan was adopted by the Company's Board of Directors in October 2003. The 2003 Plan authorizes a total of 1,410,068 shares of common stock for issuance. In May 2006, the Company's stockholders ratified and approved the 2003 Plan. The Company may make future stock option issuances from this plan.

In September 2004, the Company's Board of Directors approved and adopted the 2004 Plan, which initially authorized 2,500,000 shares of common stock for issuance. On March 31, 2006, the Board approved, subject to stockholder approval, an amendment to the 2004 Plan to increase the total number of shares authorized for issuance thereunder to 4,000,000. At the Company’s May 2006 Annual Meeting, the Company's stockholders ratified and approved the 2004 Plan, as amended. At the 2007 Annual Meeting on June 22, 2007, the Company's stockholders approved an additional increase of shares authorized for issuance from 4,000,000 to 7,000,000. The Company may make future stock option issuances from this plan.

At the May 2006 Annual Meeting, the Company's Stockholders also ratified and approved the Company's 2006 Employee Stock Purchase Plan (the “2006 Plan”), which had been approved by the Company’s Board of Directors on March 31, 2006. The 2006 Plan provides the Company's eligible employees with the opportunity to purchase shares of Company common stock through lump sum payments or payroll deductions. The 2006 Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. As adopted, the 2006 Plan authorized the issuance of up to a maximum of 750,000 shares of common stock.

At December 31, 2008, there were a total of 730,893 shares available for grant under our 2003 Plan and 2,711,743 shares available for grant under our 2004 Stock Option Plans. Additionally, at December 31, 2008, there were 618,378 shares available for issuance related to the 2006 Plan, with an additional 65,054 issued in January 2009.

2 As of December 31, 2008 and 2007, there were unallocated deferred transaction costs relating to the undrawn portions of the Deerfield loan facility amounting to $0.4 million and $1.1 million, respectively.  We will not amortize these amounts until the additional funds are drawn down.

Share-Based Compensation. The Company currently awards stock option grants under its 2003 and 2004 Plan. Under the 2003 Plan, the Company may grant incentive and non-qualified stock options to employees, directors, consultants and service providers to purchase up to an aggregate of 1,410,068 shares of its common stock. Under the 2004 Plan, the Company may grant incentive and non-qualified stock options to employees, directors, consultants and service providers to purchase up to an aggregate of 7,000,000 shares. Historically, stock options issued under these plans primarily vest ratably on an annual basis over the vesting period, which has generally been three years.

The following tables summarize information about the Company’s stock options outstanding at December 31, 2008 and changes in outstanding options in the two years then ended, all of which are at fixed prices:

	Number Of Shares Subject To Options Outstanding	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value

Outstanding January 1, 2007	5,123,918	$4.27

Options granted	3,113,000	1.67
Options exercised	(226,830)	0.89		$307,163
Options cancelled	(2,720,050)	4.18
Outstanding December 31, 2007	5,290,038	$4.27

Options granted	760,500	0.89
Options exercised	—	—
Options cancelled	(1,579,667)	4.19
Outstanding December 31, 2008	4,470,871	$2.36	8.1	$12,125
Exercisable at December 31, 2008	2,131,872	$2.80	7.4	$11,915

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Subject to Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price
$ 0.07 - $ 1.35	2,413,048	$1.00	8.6 yrs	934,549	$1.00
$ 1.36 - $ 1.74	994,490	1.67	7.8 yrs	493,490	1.67
$ 1.75 - $ 4.97	315,000	4.06	7.2 yrs	263,333	4.22
$ 4.98 - $ 7.40	687,833	6.72	7.8 yrs	390,000	6.72
$ 7.41 - $ 10.98	60,500	9.40	4.6 yrs	50,500	9.44
$ 0.07 - $ 10.98	4,470,871	$2.36	8.1 yrs	2,131,872	$2.80

The weighted-average grant date fair value of options granted during the years 2008 and 2007 was $0.65 and $1.17, respectively. The total aggregate intrinsic value of stock options on the date of exercise during the year ended December 31, 2008 was approximately $12,000.  During the years ended December 31, 2008 and 2007, the Company recorded share-based compensation cost of $2.4 million and $4.8 million, respectively. As of December 31, 2008, the Company estimates that there is $2.1 million, in total, of unrecognized compensation costs related to non-vested stock option agreements, which is expected to be recognized over a weighted average period of 1.51 years. We expect our share-based compensation to decrease in 2009 as our stock price has continued to decrease compared to previous years.  Included in the stock-based compensation expense for the year ending December 31, 2008 is approximately $0.4 million of expense related to the correction of an error related to prior periods.

The following table summarizes the assumptions used in applying the Black-Scholes-Merton option-pricing model to determine the fair value of employee stock options granted during the year ended:

	December 31,
	2008	2007
Stock options
Risk-free interest rate	2.65%	4.5%
Expected life (in years)	5.5 - 6.0	5.5 - 6.0
Volatility	90%	80%
Dividend Yield	0%	0%
Employee stock purchase plan
Risk-free interest rate	0.27% - 2.63%	4.82% - 5.09%
Expected life (in years)	0.5 - 2.0	0.5 - 2.0
Volatility	85% - 199%	55% - 103%
Dividend Yield	0%	0%

The Company's computation of expected volatility of stock options for the year ended December 31, 2008 is based on historical volatilities of peer companies. Peer companies' historical volatilities are used in the determination of expected volatility due to the short trading history of the Company's common stock, which is approximately four years as of December 31, 2008. In selecting the peer companies, the Company considered the following factors: industry, stage of life cycle, size, and financial leverage. For share-based compensation related to the Employee Stock Purchase Plan (the 2006 ESPP Plan), the Company used actual volatilities as the Company had sufficient historical data for the expected term used in the Black-Scholes-Merton calculation. To determine the expected term of the Company's employee stock options granted in fiscal 2008 and 2007, the Company utilized the simplified approach as defined by SEC Staff Accounting Bulletin No. 107. This approach resulted in expected terms of 5.5 to 6 years for options granted during the year ended December 31, 2008. The interest rate for periods within the contractual life of the award is approximated based on the U.S. Treasury yield curve in effect at the time of grant.

The Company has elected to track the portion of its federal and state net operating loss carryforwards attributable to stock option benefits in a separate memo account pursuant to SFAS No. 123(R). Therefore, these amounts are no longer included in our gross or net deferred tax assets. Pursuant to SFAS No. 123(R), footnote 82, the benefit of these net operating loss carryforwards will only be recorded in equity when they reduce cash taxes payable.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R).

Employee Stock Purchase Plan. The 2006 Plan allows employees to contribute a percentage of their gross salary toward the semi-annual purchase of shares of common stock of the Company. The price of each share will not be less than the lower of 85% of the fair market value of the Company’s common stock on the last trading day prior to the commencement of the offering period or 85% of the fair market value of the Company’s common stock on the last trading day of the purchase period. A total of 750,000 shares of common stock were initially reserved for issuance under the 2006 ESPP Plan.

Through December 31, 2008, the Company had issued 131,622 shares under the 2006 Plan with an additional 65,054 issued in January 2009. For both the years ended December 31, 2008 and 2007, the total stock-based compensation expense recognized related to the 2006 Plan under SFAS No. 123(R) was approximately $0.1 million.

Warrants. As of December 31, 2008, all outstanding warrants were available for exercise. Warrants to acquire 258,927 shares of common stock at $1.85 per share expired in February of 2009.  Warrants to acquire 892,326 shares of common stock at $1.57 per share expire in April of 2010.  Warrants to acquire 864,648 shares of common stock at $5.80 per share expire in October of 2010.  Additionally, the Company has issued warrants to acquire 6,108,055 shares of common stock to Deerfield in accordance with the Company’s October 2007 loan agreement.  Certain of these warrants contain an anti-dilution feature that automatically increases the number of shares purchasable so that they always represent 17.625% of the Company’s then outstanding common stock.  The majority of the warrants issued to Deerfield expire in October 2013 with a smaller portion expiring in October 2014.  The following table summarizes the warrants outstanding as of December 31, 2008 and the changes in outstanding warrants in the year then ended:

	Number Of Shares Subject To Warrants Outstanding	Weighted-Average Exercise Price
Warrants outstanding January 1, 2007	2,015,901	$3.41
Warrants granted	5,225,433	1.31
Warrants cancelled	—	—
Warrants outstanding December 31, 2007	7,241,334	1.90
Warrants granted	882,622	1.31
Warrants cancelled	—	—
Warrants outstanding December 31, 2008	8,123,956	$1.83

NOTE 5.            FAIR VALUE MEASUREMENTS

SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with SFAS 157, the following table represents the fair value hierarchy for our financial assets and liabilities held by the Company measured at fair value on a recurring basis as of December 31, 2008:

Assets	Level 1	Level 2	Level 3	Total
Money market funds	$13,671,135	$—	$—	$13,671,135
Available-for-sale equity securities	128,000	—	—	128,000
Total	$13,799,135	$—	$—	$13,799,135

Liabilities	Level 1	Level 2	Level 3	Total
Warrant liabilities	—	—	$1,450,479	$1,450,479
Total	$—	$—	$1,450,479	$1,450,479

NOTE 6.            SHORT-TERM INVESTMENTS

On December 31, 2008, the Company had $128,000 in total marketable securities which consisted of shares of NovaDel Pharma, Inc. (“NovaDel”) purchased in conjunction with the Zensana license agreement originally entered into in October 2004.

During 2008, the Company recorded realized losses of $108,000 and unrealized gains of $140,000.  The Company recorded realized losses in 2008, as the decline in value of the shares, in the opinion of management, was considered other-than-temporary. The following table summarizes the NovaDel shares classified as available-for-sale securities during the year 2008 and 2007:

	Beginning Value	Net Unrealized Gain/(Loss)	Gross Realized Gain/(Loss)	Ending Value

Year ended December 31, 2007	$656,000	$(124,000)	$(436,000)	$96,000

Year ended December 31, 2008	$96,000	$140,000	$(108,000)	$128,000

NOTE 7.            LICENSE AGREEMENTS

Tekmira License Agreement.   In May 2006, The Company entered into a series of related agreements with Tekmira Pharmaceuticals Corporation. Pursuant to a license agreement with Tekmira, as amended in April 2007, the Company received an exclusive, worldwide license to patents, technology and other intellectual property relating to its Marqibo, Alocrest and Brakiva product candidates.

In consideration for the rights and assets acquired from Tekmira, we paid to Tekmira aggregate consideration of $11.8 million, which payment consisted of $1.5 million in cash and 1,118,568 shares of our common stock. We also agreed to pay to Tekmira royalties on sales of the licensed products, as well as upon the achievement of specified development and regulatory milestones and up to a maximum aggregate amount of $30.5 million for all product candidates. The milestones and other payments may include annual license maintenance fees and milestones. To date, we have achieved two development milestones related to our Tekmira product candidates for which we have paid or will pay a total of $1.5 million to Tekmira.

Menadione License Agreement. In October 2006, the Company entered into a license agreement with the Albert Einstein’s College of Medicine (AECOM). In consideration for the license, we agreed to issue the college $0.2 million of our common stock.  We also made a cash payment within 30 days of signing the agreement and we agreed to pay annual maintenance fees. Further, we agreed to make milestone payments in the aggregate amount of $2.8 million upon the achievement of various clinical and regulatory milestones, as described in the agreement, of which we have achieved one milestone and have paid AECOM total consideration of $0.3 million. We may also make annual maintenance fees as part of the agreement. We also agreed to make royalty payments to the College on net sales of any products covered by a claim in any licensed patent.

Zensana License. On July 31, 2007, the Company (as sublicensor) entered into a sublicense agreement with Par Pharmaceutical, Inc. and NovaDel, pursuant to which the Company granted to Par and its affiliates, and NovaDel consented to such grant, a royalty-bearing exclusive right and license to develop and commercialize Zensana within the United States and Canada. The Company previously had acquired such exclusive, sublicensable rights from NovaDel and commenced development of Zensana™, a pharmaceutical product that contains ondansetron, pursuant to a License Agreement with NovaDel dated October 24, 2004, as amended. As agreed by the Company and NovaDel, Par assumed primary responsibility for the development, regulatory approval by the FDA, and sales and marketing of Zensana.

In consideration for the license grant, Par purchased 2,500,000 newly-issued shares of the Company’s common stock at a price per share of $2.00 per share for aggregate consideration of $5.0 million. On July 31, 2007, the market value of the Company’s common stock was $1.54 per share. The difference between the sale price of $2.00 and the market value of the common stock on the purchase date was $0.46 per share premium. Of the total proceeds received from Par of $5.0 million, $1.15 million is related to the premium paid and represents revenues that will be recognized over the service period required by the sublicense agreement, with the remaining $3.85 million recorded in stockholder’s equity. As of September 30, 2007, the Company has recognized the entire $1.15 million in license fee revenue related to the sublicense agreement in accordance with the requirements of Staff Accounting Bulletin No. 104, as the Company fulfilled all obligations related to the upfront payment received from Par as part of the sublicense agreement.

In December 2007, the Company entered into a purchase agreement with Par wherein they have purchased raw materials and equipment stored at the Company’s contract manufacturer.  The total amount of the purchase agreement was $0.2 million.  The purchase was recorded as a decrease in R&D expenses.

NOTE 8.            PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2008	2007
Property and equipment:
Furniture & fixtures	$35,813	$35,813
Computer hardware	266,451	272,587
Computer software	231,907	110,221
Manufacturing equipment	163,836	163,836
Tenant improvements	144,340	144,340
	842,347	726,797
Less accumulated depreciation	(442,179)	(294,268)
Property and equipment, net	$400,168	$432,529

For the years ended December 31, 2008 and 2007, depreciation expense was $191,446 and $169,949, respectively.

NOTE 9.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at December 31:

	2008	2007
Trade accounts payable	$457,725	$1,682,739
Clinical research and other development related costs	2,554,374	1,156,011
Accrued personnel related expenses	549,469	763,050
Interest payable	478,332	—
Accrued other expenses	185,963	496,239
Total	$4,225,863	$4,098,039

NOTE 10.          INCOME TAXES

There was no current or deferred income tax expense (other than state minimum tax) for the years ended December 31, 2008 and 2007 because of the Company’s operating losses.

The components of deferred tax assets (there were no deferred tax liabilities) as of December 31, 2008 and 2007 are as follows:

Deferred tax assets consist of the following (in thousands):	December 31,
Deferred tax assets:	2008	2007
Net operating loss carryforwards	$17,364	$11,570
Research and development credit	3,387	1,371
Basis difference in capitalized assets	18,193	15,861
Stock-based compensation	6,885	5,997
Accruals and reserves	484	119
Total deferred tax asset	46,313	34,918
Less valuation allowance	(46,313)	(34,918)
Net deferred tax asset	$—	$—

A reconciliation between our effective tax rate and the U.S. statutory tax rate follows:

	For the Years Ended,
	December 31, 2008	December 31, 2007
Footnote Disclosure:
Tax at Federal Statutory Rate	34.0%	34.0%
State Taxes, Net of Federal Benefit	5.8%	5.8%
Permanent Book/Tax Differences	5.8%	-2.1%
Prior Year True-ups	3.8%	7.5%
NOLs Adjusted for Sec. 382 limitation	-8.8%	-9.7%
R&D Credit Adjustments	1.5%	-7.4%
Current Year R&D Credit	9.3%	2.9%
Change in Valuation Allowance	-51.4%	-31.0%
Provision (Benefit) for Taxes	0.0%	0.0%

On July 21, 2004 and July 31, 2007, the Company experienced ownership changes as defined by section 382 of the Internal Revenue Code.  Sections 382 and 383 establish an annual limit on the deductibility of pre-ownership change net operating loss and credit carryforwards. As such, the Company has derecognized deferred tax assets related to net operating losses of $3.3 million and $1.2 million for federal and state purposes, respectively, through December 31, 2008.  Additionally, the Company has limited the amount of deferred tax asset related to its federal R&D credit carryforward by $1.2 million.  State R&D credits have an indefinite carryover period, and thus are not limited.  The remaining balance of the pre-ownership net operating loss and credit carryforwards at December 31, 2008 will be available to reduce taxable income generated subsequent to 2008.

At December 31, 2008, the Company had potentially utilizable federal and state net operating loss tax carryforwards of approximately $45.0 million and $33.0 million, respectively. The net operating loss carryforwards expire in various amounts for federal tax purposes from 2022 through 2028 and for state tax purposes from 2016 through 2019.   At December 31, 2008, the Company also had research and development credit carryforwards of approximately $0.5 and $1.4 million for federal and state tax reporting purposes, and orphan drug credit carryfowards of approximately $1.4 million for federal purposes. The research and development credit carryforwards expire in various amounts, for federal purposes, from 2027 through 2028 and carryforward indefinitely for state purposes. The orphan drug credit carry forward expires in 2028 for federal purposes.

Management maintains a valuation allowance for its deductible temporary differences (i.e. deferred tax assets) when it is more likely than not that the benefit of such deferred tax assets will not be recognized. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate taxable income during the periods in which the temporary differences become deductible. Management considers the historical level of taxable income, projections for future taxable income, and tax planning strategies in making this assessment. Management’s assessment in the near term is subject to change if estimates of future taxable income during the carryforward period are reduced. The Company’s valuation allowance increased by $11.4 million and $8.1 million in the years ended December 31, 2008 and 2007, respectively.

Effective January 1, 2007, the Company adopted the provisions of FIN No. 48, which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return.  The cumulative effect of adopting FIN No. 48 resulted in no adjustment to retained earnings as of January 1, 2007.  A reconciliation of the unrecognized tax benefits for the years ended December 31, 2008 and 2007 is as follows:

Unrecognized Tax Benefits (in thousands)	2008	2007
Balance as of January 1,	$764	$217
Additions for current year tax positions	155	547
Reductions for current year tax positions	-	-
Additions for prior year tax positions	-	-
Reductions for prior year tax positions	(482)	-
Settlements	-	-
Reductions related to expirations of statute of limitations	-	-
Balance as of December 31,	$437	$764

None of the unrecognized tax benefits as of December 31, 2008 would affect the Company’s effective tax rate if recognized. As the Company would currently need to increase their valuation allowance for any additional amounts benefited, the effective rate would not be impacted until the valuation allowance was removed.

Penalties and interest expense related to income taxes are included as a component of other expense and interest expense, respectively, if they are incurred.  For the years ended December 31, 2008 and 2007, no penalties or interest expense related to income tax positions were recognized.  As of December 31, 2008 and 2007, no penalties or interest related to income tax positions were accrued.  The Company does not anticipate that any of the unrecognized tax benefits will increase or decrease significantly in the next twelve months.

The Company is subject to federal and California state income tax. As of December 31, 2008, the Company’s federal returns for the years ended 2005 through the current period and state returns for the years ended 2004 through the current period are still open to examination. Net operating losses and research and development carryforwards that may be used in future years are still subject to inquiry given that the statute of limitation for these items would be from the year of the utilization. There are no tax years under examination by any jurisdiction at this time.

NOTE 11.          COMMITMENTS AND CONTINGENCIES

Lease Agreements. The Company entered into a three year sublease, which commenced on May 31, 2006, for property at 7000 Shoreline Court in South San Francisco, California, where the Company’s executive offices are located. In May 2008, the Company and its sublessor entered into an amendment to the sublease agreement, which increased the term of the lease from three years to four years. The total cash payments due for the duration of the sublease equaled approximately $0.9 million at December 31, 2008, including $0.6 million in 2009 and $0.3 million in 2010.

Approximate expenses associated with operating leases were as follows:

	Years Ended December 31,
	2008	2007
Rent expense	$598,000	$575,000

Employment Agreements. On June 6, 2008, the Company entered into a new employment agreement with its President and Chief Executive Officer. This agreement provides for an employment term that expires in December 2010. The minimum aggregate amount of gross salary compensation to be provided for over the remaining term of the agreement amounted to approximately $0.8 million at December 31, 2008.

The Company entered into a written employment agreement with its Vice President and Chief Financial Officer on December 18, 2006. As amended on October 31, 2008, this agreement provides for an employment term that expires on October 31, 2009. The minimum aggregate amount of gross salary compensation to be provided for over the remaining term of the agreement amounted to less than $0.2 million at December 31, 2008.

NOTE 12.          401(K) SAVINGS PLAN

During 2004, the Company adopted a 401(k) Plan (the “401(k) Plan”) for the benefit of its employees. The Company elects to match contributions to the 401(k) Plan equal to 100% of the first 5% of wages deferred by each participating employee. During 2008 and 2007, the Company incurred total charges of approximately $225,000 and $180,000, respectively, for employer matching contributions.

NOTE 13.          RESTRICTED CASH

On May 31, 2006, the Company entered into a sublease agreement. The sublease required the Company to issue a security deposit in the amount of $125,000. To satisfy this obligation the Company opened a $125,000 letter of credit, with the sublessor as the beneficiary in case of default or failure to comply with the sublease requirements. In order to fund the letter of credit, the Company was required to deposit a compensating balance of $125,000 into a restricted money market account with its financial institution. This compensating balance for the line of credit will be restricted for the entire period of the sublease or at least until May 2010.

HANA BIOSCIENCES, INC.

CONDENSED BALANCE SHEETS

	September 30, 2009	December 31, 2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,960,891	$13,999,080
Available-for-sale securities	104,000	128,000
Prepaid expenses and other current assets	189,819	131,663
Total current assets	3,254,710	14,258,743

Property and equipment, net	272,709	400,168
Restricted cash	125,000	125,000
Debt issuance costs	1,240,478	1,361,356
Total assets	$4,892,897	$16,145,267

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$3,187,397	$4,225,863
Other short-term liabilities	54,744	61,341
Warrant liabilities, short-term	—	1,450,479
Total current liabilities	3,242,141	5,737,683
Notes payable, net of discount	22,382,347	16,851,541
Warrant liabilities, long-term	3,899,699	—
Other long-term liabilities	11,732	41,775
Total long term liabilities	26,293,778	16,893,316
Total liabilities	29,535,919	22,630,999
Commitments and contingencies (Notes 4, 9 and 10):

Stockholders' deficit:
Common stock; $0.001 par value:
100,000,000 shares authorized, 32,583,004 and 32,386,130 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	32,583	32,386
Additional paid-in capital	105,441,995	104,431,469
Accumulated other comprehensive income	12,000	36,000
Accumulated deficit	(130,129,600)	(110,985,587)
Total stockholders' deficit	(24,643,022)	(6,485,732)
Total liabilities and stockholders' deficit	$4,892,897	$16,145,267

See accompanying notes to unaudited condensed financial statements.

HANA BIOSCIENCES, INC.

CONDENSED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Operating expenses:
General and administrative	$796,127	$973,414	$2,838,653	$4,623,889
Research and development	3,643,014	4,347,265	11,367,715	13,031,060
Total operating expenses	4,439,141	5,320,679	14,206,368	17,654,949

Loss from operations	(4,439,141)	(5,320,679)	(14,206,368)	(17,654,949)

Other income (expense):
Interest income	470	39,997	12,626	271,361
Interest expense	(935,993)	(254,569)	(2,496,143)	(756,211)
Other expense, net	—	(8,516)	(4,908)	(51,380)
Gain (loss) on derivative liability	(292,111)	382,152	(2,449,220)	2,199,833
Realized loss on marketable securities	—	—	—	(108,000)
Total other income (expense)	(1,227,634)	159,064	(4,937,645)	1,555,603

Net loss	$(5,666,775)	$(5,161,615)	$(19,144,013)	$(16,099,346)

Net loss per share, basic and diluted	$(0.17)	$(0.16)	$(0.59)	$(0.50)

Weighted average shares used in computing net loss per share, basic and diluted	32,580,138	32,385,366	32,494,165	32,265,010
Comprehensive loss:
Net loss	$(5,666,775)	$(5,161,615)	$(19,144,013)	$(16,099,346)
Unrealized holdings gains (losses) arising during the period	(20,000)	(20,000)	(24,000)	(128,000)
Less: reclassification adjustment for losses included in net loss	—	—	—	108,000

Comprehensive loss	$(5,686,775)	$(5,181,615)	$(19,168,013)	$(16,119,346)

See accompanying notes to unaudited condensed financial statements.

HANA BIOSCIENCES, INC.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
(Unaudited)

Period from January 1, 2009 to September 30, 2009

	Common stock		Additional paid-in	Accumulated Other Comprehensive	Accumulated	Total stockholders'
	Shares	Amount	Capital	income	Deficit	Deficit
Balance at January 1, 2009	32,386,130	$32,386	$104,431,469	$36,000	$(110,985,587)	$(6,485,732)
Share-based compensation of employees amortized over vesting period of stock options	—	—	976,576	—	—	976,576
Issuance of shares under employee stock purchase plan	196,874	197	39,965	—	—	40,162
Unrealized loss on available-for-sale securities	—	—	—	(24,000)	—	(24,000)
Expenses incurred related to sale of common stock in October 2009	—	—	(6,015)	—	—	(6,015)
Net loss	—	—	—	—	(19,144,013)	(19,144,013)

Balance at September 30, 2009	32,583,004	$32,583	$105,441,995	$12,000	$(130,129,600)	$(24,643,022)

See accompanying notes to unaudited condensed financial statements.

HANA BIOSCIENCES, INC.

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2009	2008
Cash flows from operating activities:
Net loss	$(19,144,013)	$(16,099,346)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	137,354	141,917
Share-based compensation to employees for services	976,576	1,882,539
Share-based compensation to nonemployees for services	—	(825)
Shares issued for license milestone	—	125,000
Amortization of discount and debt issuance costs	651,684	192,176
Realized loss on available for sale securities	—	108,000
Unrealized (gain) loss on derivative liability	2,449,220	(2,199,832)
Loss on disposal of capital assets	—	5,781
Changes in operating assets and liabilities:
Increase in prepaid expenses and other assets	(58,156)	(249,198)
Decrease in accounts payable and accrued liabilities	(1,038,466)	(910,357)
Net cash used in operating activities	(16,025,801)	(17,004,145)

Cash flows from investing activities:
Purchase of property and equipment	—	(80,378)
Net cash used in investing activities	—	(80,378)

Cash flows from financing activities:

Proceeds from exercise of warrants and options and issuance of shares under employee stock purchase plan	40,162	53,724
Payments on capital leases	(46,535)	(21,242)
Expenses incurred related to sale of common stock in October 2009	(6,015)	—
Proceeds from issuances of notes payable	5,000,000	—
Net cash provided by financing activities	4,987,612	32,482

Net decrease in cash and cash equivalents	(11,038,189)	(17,052,041)
Cash and cash equivalents, beginning of period	13,999,080	20,795,398
Cash and cash equivalents, end of period	$2,960,891	$3,743,357
Supplemental disclosures of cash flow data:
Cash paid for interest	$$1,640,606	$564,035
Supplemental disclosures of noncash financing activities:
Equipment financed with capital leases	9,895	80,227
Unrealized gain (loss) on available-for-sale securities	(24,000)	84,000
Common stock issued to as partial consideration for license agreement	—	125,000

See accompanying notes to unaudited condensed financial statements.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

BUSINESS

Hana Biosciences, Inc. (“Hana” or the “Company”) is a South San Francisco, California-based biopharmaceutical company dedicated to developing and commercializing new and differentiated cancer therapies designed to improve and enable current standards of care. The Company’s two lead product candidates target large markets and are in pivotal and/or proof-of-concept clinical trials. Hana is developing Marqibo ® for the treatment of acute lymphoblastic leukemia and lymphomas. Menadione topical lotion is a first-in-class compound that we are developing for the potential prevention and/or treatment of skin toxicity associated with epidermal growth factor receptor inhibitors. The Company has additional pipeline opportunities that, like Marqibo, it believes may improve delivery and enhance the therapeutic benefits of well-characterized, proven chemotherapies and enable high potency dosing without increased toxicity.

The Company’s product candidates consist of the following:

•
Marqibo® (vincristine sulfate liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine, being developed for the treatment of adult acute lymphoblastic leukemia.

•
Menadione Topical Lotion, a novel supportive care product candidate, being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors in the treatment of certain cancers.

•
Brakiva™ (topotecan liposomes injection), a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan, being developed for the treatment of solid tumors including small cell lung cancer and ovarian cancer.

•
Alocrest™ (vinorelbine liposomes injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine, being developed for the treatment of solid tumors such as non-small-cell lung cancer.

BASIS OF PRESENTATION AND LIQUIDITY

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information. In the opinion of the Company’s management, the unaudited condensed financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position for the periods presented herein. These interim financial results are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2009 or any subsequent interim period.

As of September 30, 2009, the Company has an accumulated deficit of approximately $130.1 million, and for the nine months ended September 30, 2009, the Company experienced a net loss of $19.1 million. The Company has financed operations primarily through equity and debt financing and expects such losses to continue over the next several years.  The Company currently has a limited supply of cash available for operations. As of September 30, 2009, the Company had available $3.1 million in cash and cash equivalents and available-for-sale securities from which to draw upon.  An additional $2.5 million will become available to the Company if it reaches a clinical development milestone pursuant to an October 2007 loan facility agreement.  The Company does not anticipate achieving this milestone unless it is able to obtain additional financing.   See Note 4 below.

On October 7, 2009, the Company entered into a securities purchase agreement with a number of accredited investors pursuant to which it agreed to sell in a private placement an aggregate of 54,593,864 units of its securities.  Each unit consisted of either (i) one share of the Company’s common stock plus a seven-year warrant to purchase one-tenth of one additional share of common stock at an exercise price of $0.60 per share (referred to in the purchase agreement as a Series B Warrant), or (ii) a seven-year warrant to purchase, at an exercise price of $0.01 per share, one share of common stock (referred to in the purchase agreement as a Series A Warrant), plus a Series B Warrant to purchase one-tenth of one share of common stock. The purchase price per unit was $0.30, except that to the extent an investor purchased units that included the Series A Warrants, the purchase price was reduced to $0.29 to give effect to the additional $0.01 that would be paid upon exercise of the Series A Warrants.  Pursuant to the purchase agreement, the Company sold an aggregate of 43,562,142 units consisting of an equal number of shares of common stock and Series B Warrants to purchase 4,356,212 additional shares of common stock, and 11,031,722 units consisting of Series A Warrants to purchase an equal number of shares of common stock and Series B Warrants to purchase 1,103,170 additional shares of common stock.  The aggregate purchase price for all of the securities sold under the purchase agreement was approximately $16.27 million, before deducting expenses. Of this total amount, approximately $12.4 million was paid in cash and approximately $3.87 million represented the satisfaction of an outstanding obligation that the Company owed to Deerfield.  See Note 4 for further discussion.  The net proceeds available to the Company for operations from this financing transaction were approximately $11.7 million. Pursuant to the purchase agreement, the Company agreed to use the proceeds from the sale of these securities solely for the clinical and regulatory development of its Marqibo program.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Company does not generate any recurring revenue and will require substantial additional capital before it will generate cash flow from its operating activities, if ever. The Company’s continued operations depend entirely on its ability to obtain additional capital. The Company will be unable to continue the progression of clinical compounds unless it is able to obtain additional funding through equity or debt financings or from payments in connection with potential strategic transactions.  The Company can give no assurances that any additional capital that it is able to obtain, if any, will be sufficient to meet its needs. Moreover, there can be no assurance that such capital will be available to the Company on favorable terms or at all, especially given the current economic environment which has severely restricted access to the capital markets. Based on the anticipated use of cash resources of between $4.0 million and $5.5 million per quarter, which includes any milestones pursuant to the Company’s license agreements, the Company estimates that its current cash resources are only sufficient to fund its planned research and development activities into mid-2010.  However, if anticipated costs are higher than planned, or if the Company is unable to raise additional capital, it will have to significantly curtail its development activities to maintain operations through 2010 and beyond. These conditions, as well as the general financial condition of the Company discussed in the preceding paragraph, raise substantial doubt as to the Company’s ability to continue as a going concern.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Management's Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates based upon current assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Examples include provisions for deferred taxes, the valuation of the warrant liabilities, the cost of contracted clinical study activities and assumptions related to share-based compensation expense. Actual results may differ materially from those estimates.

Segment Reporting

The Company has determined that it currently operates in only one segment, which is the research and development of oncology therapeutics and supportive care for use in humans. All assets are located in the United States.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, marketable securities, and accounts payable. Marketable securities are carried at fair value. Cash and cash equivalents and accounts payable are carried at cost, which approximates fair value due to the relative short maturities of these instruments.  The fair value of the Company’s notes payable at September 30, 2009 is $12.7 million.

Loss Per Share

Basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is the same as basic net loss per common share, since potentially dilutive securities from stock options and stock warrants would have an anti-dilutive effect because the Company incurred a net loss during each period presented. The number of shares potentially issuable at September 30, 2009 and 2008 upon exercise or conversion that were not included in the computation of net loss per share totaled 6,942,012 and 11,768,692, respectively.

Cash and Cash Equivalents and Concentration of Risk

The Company considers all highly-liquid investments with a maturity of three months or less when acquired to be cash equivalents. Short-term investments consist of investments acquired with maturities exceeding three months and are classified as available-for-sale. All short-term investments are reported at fair value, based on quoted market price, with unrealized gains or losses included in other comprehensive loss.

Debt Issuance Costs

As discussed in Note 4, the debt issuance costs relate to fees paid in the form of cash and warrants to secure a firm commitment to borrow funds.  These fees are deferred, and if the commitment is exercised, amortized over the life of the related loan using the interest method.  If the commitment expires unexercised, the deferred fee is expensed immediately.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Warrant Liabilities and Payment of Redemption Price

On October 30, 2007, the Company entered into a loan facility agreement with Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited and Deerfield Private Design International, L.P. (collectively, “Deerfield”). Deerfield has committed funds to assist with the development of the Company’s product candidates.  As part of this agreement, the Company had issued to Deerfield warrants with an exercise price of $1.31 per share.  Because the warrants were redeemable in the event of a change in control or if the Company’s shares become delisted, the fair value of the warrants based on the Black-Scholes-Merton option pricing model was recorded as a liability and the Company updated its estimate of the fair value of the warrant liabilities in each reporting period as new information became available and any gains or losses resulting from the changes in fair value from period to period were included as other income (expense).

On September 8, 2009, the Company received a delisting notice from the Staff of The NASDAQ Stock Market indicating that the Company has failed to regain compliance with NASDAQ listing requirements and that trading of its common stock on the NASDAQ Capital Market would be suspended effective at the opening of business on September 10, 2009.  In accordance with the terms of the warrants issued to Deerfield in connection with the October 2007 loan facility agreement, Deerfield had previously notified the Company of its intention to require the Company to redeem the warrants upon such suspension.  However, pursuant to the terms of a September 3, 2009 letter agreement, Deerfield and the Company agreed that, in lieu of satisfying the warrant redemption price of approximately $3.87 million in cash, the Company could satisfy such obligation at Deerfield’s election as follows:

•
upon the completion by the Company of a “Qualified Financing” at any time or from time to time on or prior to June30, 2010, by the issuance to Deerfield of the same type of securities that Deerfield would have received had the redemption price been invested in such financing; or

•
on any date on or prior to July 1, 2010 specified in a written notice by Deerfield to the Company, by the issuance to Deerfield of shares of the Company’s common stock equal to the redemption price divided by the lesser of $.60 or the average closing sale price of the common stock during the 10 trading days immediately preceding the date of such notice.

The Company satisfied the warrant redemption price by issuing to Deerfield securities in connection with its October 2009 private placement.  See “Note 12. Subsequent Events.”

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3. RECENT ACCOUNTING PRONOUNCEMENTS

In April 2009, the FASB issued an amendment to ASC 825, entitled “Interim Disclosures About Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this amendment, fair values for these assets and liabilities were only disclosed annually. This amendment applies to all financial instruments within the scope of ASC 825 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. This amendment was effective for interim periods ending after June 15, 2009. This amendment does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this amendment requires comparative disclosures only for periods ending after initial adoption. The adoption did not have any impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” or ASC 855, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s consolidated financial statements.

In June 2009, the Financial Accounting Standards Board, or FASB, established the FASB Accounting Standards Codification TM, or ASC, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States. All other accounting literature not included in the ASC is now nonauthoritative. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009 and its adoption did not have any impact on the Company’s consolidated financial statements. The ASC is updated through the FASB’s issuance of Accounting Standard Updates, or ASUs. Summarized below are recently issued accounting pronouncements as described under the new ASC structure.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value,” or ASU 2009-05, which amends ASC 820 to provide clarification of a circumstances in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the principles of ASC 820. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this ASU did not have an impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements,” or ASU 2009-13, which amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC 605. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact, if any, that the adoption of this amendment will have on its consolidated financial statements

NOTE 4.  FACILITY AGREEMENT

On October 30, 2007, the Company entered into a Facility Agreement (the “loan agreement”) with Deerfield under which Deerfield agreed to lend to the Company an aggregate principal amount of up to $30 million. Of the total $30 million funds committed pursuant to the loan agreement, $20 million is available for disbursement in four installments every six months commencing October 30, 2007.  As of September 30, 2009, the Company had drawn down the entire $20 million pursuant to these funds.  The remaining $10 million is subject to disbursement in three installments upon the achievement of clinical development milestones relating to the Company’s Marqibo and Menadione product candidates, of which it has drawn down $7.5 million as of September 30, 2009. Deerfield’s obligation to disburse loan proceeds expires October 30, 2010, and the Company must repay all outstanding principal and interest owing under the loan agreement no later than October 30, 2013. The Company is also required to make quarterly interest payments on outstanding principal, at a stated annual rate of 9.85%. In accordance with and upon execution of the loan agreement, the Company paid a loan commitment fee of $1.1 million to an affiliate of Deerfield.  The Company’s obligations under the loan are secured by all of its current and future assets, both tangible and intangible. The effective interest rate on the $20 million of principal that were disbursable on the six month installments, including discount on debt, is approximately 18.0%.  The effective interest rate on the $7.5 million of principal payable related to the achievement of development milestones, including discount on debt, is approximately 11.6%.  As of September 30, 2009, the Company had accrued $0.7 million in interest payable that was paid in October 2009.

As additional consideration for the loan, on October 30, 2007, the Company issued to Deerfield two series of 6-year warrants to purchase an aggregate of 5,225,433 shares of our common stock at an exercise price of $1.31 per share (subject to adjustment for stock splits, combinations and similar events), which represented the closing bid price of the Company’s common stock as reported on the Nasdaq Global Market on the issuance date. One series of such warrants initially represented the right to purchase 4,825,433 shares, which equaled 15% of the Company’s outstanding common stock as of October 30, 2007. These warrants contained an anti-dilution feature so that, as the Company issued additional shares of its common stock during the term of the warrants, the number of shares purchasable under this series was automatically increased so that they always represented 15% of the Company’s then outstanding common stock. The exercise price for any incremental shares that became purchasable due to this feature remained fixed at $1.31 per share. The second series of warrants, representing the right to purchase an aggregate of 400,000 shares of common stock, was identical in form except that it did not contain such anti-dilution feature. When the Company drew down the $7.5 million of funds conditioned upon the achievement of clinical development milestones relating to the Marqibo and Menadione programs on October 14, 2008, it was required to issue to Deerfield additional warrants to purchase 850,136 shares of common stock, which represented 2.625% of the total shares of common stock then outstanding. The October 2008 warrants contained the same anti-dilution feature as those issued by the Company on October 30, 2007.

As of September 30, 2009, all warrants issued to Deerfield had been redeemed by the Company and the satisfaction of this redemption obligation of $3.87 million was payable in the Company’s securities pursuant to the terms of a September 3, 2009 agreement between Deerfield and the Company. In accordance with the terms of the warrants, Deerfield required the Company to redeem the warrants upon the suspension of trading on the NASDAQ Capital Market of the Company’s common stock on September 8, 2009.   See Note 2 for additional details.  The Company recognized additional loss on the revaluation of the liability associated with the redemption of these warrants in the three months ending September 30, 2009.  This liability was satisfied as part of the Company’s private placement which closed on October 8, 2009, pursuant to which the Company issued 12,906,145 shares of common stock and seven-year warrants to purchase an additional 1,290,613 shares of common stock at an exercise price of $0.60 per share to Deerfield.  See “Note 12. Subsequent Events” for further discussion.

If the Company draws down the remaining funds conditioned upon the achievement of clinical development milestones, it will be required to issue to Deerfield additional warrants to purchase up to an additional 0.875% of its then outstanding common stock, which warrants will contain the same anti-dilution feature as those issued by the Company on October 30, 2007 and October 14, 2008.  The Company does not anticipate achieving this milestone prior to the middle of 2010.

As of September 30, 2009, the Company had drawn down $27.5 million of the entire $30 million loan facility, which represented the entire amount available based on installments and clinical development milestones achieved related to the Marqibo and Menadione programs.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Summary of Notes Payable. On November 1, 2007, the Company drew down $7.5 million of the $30.0 million in total loan proceeds available. On October 14, 2008 and November 12, 2008, the Company drew down an additional $12.5 million and $2.5 million, respectively.  The Company is not required to pay back any portion of the principal amount until October 30, 2013. Of the $12.5 million borrowed on October 14, 2008, $7.5 million related to development milestones the Company had previously achieved and was subsequently entitled to draw down additional funds pursuant to the Deerfield agreement.  These warrants contained an anti-dilution feature that provided Deerfield with the right to purchase shares of the Company’s common stock equal to 2.625% of the total shares outstanding.  Upon issuance of these shares, the fair value of the warrants was determined and included as additional discount on the debt to Deerfield.  Because the Company issued the warrants pursuant to the loan, the Company recognized a discount on the note.  On May 20, 2009, the Company drew down $5.0 million which was available pursuant to the terms of the loan agreement.  The table below is a summary of the change in carrying value of the notes payable, including the discount on debt for the nine months ended September 30, 2009 and 2008:

	Carrying Value at January 1,	Gross Borrowings Incurred	Debt Discount Incurred	Amortized Discount	Carrying Value at September 30,
2009
Notes payable	$22,500,000	$5,000,000	$—	$—	$27,500,000
Discount on debt	(5,648,459)	—	—	530,806	(5,117,653)
Carrying value	$16,851,541				$22,382,347

2008
Notes payable	$7,500,000	$—	$—	$—	$7,500,000
Discount on debt	(5,474,376)	—	—	164,092	(5,310,284)
Carrying value	$2,025,624				$2,189,716

A summary of the debt issuance costs and changes during the periods ending September 30, 2009 and 2008 is as follows:

	Deferred Transaction Costs on January 1,	Amortized Debt Issuance Costs	Deferred Transaction Costs on September 30,

2009	$1,361,356	$(120,878)	$1,240,478

2008	$1,423,380	$(28,084)	$1,395,296

NOTE 5. STOCKHOLDERS' DEFICIT

Stock Incentive Plans. We have two stockholder-approved stock incentive plans under which we grant or have granted options to purchase shares of our common stock and restricted stock awards to employees: the 2003 Stock Option Plan (the “2003 Plan”) and the 2004 Stock Incentive Plan (the “2004 Plan”). The Board of Directors or the Chief Executive Officer, to the extent authorized by the Board, is responsible for administration of the Company’s employee stock incentive plans and determines the term, exercise price and vesting terms of each option. In general, stock options issued under the 2003 Plan and 2004 Plan have a vesting period of three years and expire ten years from the date of grant.

On October 2, 2009, the Company’s Board of Directors adopted amendments to the 2003 Plan and 2004 Plan.  Pursuant to the amendments, the number of shares of common stock authorized for issuance under the 2003 Plan was reduced from 1,410,068 to 668,342, of which 399,664 shares are reserved for issuance pursuant to the exercise of outstanding stock options, and 268,678 shares have previously been issued under the 2003 Plan.  Similarly, the number of shares of common stock authorized for issuance under the 2004 Plan was reduced from 7,000,000 to 5,013,257, of which 4,545,661 shares are reserved for issuance pursuant to the exercise of outstanding stock options, and 467,596 shares have previously been issued under the 2004 Plan.

The Company also has adopted the 2006 Employee Stock Purchase Plan (the “2006 Plan”) under which the Company's eligible employees may purchase shares of the Company’s common stock through lump sum payments or payroll deductions. The 2006 Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. As adopted, the 2006 Plan authorized the issuance of up to a maximum of 750,000 shares of common stock.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Stock Options. The following table summarizes information about stock options outstanding at September 30, 2009 and changes in outstanding options in the nine months then ended, all of which are at fixed prices:

	Number of Shares Subject to Options Outstanding	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding January 1, 2009	4,470,871	$2.36
Options granted	1,285,000	0.16
Options cancelled	(570,833)	2.30
Options exercised	—	—
Outstanding September 30, 2009	5,185,038	1.82	7.82	$569,036
Exercisable at September 30, 2009	2,631,867	$2.74	6.91	$40,794

Total share-based compensation expense was approximately $1.0 million and $1.9 million related to employee stock options recognized in the operating results for the nine months ended September 30, 2009 and 2008, respectively.

The following table summarizes information about stock options outstanding at September 30, 2009:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Subject to Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price
$0.07 - $ 0.14	1,155,505	$0.14	9.1 yrs	70,505	$0.07
$0.21 - $ 1.18	2,126,045	0.98	8.1 yrs	946,378	1.00
$1.33 - $ 2.41	1,065,988	1.68	6.9 yrs	864,652	1.68
$4.51 - $ 10.98	837,500	6.45	6.7 yrs	750,332	6.41
$0.07 - $10.98	5,185,038	$1.82	7.8 yrs	2,631,867	$2.74

Employee Stock Purchase Plan. The 2006 Plan allows employees to contribute a percentage of their gross salary toward the semi-annual purchase of shares of our common stock. The price of each share will not be less than the lower of 85% of the fair market value of our common stock on the last trading day prior to the commencement of the offering period or 85% of the fair market value of our common stock on the last trading day of the purchase period. A total of 750,000 shares of common stock were initially reserved for issuance under the 2006 Plan.  As of September 30, 2009, there were 421,504 shares available for issuance under this plan.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Assumptions. The following table summarizes the assumptions used in applying the Black-Scholes-Merton option pricing model to determine the fair value of awards granted during the three and nine months ended September 30, 2009 and 2008, respectively:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Employee stock options
Risk-free interest rate	1.90%	2.65%	1.90%	2.65%
Expected life (in years)	5.5 – 6.0	6.0	5.5 – 6.0	5.5 – 6.0
Volatility	0.85	0.9	0.85 – 0.95	0.9
Dividend Yield	0%	0%	0%	0%
Employee stock purchase plan
Risk-free interest rate	0.27 - 1.11%	3.05-3.49%	0.27 - 1.11%	3.05-49%
Expected life (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Volatility	1.73 – 2.45	0.75-0.80	1.30 – 2.45	0.75-0.80
Dividend Yield	0%	0%	0%	0%

The Company estimates the fair value of each option award on the date of grant using the Black-Scholes-Merton option-pricing model and we use the assumptions as allowed by ASC 718, Compensation – Stock Compensation.  As allowed by ASC 718-10-55, companies with a short period of publicly traded stock history, the Company’s estimate of expected volatility is based on the average expected volatilities of a sampling of three companies with similar attributes to it, including industry, stage of life cycle, size and financial leverage as well as the Company’s own historical data. As the Company has so far only awarded “plain vanilla” options as described by the SEC’s Staff Accounting Bulletin Topic No. 14, Share-Based Payment, it used the “simplified method” for determining the expected life of the options granted. The Company will continue to use the “simplified method” under certain circumstances, which it will continue to use as it does not have sufficient historical data to estimate the expected term of share-based award.  The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant valuation. ASC 718 does not allow companies to account for option forfeitures as they occur. Instead, estimated option forfeitures must be calculated upfront to reduce the option expense to be recognized over the life of the award and updated upon the receipt of further information as to the amount of options expected to be forfeited. Based on our historical information, the Company currently estimates that 22% annually of its stock options awarded will be forfeited.

Warrants. As of September 30, 2009, all outstanding warrants were available for exercise. Warrants to acquire 258,927 shares of common stock at $1.85 per share expired in February of 2009.  Warrants to acquire 892,326 shares of common stock at $1.57 per share expire in April 2010. Warrants to acquire 864,648 shares of common stock at $5.80 per share expire in October 2010.  On August 24, 2009, Deerfield notified the Company that it was electing to require the Company to redeem 6,142,754 warrants, which constituted all warrants issued and outstanding to Deerfield on such date.  As of September 30, 2009, all warrants issued to Deerfield had been redeemed by the Company and the satisfaction of this redemption obligation of $3.87 million was payable in the Company’s securities pursuant to the terms of a September 3, 2009 agreement between Deerfield and the Company.  See Note 2 for additional details. The following table summarizes the warrants outstanding as of September 30, 2009 and the changes in outstanding warrants in the period then ended:

	Number Of Shares Subject To Warrants Outstanding	Weighted-Average Exercise Price
Warrants outstanding January 1, 2009	8,123,956	$1.83
Warrants granted	34,699	1.31
Warrants cancelled	(258,927)	1.85
Warrants redeemed	(6,142,754)	1.31
Warrants outstanding September 30, 2009	1,756,974	$3.65

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the fair value hierarchy for the Company’s financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2009:

Assets	Level 1	Level 2	Level 3	Total
Money market funds	$55,702	$—	$—	$55,702
Available-for-sale equity securities	104,000	—	—	104,000
Total	$159,702	$—	$—	$159,702

Liabilities	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	—	$3,899,699	$3,899,699
Total	$—	$—	$3,899,699	$3,899,699

A summary of the activity of the fair value of the Level 3 liabilities is as follows:

	Beginning Value of Level 3 Liabilities	Realized (Gain)/Loss on Change in Fair Value of Level 3 Liabilities	Ending Fair Value of Level 3 Liabilities
For the period ended September 30, 2009	$1,450,479	$2,449,220	$3, 899,699

For the period ended September 30, 2008	$4,232,355	$(2,199,832)	$2,032,523

Inclusive in the activity above, the Company recognized a loss of $0.3 million and a gain of $0.4 million for the three months ended September 2009 and 2008, respectively.  All level 3 liabilities relate to the obligation to Deerfield pursuant to the warrants issued under the loan facility agreement.  The contractual amount of this liability at September 30, 2009 was $3,87 million.

NOTE 7. AVAILABLE-FOR-SALE SECURITIES

On September 30, 2009, the Company had $104,000 in total marketable securities which consisted of shares of NovaDel Pharma, Inc. (“NovaDel”) purchased in 2004 in conjunction with a licensing transaction.

During the nine months ended September 30, 2009, the Company recorded an unrealized loss of $24,000, compared to an unrealized gain of $84,000 and a realized loss of $108,000 for the nine months ended September 30, 2008.  The following table summarizes the NovaDel shares classified as available-for-sale securities during the nine months ended September 30, 2009 and 2008:

	Beginning Value	Net Unrealized Gain/(Loss)	Gross Realized Gain/(Loss)	Ending Value

Nine months ended September 30, 2009	$128,000	$(24,000)	$—	$104,000

Nine months ended September 30, 2008	$96,000	$84,000	$(108,000)	$72,000

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Trade accounts payable	$1,337,653	$457,725
Clinical research and other development related costs	738,192	2,554,374
Accrued personnel related expenses	169,821	549,469
Interest payable	682,753	478,332
Accrued other expenses	258,978	185,963
Total	$3,187,397	$4,225,863

NOTE 9. COMMITMENTS

Employment Agreements.   On June 6, 2008, the Company entered into a new employment agreement with its President and Chief Executive Officer. This agreement provides for an employment term that expires in December 2010. The minimum aggregate amount of gross salary compensation to be provided for over the remaining term of the agreement amounted to approximately $0.5 million at September 30, 2009.

Lease. The Company entered into a three year sublease, which commenced on May 31, 2006, for property at 7000 Shoreline Court in South San Francisco, California, where the Company’s executive offices are located. In May 2008, the Company and its sublessor entered into an amendment to the sublease agreement, which increased the term of the lease from three years to four years. Effective June 24, 2009, the Company entered into a further amendment to the sublease, which extended the term of the lease through March 2011 and reduced the monthly lease payments from $2.80 per square foot to $2.45 per square foot for the eleven month period from July 2009 through May 2010 and reduced the lease payments from $2.90 per square foot to $1.95 per square feet for the ten month period from June 2010 through March 2011.  The total cash payments due for the duration of the sublease equaled approximately $0.7 million at September 30, 2009.

NOTE 10. RESTRICTED CASH

On May 31, 2006, the Company entered into a sublease agreement relating to its South San Francisco, CA offices. The sublease required the Company to provide a security deposit in the amount of $125,000. To satisfy this obligation the Company obtained a $125,000 letter of credit with the sublessor as the beneficiary in case of default or failure to comply with the sublease requirements. In order to obtain the letter of credit, the Company was required to deposit a compensating balance of $125,000 into a restricted money market account with its financial institution. This compensating balance for the letter of credit will be restricted for the entire five-year period of the sub-lease.

NOTE 11. AMENDMENT TO TEKMIRA LICENSE AGREEMENT

On June 2, 2009, the Company and Tekmira executed an amendment to the license agreement originally entered into on May 6, 2006 and which was amended on April 30, 2007 (the “Agreement”).  The amendment, which was effective on May 27, 2009, makes the following material amendments to the Agreement:

•	As amended, the amount of the milestone payment required to be made by the Company to Tekmira upon the FDA’s approval of a Marqibo new drug application (“NDA”) was increased.

•
The Agreement previously required the Company to make milestone payments upon the dosing of the first patient in any clinical trial of each of Alocrest and Brakiva.  After giving effect to the Amendment, the Agreement now provides that such milestones are payable following the FDA’s acceptance for review of an NDA for such product candidates.  In addition, the milestone payments payable under the Agreement upon the FDA’s approval of an NDA for Alocrest and Brakiva were both increased in amount.

•
The Amendment reduces the amount of Tekmira’s share of any payments received by the Company from third parties in consideration of sublicenses granted to such third parties or for royalties received by Hana from such third parties.

•	The maximum aggregate amount of milestone payments for all product candidates was increased from $30.5 million to $37.0 million.

As a result of this amendment, the Company reversed recognition of a previously accrued milestone payment to Tekmira which was achieved upon the enrollment of the first patient in the Company’s Phase 1 clinical trial in Brakiva.

HANA BIOSCIENCES, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 12. SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through November 12, 2009, the date the Company filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 with the SEC.  No material subsequent events occurred that have not been previously discussed or included in the financial statements or the notes to the financial statements for its Form 10-Q for the period ending September 30, 2009, except as set forth below.

On October 2, 2009, the Company’s Board of Directors adopted amendments to the 2003 Plan and 2004 Plan (See Note 5).  Pursuant to the amendments, the number of shares of common stock authorized for issuance under the 2003 Plan was reduced from 1,410,068 to 668,342, of which 399,664 shares are reserved for issuance pursuant to the exercise of outstanding stock options, and 268,678 shares have previously been issued under the 2003 Plan.  Similarly, the number of shares of common stock authorized for issuance under the 2004 Plan was reduced from 7,000,000 to 5,013,257, of which 4,545,661 shares are reserved for issuance pursuant to the exercise of outstanding stock options, and 467,596 shares have previously been issued under the 2004 Plan.

On October 7, 2009, the Company entered into a securities purchase agreement with a number of accredited investors pursuant to which it agreed to sell in a private placement an aggregate of 54,593,864 units of its securities. Each unit consisted of either (i) one share of the Company’s common stock plus a seven-year warrant to purchase one-tenth of one additional share of common stock at an exercise price of $0.60 per share (referred to in the purchase agreement as a Series B Warrant), or (ii) a seven-year warrant to purchase, at an exercise price of $0.01 per share, one share of common stock (referred to in the purchase agreement as a Series A Warrant), plus a Series B Warrant to purchase one-tenth of one share of common stock.  The purchase price per unit was $0.30, except that to the extent an investor purchased units that included the Series A Warrants, the purchase price was reduced to $0.29 to give effect to the additional $0.01 that would be paid upon exercise of the Series A Warrants.  Pursuant to the purchase agreement, the Company sold an aggregate of 43,562,142 units consisting of an equal number of shares of common stock and Series B Warrants to purchase 4,356,212 additional shares of common stock, and 11,031,722 units consisting of Series A Warrants to purchase an equal number of shares of common stock and Series B Warrants to purchase 1,103,170 additional shares of common stock.  The aggregate purchase price for all securities sold under the purchase agreement was approximately $16.27 million, before deducting expenses.  Of this total amount, approximately $12.4 million was paid in cash and approximately $3.87 million represented the satisfaction of an outstanding obligation that the Company owed to Deerfield.  See Note 4 for further discussion.  The net proceeds available to the Company for operations from this financing transaction were approximately $11.7 million.  Pursuant to the purchase agreement, the Company agreed to use the proceeds from the sale of these securities solely for the clinical and regulatory development of is Marqibo program.

Pursuant to a September 2009 agreement entered into between the Company and Deerfield, and in full satisfaction of the redemption obligation (See Note 4), Deerfield received 12,906,145 units consisting of an equal number of shares of common stock and Series B Warrants to purchase 1,290,613 additional shares of common stock (the “Deerfield Warrant Redemption Securities”) in the private placement.

60,053,246 Shares

Common Stock

PROSPECTUS

      , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

Amount to be Paid
SEC registration fee	$1,541.45
Legal fees and expenses	25,000
Accounting fees and expenses	15,000
Printing and engraving and miscellaneous expenses	5,000
Total	$46,541.45

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation and bylaws provide that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act of 1933.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

On October 7, 2009, Hana entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors pursuant to which the Company agreed to sell in a private placement (the “Offering”) an aggregate of 54,593,864 units (the “Units”), each Unit consisting of (i) either (a) one share of common stock (each a “Share,” and collectively, the “Shares”), or (b) a seven-year warrant to purchase one share of common stock (collectively, the “Series A Warrant Shares”) at an exercise price of $0.01 per share (collectively, the “Series A Warrants”), and (ii) a seven-year warrant to purchase one-tenth of one share of common stock, rounded down to the nearest whole number (collectively, the “Series B Warrant Shares,” and together with the Series A Warrant Shares, the “Warrant Shares”), at an exercise price of $0.60, which represents the closing bid price of the Company’s common stock on October 7, 2009 (collectively, the “Series B Warrants,” and together with the Series A Warrants, the “Warrants”).  The closing of the transactions contemplated by the Purchase Agreement occurred on October 8, 2009.

The Offering resulted in the sale of 43,562,142 Units consisting of Shares and Series B Warrants at a purchase price of $0.30 per Unit, and 11,031,722 Units consisting of Series A Warrants and Series B Warrants at a purchase price of $0.29 per Unit, for total consideration to the Company of approximately $16.27 million, before deducting expenses.  Of this total amount, approximately $12.4 million was paid to the Company in cash and approximately $3.87 million represented the satisfaction of an outstanding obligation of the Company to certain of the investors, as discussed below.

    Among the investors who participated in the Offering were Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited and Deerfield Private Design International, L.P. (collectively, “Deerfield”).  Prior to the Offering, the Company owed Deerfield approximately $3.87 million (the “Warrant Redemption Price”), representing the redemption price of certain warrants issued to Deerfield in connection with an October 2007 loan agreement between the parties.  Pursuant to a letter agreement between the Company and Deerfield dated September 3, 2009, Deerfield agreed to accept, in lieu of cash and subject to additional terms and conditions as set forth therein, payment of the Warrant Redemption Price in the form of the same type of securities as issued by the Company in a future financing transaction.  As contemplated by the September 2009 letter agreement, and in full satisfaction of the Warrant Redemption Price, Deerfield received 12,906,145 Units consisting of Shares and Series B Warrants (the “Deerfield Warrant Redemption Securities”) in the Offering.

For the issuances of Shares and Warrants in connection with the Offering, the Company relied on the exemption from federal registration under Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder, based on the Company’s belief that the offer and sale of the Shares and Warrants did not involve a public offering, as each purchaser of such securities was an “accredited investor” and no general solicitation was involved in connection with the Offering.

On October 30, 2007, in connection with the loan agreement referenced above, the Company issued Deerfield six-year warrants to purchase an aggregate of 5,225,433 shares of the Company’s common stock at an exercise price of $1.31 per share (subject to adjustment for stock splits, combinations and similar events), which represented the closing bid price of the Company’s common stock as reported on the Nasdaq Global Market on October 30, 2007.  For these issuances, the Company relied on the exemption from federal registration under Section 4(2) of the Securities Act and/or Rule 506 promulgated thereunder, based on the Company’s belief that the offer and sale of the warrants did not involve a public offering as Deerfield was an “accredited investor” and no general solicitation was involved.

On December 22, 2006, the Company sold 11,718 shares of its common stock pursuant to the exercise of an outstanding warrant at an exercise price of $1.57. The warrant was originally issued to an investor in the Company’s April 2005 private placement. The sale and issuances of the shares were made in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) of such act and/or Rule 506 promulgated thereunder. The Company had a reasonable basis to believe that the purchaser was an “accredited investor” and/or had knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the investment.

On November 21 and December 22, 2006 the Company sold 100,000 and 6,000 shares of its common stock pursuant to the exercise of outstanding warrants at an exercise price of $5.80. The warrants were originally issued to investors in the Company’s October 2005 private placement. The sale and issuances of the shares were made in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) of such act and/or Rule 506 promulgated thereunder. The Company had a reasonable basis to believe that the purchaser was an “accredited investor” and/or had knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the investment.

On September 29, 2006, the Company issued 67,068 shares of its common stock to five institutional investors pursuant to a milestone payment pursuant to the terms of the Company’s May 6, 2006 license agreement with Inex Pharmaceuticals Corporation. The Company relied on Section 4(2) and Rule 506 under the Securities Act in connection with this issuance, as it had a reasonable basis to believe each purchaser was an “accredited investor” and non general solicitation or other public offering was involved in the sale.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibits.

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated June 17, 2004 by and among the Registrant, Hudson Health Sciences, Inc. (n/k/a Hana Biosciences, Inc.) and EMLR Acquisition Corp. (incorporated by reference to Exhibit 2.0 of the Registrant’s Form 8-K filed June 24, 2004).

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form SB-2/A (SEC File No. 333-118426) filed October 12 2004).
3.2
Amended and Restated Bylaws of Hana Biosciences, Inc. (incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form SB-2/A (SEC File No. 333-118426) filed on October 12, 2004).

4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form SB-2/A (SEC File No. 333-118426) filed October 12, 2004).
4.2
Form of common stock purchase warrant issued to Paramount BioCapital, Inc. in connection with April 2005 private placement (incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-KSB (SEC File No. 000-50782) for the year ended December 31, 2004).

4.3
Form of option to purchase an aggregate of 138,951 shares of common stock originally issued to Yale University and certain employees thereof (incorporated by reference to Exhibit 4.2 of the Registrant’s Annual Report on Form 10-KSB (SEC File No. 000-50782) for the year ended December 31, 2004).

4.4	Schedule of options in form of Exhibit 4.3 (incorporated by reference to Exhibit 4.2 of the Registration’s Annual Report on Form 10-KSB (SEC. File No. 000-50782) for the year ended December 31, 2004).
4.5	Form of warrant issued in connection with April 2005 private placement (incorporated by reference to Exhibit 4.5 of Registrant’s Form SB-2 (SEC File. No. 333-125083) filed on May 20, 2005).
4.6
Form of warrant issued in connection with Registrant’s October 2005 private placement (incorporated by reference to Exhibit 4.6 of Registrant’s Form S-3 (SEC File No. 333-129722) filed on November 15, 2005).

4.7
Form of Promissory Note issued to lenders in connection with October 30, 2007 Facility Agreement. (incorporated by reference to Exhibit 4.9 to the Registrant’s Form 10-K for the year ended December 31, 2007).

4.8	Form of Series A warrant to purchase common stock issued in connection with October 2009 private placement (previously filed ).
4.9	Schedule of warrants issued on form of warrant attached as Exhibit 4.8 hereof (previously filed ).
4.10	Form of Series B warrant to purchase common stock issued in connection with October 2009 private placement (previously filed ).
4.11	Schedule of warrants issued on form of warrant attached as Exhibit 4.10 hereof (previously filed ).
5.1	Opinion of Fredrikson & Byron, P.A. (previously filed).
10.1	Hana Biosciences, Inc. 2004 Stock Incentive Plan, as amended through June 22, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed June 27, 2007).
10.2	Form of stock option agreement for use in connection with 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K for the year ended December 31, 2006).
10.3	2003 Stock Option Plan of Hana Biosciences, Inc. (incorporated by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A filed April 7, 2006).
10.4	Summary terms of non-employee director compensation (incorporated by reference to Exhibit 10.1 of Registrant’s Form 10-Q for the quarter ended March 31, 2007).
10.5	2006 Employee Stock Purchase Plan of Hana Biosciences, Inc. (incorporated by reference to Appendix D of the Company's Definitive Proxy Statement on Schedule 14A filed April 7, 2006).
10.6
Amended and Restated License Agreement dated April 30, 2007 between the Company and Tekmira Pharmaceuticals Corp., as successor in interest to Inex Pharmaceuticals Corp. (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 10-Q for the quarter ended June 30, 2007)+

10.7
Sublicense Agreement dated May 6, 2006 among the Registrant, Inex Pharmaceuticals Corporation and the University of British Columbia (incorporated by reference to Exhibit 10.5 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).+

10.8
Registration Rights Agreement dated May 6, 2006 between the Registrant and Inex Pharmaceuticals Corporation (incorporated by reference to Exhibit 10.6 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).

10.9
Amended and Restated License Agreement among Elan Pharmaceuticals, Inc., Inex Pharmaceuticals Corporation (for itself and as successor in interest to IE Oncology Company Limited), as assigned to the Registrant by Inex Pharmaceuticals Corporation on May 6, 2006 (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).

10.10	Form of common stock purchase agreement dated May 17, 2006 between the Registrant and certain investors (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed May 17, 2006).
10.11
Sublease Agreement dated May 31, 2006 between the Registrant and MJ Research Company, Inc., including amendment thereto dated May 31, 2006 (incorporated by reference to Exhibit 10.15 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).

10.12	Research and License Agreement dated October 9, 2006 between the Registrant and Albert Einstein College of Medicine of Yeshiva University, a division of Yeshiva University.+
10.13	Employment Agreement dated December 18, 2006 between Hana Biosciences, Inc. and John P. Iparraguirre (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed December 19, 2006).
10.14
Patent and Technology License Agreement dated February 14, 2000 (including amendment dated August 15, 2000) between the Board of Regents of the University of Texas System on behalf of the University of Texas M.D. Anderson Cancer Center and Hana Biosciences, Inc., as successor in interest to Inex Pharmaceuticals Corp. (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 10-Q for the quarter ended June 30, 2007).+

10.15
Product Development and Commercialization Sublicense Agreement dated July 31, 2007 Among Hana Biosciences, Inc., Par Pharmaceuticals, Inc., and NovaDel Pharma, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 10-Q for the quarter ended September 30, 2007).+

10.16
Amended and Restated License Agreement dated July 31, 2007 between Hana Biosciences, Inc. and NovaDel Pharma, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 10-Q for the quarter ended September 30, 2007).+

10.17
Facility Agreement dated October 30, 2007 among Hana Biosciences, Inc., Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund L.P., Deerfield Special Situations Fund International Limited, and Deerfield Private Design International, L.P. (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-K for the year ended December 31, 2007).

10.18
Security Agreement dated October 30, 2007 between Hana Biosciences, Inc. in favor of Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund L.P., Deerfield Special Situations Fund International Limited, and Deerfield Private Design International, L.P. (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 10-K for the year ended December 31, 2007).

10.19
Separation and release agreement dated January 22, 2008 between Hana Biosciences, Inc. and Fred L. Vitale (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 10-Q for the quarter ended March 31, 2008).

10.20
Letter agreement dated March 16, 2008 between Hana Biosciences, Inc. and Anne E. Hagey, M.D. (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 10-Q for the quarter ended March 31, 2008).

10.21	Employment Agreement by and between Hana Biosciences, Inc. and Steven R. Deitcher, dated June 6, 2008 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed June 11, 2008).
10.22
Second Amendment to Sublease Agreement dated May 19, 2008 by and between MJ Research Company and Hana Biosciences, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 10-Q for the quarter ended June 30, 2008).

10.23
Amendment No. 1 to Employment Agreement dated October 31, 2008 between Hana Biosciences, Inc. and John P. Iparraguirre (incorporated by reference to Exhibit 10.23 to the Registrant’s Form 10-K for the year ended December 31, 2008).

10.24
Amendment No. 1 dated June 2, 2009 to Amended and Restated License Agreement dated April 30, 2007 between Hana Biosciences, Inc. and Tekmira Pharmaceuticals Corp. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 10-Q for the quarter ended June 30, 2009).+

10.25
Agreement dated September 3, 2009 by and among Hana Biosciences, Inc., Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund L.P., Deerfield Special Situations Fund International Limited, and Deerfield Private Design International, L.P. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed September 10, 2009).

10.26
Form of Securities Purchase Agreement entered into among the Company and certain accredited investors on October 7, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed October 8, 2009).

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
23.2	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1).
24.1	Power of Attorney (previously filed )

+
Portions of this exhibit have been omitted pursuant to an order granting confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.  Such omitted portions have been filed separately with the Securities and Exchange Commission.

ITEM 17.    UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

                   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on November 16, 2009.

HANA BIOSCIENCES, INC.

By:	/s/ Steven R. Deitcher
Steven R. Deitcher, M.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven R. Deitcher	President, Chief Executive Officer and Director	November 16, 2009
Steven R. Deitcher, M.D.	(Principal Executive Officer)

/s/ John P. Iparraguirre	Vice President, Chief Financial Officer and Secretary	November 16, 2009
John P. Iparraguirre	(Principal Financial Officer)

/s/ Tyler M. Nielsen	Controller	November 16, 2009
Tyler M. Nielsen	(Principal Accounting Officer)

*	Director	November 16, 2009
Arie S. Belldegrun, M.D.

*	Director	November 16, 2009
Paul V. Maier

*	Chairman of the Board	November 16, 2009
Leon E. Rosenberg, M.D.

*	Director	November 16, 2009
Michael Weiser, M.D.

	Director	November 16, 2009
Linda E. Wiesinger

*(By:	/s/ Steven R. Deitcher
Steven R. Deitcher Attorney-in-fact

INDEX TO EXHIBITS FILED WITH THIS REGISTRATION STATEMENT

Exhibit Number	Description of Document
23.1                 Consent of Iindependent Registered Public Accounting Firm